82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031261

REGISTRANT'S NAME ~~Arcom~~ Arcom Energia S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 2 5 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3295 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/15/02

82-3295

ANDERSEN

AR/S
12-31-01

PECOM ENERGIA S.A.

de PEREZ COMPANC S.A.

Annual Report and Summary of Events
and Financial Statements
As of December 31, 2001, 2000 and 1999
Auditor's Report

02 APR 12 AM 9:56

Consolidated financial information

(Stated in million of pesos, unless otherwise indicated)

	2001	Variation 2001 - 2000	2000	1999
Net sales	**1,654**	7.0%	1,546	1,240
Gross profit	**524**	5.6%	496	354
Operating income	**386**	(4.0%)	402	310
Net income	**102**	(64.0%)	283	338
EBITDA (1)	**693**	11.2%	623	506
Total assets	**6,194**	12.8%	5,493	4,992
Total debt	**2,656**	24.4%	2,135	1,886
Equity	**2,817**	1.4%	2,777	2,556
Capitalization (2)	**5,493**	11.4%	4,931	4,459
Total debt / Capitalization	**48.4%**		43.3%	42.3%
Capital expenditures and contributions to affiliates	**808**	37.9%	586	551
Net cash generated by operations	**664**	66.0%	400	89
Net income per share (Ps.)	**0.13**		0.36	0.43
Dividends per share (Ps.) (3)	**0.00**		0.08	0.08
EBITDA/Interest generated by liabilities	**3.21**		3.35	3.14
Return on equity	**3.6%**		10.6%	14.0%
<u>*Main operating data*</u>				
Sales of equivalent crude oil (Thousands of barrels per day)	**183.6**	34.7%	136.3	128.5
Argentina	**112.9**	43.8%	78.5	77.4
Abroad	**70.7**	22.3%	57.8	51.1
Input to refinery (thousands of crude oil barrels per day)	**25.5**	4.9%	24.3	30.0
Petrochemical: Sales of styrene (Tn)	**101,869**	(44.0%)	181,891	48,300
Sales of polystyrene (Tn)	**159,602**	65.9%	96,186	76,683
Electricity generation (gwh)	**4,732**	(2.8%)	4,869	4,017
Proved reserves of oil (Thousands of barrels) (4)	**739,172**	(9.2%)	814,164	733,067
Argentina	**237,280**	(19.5%)	294,591	300,465
Abroad	**501,892**	(3.4%)	519,573	432,602
Proved reserves of natural gas (Millions of cubic feets) (4)	**1,624,539**	(41.4%)	2,771,305	2,459,937
Argentina	**1,129,486**	(4.8%)	1,187,003	1,100,815
Abroad	**495,053**	(68.8%)	1,584,302	1,359,122
Total proved reserves (Millions of equivalent oil barrels) (4)	**1,009.9**	(20.9%)	1,276.0	1,143.1
Argentina	**425.5**	(13.6%)	492.4	484.0
Abroad	**584.4**	(25.4%)	783.6	659.1
Reserves replacement rate	**-2.95**		3.54	2.1

(1) Earnings before financial income (expense) and holding gains (losses), income tax, depreciation and amortization and other income (expenses) net.

(2) Includes total debt, minority interest in subsidiaries and shareholders' equity.

(3) For year 2001, the Board of Director did not propose any dividend distribution.

(4) It includes Pecom Energía and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method.

TO OUR SHAREHOLDERS

Our company has closed its 56th fiscal year. The year 2001 has been particularly difficult, full of events having historical meaning both at a local and international level. We have now a challenge: understanding the magnitude and extent of such events as well as the key elements that will govern the Company's activities in the future.

In such respect, and although we lack the necessary historical perspective, the events occurred on September 11, 2001, in the United States of America perhaps mean the end of a world order and the entering of mankind into a new stage in history, through the emergence of a new geopolitical, social and economic scenario.

In Argentina, after several attempts to find a political and economic solution, the country is going through a period of high uncertainty. Within such scenario, the year 2001 witnessed a new drop in the activity level in addition to a recession of over 4 years now.

Within such context, it is good to go over the major aspects of our business performance during 2001.

Net income for 2001 was Ps.102 million. Our profitability and value growth objectives have been partially achieved, being conditioned by the beforementioned difficulties. Consolidated net sales increased by 7% to Ps.1,654 million, boosted by a 34.7% increase in oil and gas sales volumes.

In line with the business expansion and growth objectives and the strategy of becoming, in the medium term, a leading independent oil and gas producer in the Region, during 2001, Pecom Energía moved forward in the execution of an ambitious capital expenditure program. Investments made amounted to Ps.808 million and totaled Ps.1,945 million in the 2001-1999 period.

In 2001, the Company launched its new PeCom brand together with its communication campaign. Based on a structural perspective, this will allow to capitalize on the Company's values, identifying it by means of only one brand to be used on its products and services.

In the oil and gas business we move forward in the strategy of concentrating the Argentine production in the Austral and Neuquén Basins. In such respect, we concentrated our asset portfolio through actions such as the asset swap and divestment of certain operations. In line with the Company's growth objectives, our production reached 200,000 barrels of oil equivalent per day. As a way to consolidate our expansion in the Region, we acquired a 100% interest in Ecuadortlc S.A., owner of 70% of the exploration and exploitation rights in Block 18, in Ecuador. This block will help support the development of the reserves recently discovered in Block 31 and consolidate a position in a country with highly productive hydrocarbon basins. With a view to strengthening its position in Ecuador, the Company became a shareholder of Oleoducto de Crudos Pesados Ltd., awardee of the concession to build and operate a heavy crude oil pipeline.

We were granted the final acceptance certificate for the Genelba Power Plant in better conditions than those agreed upon; we kept on consolidating our position with clients in the styrenic area, we received several finance and environmental awards at the "Power Gen Europa 2001" and obtained environmental, quality and occupational health and safety certifications.

As far as the Company's organization is concerned, we have launched and we are currently consolidating a new organization. Among other achievements, we have successfully worked in the internal and external communications field, launched a succession planning program, started the integrated energy service program and held the first marketing convention.

Outlook

The new Argentine economic scenario characterized by a deepening crisis, sharp decline in the activity level, liquidity squeeze, lack of foreign financing and growing mistrust, will limit our business development and will significantly change our prospects for the next fiscal year.

This new scenario forces us to be prudent and cautious in decision-making and formulate short-term goals again. In this context we prioritize compliance with the obligations assumed. Therefore we are committed to a close cash monitoring, resulting in the deceleration of our investment plans and a thorough review of costs and expenses. In such respect, we will prioritize an efficiency-oriented proactive management of operations.

With a view to achieving such goals, the growing integration of operations provides us with a differential advantage. In a complex and uncertain scenario, an integrated vision of operations will allow to balance risks and maximize return on the business value chain.

Financial management will prioritize a close monitoring of liquidity levels to secure compliance with the obligations assumed. We will implement a sound financial policy. We will actively work on refinancing liabilities and improving debt maturity profile. Within this framework and strengthening the business concentration process, we will further analyze divestment opportunities as regards non-core operations.

Amidst a post-devaluation scenario, conversion of utility rates into pesos will adversely affect return on our interest in Edesur, TGS and Transener. The Board of Directors will work along with the Argentine Federal Executive to agree on a satisfactory renegotiation of concession agreements, for the National Government as well as for the system users and licensee companies.

In the oil and gas business, the 20% withholding on crude oil exports acts as a severe disincentive to investment and has a negative effect on activity levels and operating cash flow. This measure, along with liquidity restrictions, will imply major cuts in the Company's investment plan. Such an impact, exacerbated by the major recession affecting the domestic economic activity, will result in a reduction in oil and gas production levels in Argentina. As regards foreign operations, the Company estimates oil and gas production levels will be similar to those in 2001.

As far as the Refining and Petrochemicals businesses concerned, the anticipated scenario encompasses low sales volumes in the domestic market for most products, due to the strong decline in demand caused by the economic and financial crisis. Fuel sales in the domestic market will be particularly discouraged by the deterioration in marketing margins as long as the impact of higher crude oil prices cannot be passed on to sales prices. This situation will also result in a significant deceleration in the Company's investment plan in connection with the expansion of the gas station network.

The Company will actively seek to sell at international markets the volumes the domestic market is not able to take and maximize export opportunities. New exports will be facilitated by improved international competitiveness of refined and petrochemical products with respect to the pre-devaluation scenario.

As regards other refined and petrochemical products no significant changes in the relevant marketing margins are expected.

Electricity businesses will be conducted in an uncertain scenario until new market conditions are defined. The measures taken by the new administration will have a significant impact on all the electricity industry segments, due not only to conversion of tariffs into pesos but also to the strong peso devaluation in an activity mostly having foreign costs and financing. In addition, operating performance will be affected by a reduced demand in the midst of a deepening and long economic recession.

In short, 2002 will imply a break in our businesses growth and expansion process. We strongly believe we will overcome this difficult transition stage by relying on our Vision and Values and complying with our long-term objectives: profitability and business value growth.

We are a company with strong roots. Such roots have supported the implementation of practices which enabled us to be successful. We are confident that the Company's roots and the protection of Our Lord will help us overcome the current difficult situation.

Oscar A. Vicente
Vice Chairman
Acting Chairman

MACROECONOMIC OVERVIEW

International Scenario

Throughout 2001 and after a continuous deterioration of growth prospects, the world economy plunged into recession. The United States, the world's largest economy, witnessed the end of the unprecedented and continuous economic expansion of the 1990s. Europe, in turn, failed to meet growth expectations. Due to fears over inflation, the European Central Bank did not match the interest rates cuts promulgated by the U.S. Federal Reserve. Thus, the Euro region countries moved from a slight upturn to a sharp slowdown. In turn, Japan, facing long-standing structural problems, also witnessed a GDP contraction once again.

Within this framework, the terrorist attack occurred on September 11 in the United States also accelerated the recessive spiral and added a disturbing and decisive factor: uncertainty. The United States reacted vigorously. The Federal Reserve set the interest rate at historic minimum levels and the Administration submitted and the Congress approved a major plan to cut taxes and increase federal spending. Europe slightly reduced the reference interest rate and due to restrictions imposed by European Union treaties failed to implement a major countercyclical fiscal policy.

Exchange rates followed the evolution of expectations of the growth differential among the different blocks. Consequently, Europe which at the beginning had more chances than the US of avoiding recession, saw how its currency recovered from its lows. However, when expectations for increased growth failed, the Euro was again not far above its all-time lows. The dollar also strengthened *vis-à-vis* the Japanese currency which was weakened by Bank of Japan actions. The yen depreciation represents a veiled threat of exchange volatility in the Asian southeastern region countries.

As far as oil is concerned, in 2001, OPEC was forced to cut production several times in order to maintain prices. As a result of a depressed demand caused by recession and above all, of the air transportation crisis after the terrorist attack, the downward trend in the price per barrel and in the cartel's price range further exacerbated. Only once non-OPEC countries, and specially Russia, agreed to production cuts, prices stabilized by year-end at a level of about 20 US$/bbl (WTI).

Argentina

The persistent recession the Argentine economy has been plunged in since 1998 deepened during the last months of 2001 and led to an unprecedented political and financial crisis that damaged the financial system and crippled the economy.

After futile attempts to spur economic growth by implementing supply policies, cutting government spending and making two large scale attempts to achieve a feasible profile of foreign debt maturities, Argentina faced fiscal collapse and lack of credit even from multilateral agencies. In the light of this extreme situation, a run on banks occurred and forced the government to limit cash withdrawals and impose exchange controls again to avoid financial system collapse and protect reserves. An unprecedented liquidity squeeze and negative expectations triggered a GDP contraction during the last months of 2001, with a decline in GDP estimated at about 4% this year.

Amid social unrest and lack of parliamentary support, President-elect De la Rúa had to resign, succeded by Rodríguez Saá. But he also presented his resignation to the Legislative Assembly a few days later. Such a body appointed Duhalde as President.

Argentina finally decided to declare its debt default, and several provinces and some companies also did so. Convertibility came to an end almost simultaneously and the peso was devalued and floated freely. Under this new exchange regime, the BCRA (Central Bank of the Argentine Republic) was again able to print currency which could not be backed by foreign currency and recover the lender-of-last-resort capacity. The Argentine Government is negotiating international aid and taking domestic measures with a view to mitigate the devaluation impact on the financial system, companies and individuals.

Latin America

In Brazil, the good growth prospects envisaged early in 2001 weakened in the light of an increased slowdown in world demand, the Argentine crisis and the country's own domestic problems. The subsequent slowdown in foreign capital inflow exacerbated its structural vulnerabilities while the increased need for foreign financing and the burdensome government debt pushed the exchange rate and the country risk up even after the agreement with the IMF was renewed in the amount of US$ 15 billion.

The Venezuelan economy kept a good growth pace during the first half of 2001 thanks to the still high crude oil prices. These prices allowed to offset lower volumes resulting from the OPEC cuts. In the light of the world's economic slowdown along with the drop in oil barrel prices, Venezuela was forced to adjust fiscal accounts. Doubts about sustainability of its monetary policy consequently arose and there was great uncertainty about several bills of an interventionist nature. This lack of confidence in macroeconomic viability exerted pressure on the exchange rate, resulted in a loss of reserves and finally forced the Central Bank to raise interest rates, in a context of political unrest.

OUR PERFORMANCE IN 2001

Oil and Gas Exploration and Production

During 2001 the Company conducted its operations in line with the definitions of the three pillars of the business strategy: growth, profitability and cash generation.

In February 2001, the Company completed an asset swap having an economic impact as from January 1, 2001, whereby it added a 30% and 62.2% interest in Santa Cruz I and Santa Cruz II areas, respectively. Pecom Energía, in turn, assigned its 50% interest in Manantiales Behr and Restinga Alí joint ventures and its 40.5% equity interest in Andina Corporation, a company controlling 50% of Empresa Petrolera Andina S.A. of Bolivia.

This transaction enables the Company to strengthen its position in the short term without resorting to special financial resources. In addition, this transaction facilitates an accelerated monetization of reserves in Argentina, and this will help to strengthen the operations integration process by increasing the supply of the Company's own hydrocarbons for electricity generation and the petrochemical industry. Simultaneously, the Company optimizes its assets portfolio by divesting non-core assets.

In October 2001 the Company sold 100% of its production rights in Pampa del Castillo – La Guitarra area and its 13.79% equity interest in Terminales Marítimas Patagónicas. As a milestone in the strategy involving concentration of the Argentine oil and gas production activities in the Austral and Neuquén Basins, such a divestment represents the discontinuance of oil operations in the Golfo de San Jorge Basin.

As a step towards Pecom Energía's growth in Latin America, during 2001 the Company acquired a 70% interest in Block 18, located at Oriente Basin in Ecuador. This block will enable the Company to support the development of Block 31 recently discovered reserves and take a leading position in crude oil production in a country having highly productive hydrocarbon basins. The block is currently in the exploration stage ending in August 2002. Block 18 concession will be for an initial 20-year period as from the Development Plan approval by the Ecuadorian Ministry of Energy and Mines.

During 2001, total oil and gas daily deliveries by the Company, including deliveries to related companies, increased by 29%, totaling 184.7 thousand barrels of oil equivalent. Daily oil production increased by 22% to 128.2 thousand barrels and the Company's own gas production rose by 48% to 339.3 million cubic feet per day. This improvement was attributable to the continuous implementation of the investment plan and to the asset swap.

Over the last three years, capital expenditures and acquisitions in the oil and gas core business totaled Ps.1,442 million, of which Ps.719 million were reported in 2001. Throughout 2001 capital expenditures were focused on enhancing production through development drilling, secondary recovery and workover activities as well as on infrastructure works. During 2001, 293 wells were drilled, of which 229 were located in Argentina, and 455 units were repaired. It is worth mentioning that the successful works performed in Argentina resulted in historic record productions in several areas.

With respect to our fields' operation and control, we maintained an attitude oriented towards consolidating competitive advantages. We prioritized technological innovation searching for new techniques designed to reduce costs and the activity own risks. Along these lines, we formed alliances with strategic suppliers and this enabled the Company to reduce drilling costs and simultaneously develop reserves that were very close to the economic limit.

This approach provided a new analysis of our reservoir models, by testing higher geological risk areas and finding new accumulations in areas that had been neglected thus far, this being a clear example of rejuvenation of mature fields. Along these lines, at Puesto Hernández oil field, 25 wells were drilled using the Coiled Tubing Drilling technology, which allowed to reduce well drilling costs, specially costs pertaining to the shallowest wells.

In Argentina, a major seismic shooting campaign was performed during 2001. This resulted in an increased development of the Tapera Avendaño field, the area reaching a production peak of 19.4 thousand barrels per day in July. At Puesto Hernández significant progress was achieved in reservoir characterization, and this allowed to halt the field decline and significantly increase field production by 8.8 thousand barrels per day over the last 12 months.

The above mentioned campaign also comprised shooting in interfield and mature field areas at the Austral Basin in order to rejuvenate old fields and detect new opportunities. Since the first shooting results were encouraging, the Company envisages a significant activity level in the future.

Simultaneously, based on seismic data from the An-Aike–Barda las Vegas oil field and the subsequent drilling of 8 wells, a new oil and gas field was delineated, measured in terms of volume and became operational at the Magallanes Formation at Barda las Vegas field.

As regards operations in Venezuela, well drilling and workover activities continued at Oritupano Leona. At Acema and La Concepción, after 3D seismic shooting, drilling activities oriented to field development, expansion and discovery were intensified. Meanwhile, at Mata, drilling activities started and fields were reactivated as a result of an enhanced facility capacity. As regards the opening of free gas exploration areas, the Company was awarded a license for gas exploration at Tinaco area, a field adjacent to San Carlos.

As regards Block 31, in March 2001 Petroecuador's Board of Directors approved a 2-year term extension of the exploration period expiring June 2003. In compliance with the commitments assumed for this period, 167 km2 of 3D seismic were shot and processed at Apaika and 362 km. of 2D seismic were shot and processed in the Block remaining areas. Environmental audits conducted by the National Park authorities, the Ministry of the Environment and NGOs observers confirmed that the works performed did not cause any perceptible environmental impact.With a view to developing Block 31 reserves conceptual and basic engineering of the surface facilities necessary to treat and deliver crude oil according to specifications was performed.

During January and February 2001, acquisition and processing of a 588 km. 2D seismic lines program were completed in the Tucano area, in Brazil. Interpretation allowed to locate the target formation at a 5,000-meter depth. As a consequence of the depth and the high complex structure this exploratory project is not economically viable.

During 2001, a total of 950 km. of 2D seismic lines and a 2,571 km2 3D seismic area were acquired and processed within the scope of the business segment.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2001, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates Inc., amounted to 1,009.9 million barrels of oil equivalent (739.2 million barrels of oil and 1,624.5 billion cubic feet of natural gas), accounting for a 20.9% decline compared to the reserves certified as of December 31, 2000 (9.2% for liquid hydrocarbons and 41.4% for natural gas). The decline in reserves is mainly related to the divestment of non-core assets and the beforementioned asset swap, which transaction prioritized acceleration of reserves monetization. Fifty seven point nine per cent (57.9%) out of the total proved reserves are located abroad.

During 2001, as a result of discoveries and expansions proved reserves increased by 50 million barrels of oil equivalent, accounting for 74% of the production. Such ratio climbs to 132% including recovery improvements amounting to 39 million barrels of oil equivalent of proved reserves.

During the 1999-2001 period, discoveries and expansions replaced 143% of the production. This percentage climbs to 236% including recovery improvements amounting to 160 million barrels of oil equivalent. Considering the decline of 143 million barrels of oil equivalent attributable to sales net of acquisitions and of 167 million barrels of oil equivalent corresponding to the review of previous estimates, total replacement of proved reserves in the 1999-2001 period totaled 55%.

As of December 2001, at 2001 oil and gas production levels, total proved reserves account for a 15-year horizon.

Hydrocarbon Marketing and Transportation

Oil and Gas Marketing

In line with the strategy designed to optimize the gas value chain and expand production-related business opportunities, in 2001 the Company moved forward in the consolidation of gas processing operations for liquid extraction and oil, gas and LPG brokerage services to other producers.

As regards liquid processing activities, during 2001 the activity scale of operations significantly grew. Volumes processed rose to 111,443 tons from 58,090 tons. Commercial agreements were entered into with several clients whereby liquid processing rights were assigned in whole or in part. In addition, firm gas transportation contracts were entered into for the purpose of restoring the liquids extracted during the process and having capacity available for the year operations.

Transportadora de Gas del Sur S.A. ("TGS")

During 2001, gas transportation, the company's core business, contributed 76% of total income. Throughout the year, the company increased its capacity committed under firm transportation contracts from 57.9 million cubic meters per day to 60.7 million cubic meters per day, as a result of the transportation system expansion starting June 2001, and of the impact of transportation agreements in force as from June 2000. Such expansion is the most significant one in terms of gas pipeline kilometers added since the privatization (302 km), with a 4.1% increase in the capacity committed and adding 3.2 million cubic meters per day. Expansion works required investments in the amount of around Ps.125 million.

TGS has a 49% interest in Gas Link S.A., a company engaged in the construction, operation and maintenance of the gas pipeline linking TGS network and Cruz del Sur gas pipeline, which will connect Buenos Aires and Uruguay and will be possibly extended to Brazil. Such gas pipeline will be about 40 kilometers long, with an initial transportation capacity of 2 million cubic meters per day and a Ps.20 million investment.

In the unregulated segment, which contributed a 24% income, the following facts are worth mentioning: the business restructuring which enabled TGS to become the owner of a portion of Cerri Complex production and the agreements entered into with gas producers at the Neuquén basin whereby they were encouraged to provide rich gas to the system. By implementing these actions TGS intends to offset the impact of competitive projects and become one of the leading upstream service providers.

Oleoductos del Valle S.A. ("Oldelval")

Volumes transported from Allen, Río Negro, to Puerto Rosales reached 72.8 million barrels of oil per day during 2001. Operations developed satisfactorily and no events resulted in the oil pipeline unavailability.

During 2001, Oldelval obtained ISO 14001 recertification (environment) and revalidation under ISO 9002 (quality services) and OHSAS 18001 (safety and health). To such respect and with a view to protecting the environment, increasing the oil pipeline safety and optimizing maintenance resources, the external corrosion evaluation and control project was implemented. This project will enable the company to make a comprehensive diagnosis of the pipeline conditions and determine any actions required.

Oleoducto de Crudos Pesados LTD ("OCP")

On February 15, 2001, the Ecuadorian Government entered into an Authorization Agreement with OCP, whereby the Heavy Crude Oil Pipeline project was launched after many years of negotiations. This is a critical project for Ecuador and represents an inflection point for oil production development.

The Company became an OCP shareholder by holding a 15% equity interest. In addition, with respect to Block 31 future production, the Company has entered into a transportation agreement with OCP whereby Pecom has committed itself to transport 80,000 barrels of oil per day. As of the closing of 2001, construction works have reached a 19.7% progress.

Refining

Downstream

During 2001, the refinery processed an average of 25.5 thousand barrels of oil per day, accounting for a 4.9% increase compared to 2000. Crude oil volumes processed during the year accounted for about 70% of the refining capacity.

In 2001 the commercial strategy involving development of the Company's own gas station network continued. At year-end such network comprised 100 retail outlets: 67 gas stations (4 directly operated by the Company), 17 diesel centers, 5 mobile diesel centers and 11 agro-services. Throughout the year, 31 new retail outlets were opened: 22 gas stations (2 owned and directly operated by the company), 4 diesel centers, 4 mobile diesel centers and 1 agro-service.

In line with the strategy designed to improve integration of operations, growth in the gas station network will allow to channel about 70% of the Company's production in Argentina, with a view to optimizing marketing margins while reducing credit risks.

Simultaneously with the launching of PeCom brand, in October the first retail outlet with the new brand was opened at Nordelta, province of Buenos Aires. SL brand will be gradually replaced by PeCom brand in all the Company's retail outlets. The commercial strategy in terms of diesel oil retail sale aimed at further developing diesel centers, retail outlets specially designed to meet transportation and farming needs.

The project involving expansion of the light product storage and dispatch capacity from Dock Sud Plant, located only 6 kilometers away from the City of Buenos Aires, is in the development stage. This will allow to supply on a competitive basis the gas station network in the influence area as well as the industrial sales market.

Refinería del Norte S.A. ("Refinor")

Throughout the year, 19.8 thousand barrels of crude oil per day were processed, accounting for a 6% increase compared to previous year. Gas volumes processed averaged 12.75 million cubic meters per day, a 1.5% increase compared to previous year.

From the commercial standpoint and due to the significant domestic market shrinkage, motor gasolines and diesel oil volumes declined by 12% and 2%, respectively. In contrast, virgin naphta exhibited an almost 7% increase, mainly in the export market.

In 2001, Refinor kept on implementing its investment plan geared towards business expansion, plant and facilities upgrading and repair and replacement of poliduct segments.

Empresa Boliviana de Refinación ("EBR")

In 2001, 30.2 thousand barrels of crude oil per day were processed, accounting for a 1.8% increase compared to previous year. In Bolivia, demand for refined products dropped during 2001, as evidenced by the 5% fall in volumes sold by EBR in the domestic market. In contrast, exports rose to 2.5 million barrels per day compared to 0.7 million barrels per day in the previous year.

During 2001, YPFB, the Bolivian state-owned company, made a public call for bids for fuel wholesale distribution. EBR, through its controlled company Empresa Boliviana de Distribución (EBD), was awarded two distribution areas in the country's central area and a secondary distribution area on the basis of a US$1.6 million bid. In line with the objective of becoming a fuel retail distributor, the first two gas stations of the EBD chain were opened in 2001.

Petrochemicals

Styrenics - Argentina

The year 2001 was characterized by a slump in styrenics international prices which achieved all-time minimum levels. This situation had a negative impact on product local prices and restricted extra-zone export opportunities. In the domestic market, the recession prevailing over the last years worsened, and this resulted in a drop in sales volumes due to a new fall in demand.

Production volumes dropped due to the need to adjust operations to the beforementioned domestic and international situation. Ethylene production fell by 6% to 29 thousand tons, the ethylbenzene plant reached a 113 thousand tons production, 6% lower compared to 2000, styrene production dropped by 14% to 95 thousand tons, rubber production declined by 15% to 47 thousand tons and polystyrene production dropped by 6% to 62 thousand tons. In contrast, bi-oriented polystyrene production rose by 85% to 7 thousand tons.

During 2001 the Company moved forward towards joint optimization of the styrenic business both in Argentina and Brazil. Five (5) thousand tons of ethylbenzene were exported from Argentina for processing purposes at the Innova styrene plant in Brazil.

In 2001 the Company maintained its leading position in the Argentine styrene market and significantly increased its share in the Chilean market by exporting 3 thousand tons of styrene.

With respect to polystyrene exports, new non-traditional markets like the United States, Mexico, South Africa, Colombia and Peru were opened. Exports totaled 3 thousand tons. The development of new products and a permanent quality improvement enabled the Company to introduce bi-oriented polystyrene into very demanding new foreign markets such as the United States, Mexico and Brazil. Increased exports and development of the domestic market resulted in a 103% growth in bi-oriented polystyrene total sales volumes compared to previous year.

As regards Pecom Energía's e-business initiatives during 2001, Supply Chain Management and Customer Relationship Management tools were implemented in the polystyrene business in Argentina and at Innova in Brazil. This resulted in a significant improvement in supply, sales and customer service management.

Throughout 2001, penetration into the Brazilian rubber market increased. The Company reached a 6% share in the SBR emulsion market and a 12% share in the non-tire market where Pecom Energía currently has a major presence and participation. In addition, the Company increased its presence in a non-traditional NBR rubber market like Asia.

Innova

Since the project's inception, Innova first operated at full capacity in 2001.In spite of an international depressed price scenario, a lower than expected Brazilian GDP growth rate and a new *Real* devaluation, during 2001 Innova succeeded in positioning itself as the leading styrene and polystyrene producer and marketer in Brazil, with a 33% and 43% share in the polystyrene and styrene markets, respectively.

The business strategy was mainly focused on further strengthening a solid commercial relationship with customers of the main polystyrene consumer market segments such as disposable containers, electronics and refrigeration.

Annual production volumes reached 172 thousand tons of ethylbenzene, 165 thousand tons of styrene and 92 thousand tons of polystyrene, accounting for a slight drop in the plants maximum capacities mainly due to the need to adjust the Company's operations to a lower international demand which caused a drop in prices and rendered access to export markets difficult. However, the bases for serving markets like Manaos and other export destinations were laid out.

Fertilizers

During 2001 business management was focused on three basic goals: profitability maximization, working capital reduction and repositioning to consolidate Pecom Energía as the country's only liquid fertilizer producer, by developing new product mixes and concentrating product portfolio on higher added value products to the detriment of generic products or resale commodities.

The Campana Plant operated under normal conditions during 2001 and produced 180 thousand tons of urea and 110 thousand tons of liquid fertilizers. Sales volume for the year 2001 dropped by 5.2% compared to 2000, mainly due to extreme weather conditions that significantly affected a portion of the "humid pampa" - Argentina's main agricultural area - during the last quarter of 2001. In addition, a more selective sales strategy was implemented with a view to prioritizing customer portfolio quality and maximizing marketing margins.

Petroquímica Cuyo S.A.

During the first half of 2001 and despite the Argentine economy recessive situation, Petroquímica Cuyo succeeded in reaching higher sales volumes in the domestic market compared to the first half of previous year. During the second half of 2001, and basically due to the need of reducing the Company's credit exposure, domestic sales figures were below those exhibited in the first half of the year.

The additional propylene distillation unit became operational in 2001 and this resulted in an improved efficient use of this raw material, along with subsequent variable cost savings.

Electricity

Electricity Generation

Genelba Power Plant

In March 2001, and pursuant to the contract terms and conditions the Power Plant performance test was carried out and results exceeded the guaranteed values. A 0.7% increase in power (662.8 MW) along with a 0.3% drop in energy consumption (6,509 Kj/KWh) were achieved.

In 2001, the Genelba Power Plant reached a 92% availability. Forced unavailability was only 0.4%. These figures evidence Genelba has attained very satisfactory reliability levels. During 2001, and in compliance with the manufacturer's standards, upon completion of 25,000 equivalent hours of service, major maintenance of the gas and steam turbines was successfully completed.

The development and implementation of the Primary Frequency Response operation mode along with the full combined cycle represents a milestone in the Power Plant operation. The associated system was designed by the plant engineers and Genelba is the first power plant of its type worldwide to provide this service to the interconnected system. Consequently, on May 31, 2001, Genelba was granted the "Innovation Award" at PowerGen Europe 2001 Exhibition in Brussels.

Pichi Picún Leufú Hydroelectric Complex

In 2001 water supply was higher than in 2000. Higher water volumes along with high availability of the three units (88%) and a flexible operation enabled the power plant to reach an all-time high 1,296 GWh generation capacity. This resulted in a 61% utilization rate. The level of power discharged was low (54.7 GWh).

Early in 2001 the three generating units were subject to inspection and maintenance works with a view to optimizing provision of Primary Frequency Response services.

Electricity Transmission

Transener S.A.

Throughout the year, the company's own failure rate in transmission lines remained at satisfactory levels, well below the limit fixed in the concession contract. Early in 2001, such rate increased due to major climate phenomena that affected Transener lines. As a result of operating improvements, acquisition of specialized equipment and agreements entered into with public safety agencies, this rate exhibited a downward trend late in 2001.

Unregulated activities were affected by the general economic situation and the sector's lack of definitions to proceed with the transmission network expansion. However, the Company maintained a significant activity level and a leading position in the transmission segment. In addition, the search for businesses abroad was intensified: the company was awarded a contract to construct a high voltage electricity line and to expand a transformer station in Paraguay and a construction management agreement with TotalFinaElf associated with the interconnection project with Brazil.

Transba S.A. attained very satisfactory quality indicators and improved the failure rate in lines (2.91 in 2001 and 3.31 in 2000), as a result of the implementation of automation devices and new electronic protections. In this respect, it is worth mentioning that the remote-control system at the 76 transformer stations became operational and this resulted in a speedy decision-making process in connection with equipment availability.

Yacylec S.A.

Volumes of power transported remained similar to those for the previous year, with daily average levels of about 12.5 GWh. Reduced volumes of power transported during both years resulted from Yacyretá's reduced operations and the consolidation of exports to Brazil starting in 2000.

Electricity Distribution. Edesur S.A.

In 2001 total annual sales reached 12,909 GWh (including 2,658 GWh for distribution services to large users), accounting for a 2.5% increase compared to previous year.

With a view to meeting increased demand and keeping on improving service quality, the Company made investments in an amount of about Ps.130 million. As a result of the investment plan implemented and of improved operations in 2001, technical service quality indicators (number and duration of interruptions) significantly improved. Interruptions due to failures in Edesur's own facilities reduced by 25% and average duration reduced by 14% compared to 2000. In terms of energy power loss control, the accumulated rate was 9.9% for the last 12 months, accounting for a 0.4 percentage point reduction compared to previous year.

In order to meet the clients' new requirements, the Company took actions geared towards the development of new products and services while it redesigned the existing ones.

Combustibles Nucleares Argentinos S.A. ("Conuar")

In January 2002, and after a two-year negotiation period, an agreement was entered into with NASA whereby the life of the agreement for the manufacturing and supply of nuclear fuel elements was extended until the year 2008. In 2000 the Company boosted development of new electric power technologies and performed activities associated with market expansion at an international level. During 2001, Conuar exported for the first time nuclear components for a Belgium research reactor, providing a new spectrum of business: the world's nuclear laboratories.

Other Investments

Forestry Activity

During 2001, 7,965 hectares were planted with Pinus Taeda, Pinus Elliottii and American Willow and land clearing in the province of Misiones concluded. This enabled the Company to proceed with the reconversion program scheduled for the year 2005.

The 380,000 cubic meter forestry production during 2001 allowed to market 160.000 cubic meters of wood rolls and wood chips, and 35.5 million square feet of lumber, remanufactured and treated products, both for domestic and export markets. Lumber production increased by 7% compared to 2000, exceeding the sawmill design values while remanufactured products production rose by 30%.

Farming Activity

In 2001, farming activities were focused on low-cost production, improved product quality and optimization of business management.

Agricultural production totaled 72,000 tons in 2001, accounting for a 9% reduction compared to 2000. Such drop resulted from a smaller sown area and reduced yields due to adverse weather conditions. Meat production totaled 6 million kilograms, 19% lower than 2000 production. The drop in production mainly results from floods affecting the northwestern region of Buenos Aires and from sanitary matters.

Mining. Cerro Vanguardia S.A.

During 2001 Cerro Vanguardia S.A. processed 865,190 tons of mineral and produced 9,096 kilograms of gold and 65,626 kilograms of silver. Volumes of mineral processed increased by 10% compared to 2000. Total sales volumes reached 289,504 ounces of gold and 2,016,774 ounces of silver.

Environmental, Quality, Occupational Health and Safety

Pecom Energia, through its Environmental, Quality, Occupational Health and Safety Policy, commits itself to ensure the quality of our products and services, preserving the environment in which it operates, the safety and health of its personnel, contractors and neighboring communities. In the Management's opinion, this Policy is an integral part of its business, and is therefore of primary importance and the framework within which each business area sets the respective annual goals.

Through, Environmental, Quality, Occupational Health and Safety management integrated systems, Pecom Energía coordinates efforts in all areas it controls or operates and assesses compliance with the Company's strategies and goals.

As regards environmental certifications (ISO 14001), the Company has been a pioneer in the country and a pioneer in the petroleum sector at a world level. Since 1993 and considering all business areas, the Company has obtained more than 60 Environment (ISO 14001), Quality (ISO 9001) and Occupational Health and Safety (IRAM 3800/OHSAS 18001) certifications.

In 2001, in line with the Company's strategic objectives, oil areas operating abroad (Venezuela, Bolivia and Peru) obtained Environmental certifications. Throughout 2001 the integrated audit program has been completed. Such audits were carried out by the Environmental, Quality, and Occupational Health Department along with leading auditors from the different companies or Operating Units, the Legal Affairs Department and the Human Resources Department. Such audits are designed to assess compliance with the above mentioned Policy and strengthen in-house synergy.

In addition, the Company carried out the analysis of risks involved in the transportation of hazardous material. The relevant study was divided into three segments according to the transportation modality (by river and sea, by road and rail and through pipeline) and was performed by different companies specialized in risk analysis hired to such effect.

As a supplement to the and Occupational Health and Safety management systems implementation programs, safety conditions and practices in the Company's facilities were also assessed. Such assessments and risk analysis resulted in the implementation of specific improvement plans and evidenced the need to implement the Company's own standards. Therefore, in the short-term we aim at identifying the best industry practices in the sectors where the Company operates and develop Pecom Energía standards.

In addition, we are analyzing the most suitable ways to combine efforts with our contractors so as to balance, as soon as possible, their results with ours.

Human Resources

During 2001, the Human Resources Department's initiatives were focused on achieving two major objectives:

1. Assistance in the implementation of the Company's New Organization. In support of Pecom Energia's new organizational structure and with a view to improving service quality and optimizing Human Resources management-related costs, the personnel administration, training, development, communications and compensation and benefit areas were centralized.

Strong support was provided in the change processes associated with the reorganization and centralization of the Supply, Information Technology, Administration and Management Control support functions with the consequent improvement in services and productivity. Along with the organizational architecture restructuring, several initiatives were implemented to strengthen integration and synergies among the Company's businesses, including development of printed and virtual communication tools as well as integration and exchange activities in key areas of the value chain including Pecom's First Marketing Convention.

Support and advice were provided in connection with the development of the Oil and Gas Exploration and Production project in Ecuador, by assisting in the identification, installation and location of equipment in Quito and Houston, and the launching of the PeCom brand in the Downstream business, both projects being key factors in the Company's growth strategy.

2. Planning and development of the organization's human resources to secure a successful business management. The ambitious objectives established in Pecom Enegía's Vision and the growing competitiveness both in the product and service markets where the Company participates and in the capital markets where financing is raised, require the Company members' capacity and commitment.

We keep on working in the development, motivation and retention of the talents required to achieve the Company's growth and profitability goals. In this respect, we have consolidated our Management-by-Competency-based Management Model, developed a Management Training Comprehensive Program at a university level with the assistance of San Andrés University, and systematized the process involving identification and development of succession planning for the Company's critical positions within the scope of the Succession Planning Program.

In addition, we have implemented a set of initiatives designed to create a differential value proposal for our people, expanding the scope of long-term incentive plans and implementing a Health Promotion and Prevention Program a model for the industry.

E-commerce

During 2001 and through a permanent exchange of ideas with our customers, employees and suppliers, the strategy formulated in 2000 and focused on three key areas – procurement, processes and sales - was implemented, the main achievements being:

- Planning and building of a common, strong and scalable infrastructure that enables us to support our existing and future e-Commerce initiatives.

- Full redesign of the Company's Website focused on a renewed and clear integrated image providing, in turn, access to our digital service platform.

- Implementation of an e-Procurement solution designed to purchase indirect supplies and services on the Internet by means of new, simple and efficient processes and with a high level of communication among participating companies. We aim at making 70% of our direct and indirect supplies purchases through e-Procurement.

- Creation of a new channel to serve our polystyrene clients by combining CRM (Customer Relationship Management) and SCM (Supply Chain Management) technologies. This channel provides customers with an easy way to generate and place orders, with unique functionalities in the Region for this kind of services and to consult on account information. Over 15% of our total polystyrene sales in Argentina and Brazil are made on the Internet.

- Generating a service that gives advice on the electricity market to electricity users or prospective clients. In addition, account and consumption information is also provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Pecom Energía's activities developed around the following main axes which have caused or will cause an impact on the results of operations:

-Strong deterioration of the Argentine economy: The economic crisis Argentina is plunged in since 1998 severely deepened in 2001 and specially in the last quarter of the year. Lack of foreign financing, the extreme liquidity squeeze and the negative expectations resulted in a strong contraction in GPD during the last months of the year. A GDP decline of about 4% is estimated for the whole year and an about 10% drop for the fourth quarter in annual terms, with a strong shrinkage of the automotive and construction industry. In this context, the motor gasoline Argentine market dropped by 10% and the diesel oil by approximately 6%. In the styrene market the recession noted during the recent years deepened and exhibited a further drop in the demand.

-Asset swap. In February 2001, the Company finalized an asset swap having an economic impact as from January 1, 2001, whereby: (i) it added a 30% and 62.2% interest in Santa Cruz I and Santa Cruz II areas, respectively, and (ii) it assigned its 50% interest in Manantiales Behr and Restinga Alí joint ventures, and its 40.5% equity interest in Andina Corporation, a company controlling 50% of Empresa Petrolera Andina S.A. of Bolivia. This transaction enabled Pecom Energía to improve its assets portfolio and monetize oil and gas reserves by means of the divestment of non-core assets. In 2001, this transaction contributed additional daily sales in the amount of approximately 26 thousand barrels of oil equivalent.

-Significant investments in Oil and Gas Exploration and Production. In line with the Company's strategy to position itself in the medium term as one of the Region's main oil and gas producers, during 2001 Pecom Energía implemented an ambitious capital expenditure plan. During the year 2001, investments amounted to Ps.719 million and totaled Ps.1,442 million during the 2001-1999 period. A significant portion of such capital expenditures was made abroad, specially in Venezuela and Ecuador (Ps.456 million in 2001 and Ps.816 million in the three-year period mentioned above).

In 2001, and moving towards the achievement of the key goals set in the business strategic plan, the investments made were mainly focused on improving production and reservoirs through drilling, secondary recovery and workover activities, as well as on exploration and infrastructure works. In addition, Pecom Energía acquired a 100% interest in Ecuadortlc S.A., holder of the 70% of the exploration and exploitation rights in Block 18, in Ecuador. This block is an exploration area having significant potential reserves of 28° API light crude oil. As a result of the works performed so far, two discoveries are under analysis for development purposes. Upon approval of the development plan, production activities will be performed during a 20-year term and crude oil produced will be freely available. Stock price was temporarily fixed at Ps.52 million, which amount will be adjusted based on the royalty percentage to be fixed by Petroecuador for future production activities in the area. In addition, Pecom Energía has paid off debt for Ps.40 million.

- *Concentration of Argentine oil and gas production at Austral and Neuquén Basins.* In order to optimize the operations global efficiency and capitalize on the operating synergies of the fields it operates, the Company's strategy is focused on concentrating hydrocarbon exploitation at the Argentine Austral and Neuquén basins. In line with this initiative, the following operations were performed:

a) During the third quarter of 2000 acquisition of a 41% interest in Santa Cruz I area, Austral Basin.

b) In September 2000, sale of Piedras Coloradas-Cacheuta area located at the Cuyo Basin.
c) In February 2001, asset swap resulting in a stronger positioning at the Austral Basin. In turn, assets located at the Golfo de San Jorge Basin, in Argentina and fields located in Bolivia were assigned.
d) In October 2001, sale of the exploitation rights on Pampa del Castillo – La Guitarra area and of equity interest in Terminales Marítimas Patagónicas. This transaction accounted for a Ps.30 million loss. This divestment represents the discontinuance of oil operations at the Golfo San Jorge Basin and a milestone in the already mentioned strategy.

-*Risk Management.* In seeking to strengthen the business integration process, during 2001 the Company's risk management strategy evolved from an independent analysis of each business unit to a vision monitoring the overall asset portfolio risk. This enables the Company to efficiently grow in the vertical integration of operations and balance market risks in the business value chain. Consequently, crude oil derivative positions were limited in relative terms, prioritizing a risk vision focused on a net risk exposure. In addition, the use of option agreements was intensified thus providing greater flexibility and setting a protection against a price drop without limiting the possibility of capitalizing on potential profits.

-*TGS rate adjustment.* Under the terms of the Concession Contract, TGS may increase rates semi-annually based on the U.S. Producer Price Index (PPI). In January 2000, the ENARGAS, TGS and other gas transportation and distribution companies agreed to defer, only once and on an exceptional basis, the PPI rate adjustment for the first half of 2000. Under Executive Order No. 669 issued in August 2000: (i) TGS was allowed to retroactively invoice clients for the deferred adjustment for the first half of 2000 and (ii) TGS was obliged to defer any future PPI rate adjustment until July 2002. Pursuant to Executive Order No. 669 TGS was authorized to invoice its clients for such adjustment as from July 2002 and to invoice its clients for a compensatory interest on account of the deferral in the PPI adjustment pass-through.

In August 2000, pursuant to a court decision, the implementation of the rate adjustment for the first half of 2000 provided for in Executive Decree No.669, was suspended on the grounds that said adjustment was contrary to the essence of the Convertibility Law. In addition, the ENARGAS notified TGS that such court decision had to be complied with and rates applied during the first half of 2000 had to be maintained until a final decision is issued. TGS requested ENARGAS to reconsider such decision and order application of rates in compliance with the previous rate structure. In October 2001, the Appellate Court ratified the precautionary remedy.

After closing of fiscal year, Public Emergency Law No.25,561 was enacted and provided for, among other measures, the conversion into pesos and the elimination of indexation of utility rates as well as the renegotiation of agreements entered into between the Argentine Government and utility companies. Subsequently, Executive Order No.293/02 provided for long terms for such renegotiation process.

Considering the said context and the new economic and regulatory scenario prevailing in Argentina as from January 2001, TGS's Board of Directors decided to reverse income accrued in 2001 and 2000 fiscal years by means of the application of the US PPI adjustment.

The implementation of the new accounting criteria does not imply any waiver of TGS's rights and causes of action under the Regulatory Framework provisions. Such rights may be held and exercised in any court or administrative action TGS may file to such effect, even in the renegotiation process described in Law No.25,561.

- *Tax on banking transactions.* Pursuant to Law 25,413, a new tax – effective from April 2001 to December 31, 2002 – was imposed on current accounts transactions. The relevant rate was first fixed at 0.40% and subsequently increased to 0.60% (a 0.15% first and a 0.35% then, respectively, being used as credit against taxes and social security contributions). As of December 31, 2001, application of the 0.60% rate accounted for a Ps.7 million loss. Effective as from February 2002, the 100% of the rate will be charged as tax and it will not be creditable against other taxes.

-Launching of PECOM brand: in October, the Company launched its PECOM brand which from now on will identify the Company's products and services. In this way, the Company will strengthen its presence in the markets where it operates with a strong endorsement for the marketing of its present and future products and services.

Definition of the PECOM brand will provide the following advantages:

-Integrating commercial operations.
-Rapid positioning of our new businesses or undertakings.
-Creating a differential value for investors by strengthening the development of international businesses.
-Capitalizing on the Company's values identifying the Company by means of a single brand to be used in all its products and services.

Latest events: As from December 2001, the Argentine government implemented a set of monetary and exchange control measures that mainly include freeze on bank deposits and impossibility to make transfers abroad, other than those related to foreign trade. Under the measures implemented, foreign currency from exports must be brought in into the country provided no previous exemption was effective. Exporters were allowed not to bring in funds from exports into Argentina used to settled export prefinancing .

Later on, the National Government declared the official default on its foreign debt, and, on January 6, 2002, the National Congress passed the Public Emergency and Foreign Exchange System Reform Law No 25,561 that involved a deep change in the economic model then in force and the amendment to the Convertibility Law effective since March 1991. Law No. 25,561 empowers Federal Executive, among other things, to take additional monetary, financial and exchange measures aimed at overcoming, in the medium term, the current economic crisis.

An "Official" Exchange Market was basically created for exports and certain imports and financial liabilities and another "free" market was created for the rest of the operations. Subsequently, additional amendments were introduced, mainly including:

a) a single exchange market with a free-floating rate for foreign trade and financial transactions.

b) conversion into pesos of US dollar-denominated deposits maintained in the country's financial institutions at a rate of exchange of Ps.1.40 per US dollar and of all US dollar-denominated loans effective as of January 6, 2002 in the country, at a rate of exchange of Ps.1 per US dollar. Deposits and loans converted into pesos will be subsequently adjusted using an index called "CER" (Reference Stabilization Coefficient) to be published by the Central Bank of Argentina (BCRA) applicable as from the date of publication of Decree No. 214/2002, and will bear an interest rate for deposits and a maximum interest rate for loans made with the financial system, set by the BCRA. Pesification of loans is limited to approximately only 5% of the Company's total indebtedness;

c) conversion into pesos of all US dollar-denominated private agreements entered into as of January 6, 2002, at the 1 to 1 parity. The resulting peso amount will be subject to the "CER" adjustment under the same terms specified in paragraph b);

d) the Government will deliver to the banks bonds to compensate for the mismatch resulting from the application of the beforementioned exchange rates;

e) conversion into pesos of utility rates previously agreed upon in US dollars and their subsequent renegotiation case by case. In renegotiating contracts, the impact of rates on economic competitiveness and income distribution, service quality, investment plans and the companies' profitability, among other things, will be taken into account. Renegotiation proposals must be filed within a 120-day term. During such period, rates will remain at pre-devaluation values.

f) restriction on the free disposition of fund deposited with financial institutions;

g) the BCRA's prior approval will be required to make transfers abroad for payment of principal on financial loans, other than transfers made to international entities or to official lending institutions, and distribution of dividends, whatever the manner of payment may be. Such payments may be made with free availability funds deposited abroad;

h) taxes on exports: 20% on hydrocarbon exports, 5% on by-products, 10% on commodities, other than hydrocarbons, and 5% on manufactured goods of agricultural and industrial origin;

i) 180-day suspension, as from February 3, 2002, of all legal proceedings, provisional remedies, foreclosure and enforcement proceedings in relation to any loans, debt, deposits or financial re-scheduling affected by the new economic measures.

j) the Government is authorized to regulate prices for basic goods and service prices.

As of the date of these financial statements, the National Government is still analyzing supplementary policies that should define, among other things, the manner in which US dollar-denominated secured loans corresponding to the domestic phase of public debt exchange will be converted into pesos.

As of December 31, 2001, foreign currency positions were converted at an exchange rate of Ps.1 per US dollar, pursuant to Argentine accounting standards. As of the date of these financial statements, the estimated impact of the subsequent 2002 devaluations on the foreign currency net position of the Company and of its controlled and related companies, resulted in an exchange loss of approximately Ps.2,657. This exchange difference will be accounted for in fiscal 2002, as provided by the accounting standards recently issued by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires), which establish the capitalization of such exchange difference for certain assets and under certain conditions, subject to the approval by the CNV (Argentine Securities Commission). To the issuance date of these financial statements, and because they are quite recent, the effects of applying the above standards could not be quantified.

As provided for in the beforementioned Public Emergency Law, the loss resulting from the application of the new exchange rate on the net position of assets and liabilities denominated in foreign currency as of January 6, 2002, may be deducted from income tax at the rate of 20% for each of the five consecutive fiscal years closed after the date on which the law became effective.

On the other hand, and as a consequence of the changes implemented, during January and February 2002, the Consumer Price Index and the wholesale price index exhibited a cumulative increase of 5.5% and 18.5%, respectively, as reported by the *Instituto Nacional de Estadísticas y Censos (Argentine Institute of Statistics and Census)*

These increased wholesale prices show that Argentina no longer enjoys a monetary stability context and, therefore, the adjustment for inflation will have to be applied to financial statements so as to state them in constant pesos in accordance with proffessional accounting stardards, although this adjusment was suspended by Decree N° 316/1995 of the Federal Executive, which was issued together with the recently abrogated Convertibility law. The impact of accumulated inflation as of the approval date of these financial statements on monetary positions as of December 31, 2001, including the effect on the interest in unconsolidated affiliates, represents an income due to the inflation adjustment of 542.

Taking into account that the economic measures have been recently announced, and that the Argentine Government will have to adopt new measures and specifications as regards implementation thereof, as of the date of these financial statements it is impossible to determine the future impact the growing crisis will have on CIESA's and CITELEC's financial condition and results of operations. Consequently, and due to the uncertain projection of results, the Company considered it appropriate to charge to expense the CIESA acquisition value exceeding the related book value, which implied recognizing a Ps.92 million loss. The accompanying financial statements do not include any other adjustements that may be applicable should this uncertainty be solved.

Analysis of Results of Operations Fiscal Year 2001 compared to Fiscal Year 2000

The table below shows the Company's results of operations for fiscal years ended December 31, 2001 and 2000:

	2001	2000
Net sales	1,654	1,546
Costs of sales	(1,130)	(1,050)
Gross profit	524	496
Administrative and selling expenses	(229)	(191)
Exploration expenses	(19)	(7)
Equity in earnings of affiliates	94	91
Other operating income, net	16	13
Operating income	386	402
Other (expenses) income, net	(13)	60
Financial income (expense) and holding gains (losses)	(206)	(157)
Subtotal	167	305
Income tax provision	(61)	(19)
Minority interest in subsidiaries	(4)	(3)
Net income	102	283

The Company's net income for 2001 fiscal year totaled Ps.102 million recording a 64% decline compared to Ps.283 million in 2000.

The results of operations in 2001 were adversely affected by the new macroeconomic scenario prevailing in Argentina, basically from the enactment of the Public Emergency and Foreign Exchange System Reform Law. Monetary measures such as the peso devaluation, conversion of utility rates into pesos and their subsequent renegotiation have altered CIESA's operating conditions and resulted in significant changes in the economic-financial equation of the business. Consequently, and due to the uncertain projection of results, the Company has deemed it prudent to charge to income CIESA's acquisition value in excess of the relevant book value, accounting for a Ps.92 million loss. This scenario has also adversely affected the expectations to recover Pecom Energía's Minimum Presumed Income Tax credit, and consequently the Company charged to income Ps.47 million for the beforementioned tax credit.

In turn, the significant drop in the main commodities prices had a strong impact on 2001 results of operations, thus attenuating the significance of an improved operating performance. At an international level, crystal polystyrene and styrene marketing margins dropped by 57% and 84%, respectively, while crude oil international price (WTI reference price) declined by 14.5%.

The Company's results of operations were also affected, to a lesser extent, by:

- Strong increase in net financial expenses derived from increased indebtedness resulting from the on-going investment policy.

- TGS's Board of Directors' decision not to accrue in 2001 the US PPI rate adjustment and to reverse income accumulated during the year 2000.
- Increase in exploration expenses to Ps.19 million from Ps.7 million, in line with the goal of securing the reserve replacement ratio.
- Increased Corporate expenses as a result of the implementation of actions aimed at strengthening the activities' integration and efficiency and launching e-commerce and brand strategy initiatives in line with the Company's positioning goals.

During 2001, the following improved operating performance indicators are worth mentioning:

- A 34.7% increase in oil and gas sales volumes.
- A 8% increase in diesel oil sales volumes.
- Consolidation of Innova's commercial position, in Brazil.
- New scale of the Company's liquid processing operations.

Operating income for each business segment for fiscal years 2001 and 2000 is broken down as follows (in millions of pesos):

	2001	2000
Oil and Gas Exploration and Production	266	246
Refining	8	15
Petrochemical	27	50
Electricity	99	93
Hydrocarbon Marketing and Transportation	47	56
Other Investments	9	4
Corporate, Other discontinued investments and eliminations	(70)	(62)
Total	386	402

In 2001, other expenses accounted for a Ps.13 million loss mainly attributable to: (i) charging to income CIESA's acquisition value in excess of the book value, Ps.92 million, (ii) sale of interest in Pampa de Castillo-La Guitarra and Terminales Marítimas Patagónicas, Ps.30 million loss, and (iii) tax on banking transactions, Ps.7 million. Such a loss was partially offset by a Ps.114 million gain resulting from the hydrocarbon asset swap transaction. In the previous year other income accounted for a Ps.60 million gain mainly attributable to: (i) the sale of Servicios Especiales San Antonio, Ps.47 million gain and (ii) reversal of contingencies, Ps.11 million gain.

Financial income (expenses) and holding gain (losses) accounted for a Ps.206 million and Ps.157 million net loss, respectively. Net interest increased by 28.1% from Ps.146 million to Ps.187 million as a result of a 19% increase in average indebtedness in line with the growing capital expenditures. This effect was offset by a reduction in net average cost derived from the LIBOR reduction. Expenses mainly resulting from a new issue of debt instruments and banking commissions for the subscription of letters of credit in replacement of collaterals increased other financial expenses to Ps.10 million from Ps.6 million. Such effects are offset by a progressive reduction in the tax rate levied on financial indebtedness, such a tax being effective until June 2002, which resulted in a reduction in the associated tax burden to Ps.8 million from Ps.15 million. During the previous year petrochemical stock appreciation accounted for a Ps.6 million gain.

Income tax totaled Ps.61 million and Ps.19 million, respectively. The 2001 includes a Ps.47 million charge to regularize the minimum presumed income tax credit.

Oil and Gas Exploration and Production

During the year 2001, operating income totaled Ps.266 million, a 8.1% increase compared to Ps.246 million in the previous year, attributable to the new operations scale contributed by the areas added under the asset swap and the implementation of increased capital expenditures. This enabled the Company to achieve superior performance in a business environment aimed at optimizing the operations global efficiency.

Operating income for this business segment is broken down as follows:

	2001	2000
Net sales	891	719
Costs of sales	(534)	(408)
Gross profit	357	311
Administrative and selling expenses	(76)	(65)
Exploration expenses	(19)	(7)
Equity in earnings of affiliates	6	10
Other operating expenses net	(2)	(3)
Operating income	266	246

Sales:
In 2001, sales for this business segment accounted for a 23.9% increase to Ps.891 million from Ps.719 million in previous year, attributable to a 34.7% increase in oil and gas sales volumes from 136.3 thousand barrels of oil equivalent per day in 2000 to 183.6 thousand barrels of oil equivalent per day in 2001. Conversely, and as a result of a drop of approximately 14.5% in the WTI price, the sale price for the free availability of crude oil production fell 4.3% to Ps.17.6 per barrel from Ps.18.4 per barrel. The crude price hedging policy in both periods accounted for an opportunity cost of Ps.155 million and Ps.226 million, respectively.

Argentina

Sales in Argentina totaled Ps.549 million in the year 2001, accounting for a 31% increase compared to Ps.419 million in the previous year. Combined sales of oil and gas in 2001 increased by 43.8%, an average of 112.9 thousand barrels of oil equivalent per day, compared to 78.5 thousand barrels of oil equivalent per day in 2000.

Oil sales for 2001 fiscal year increased by 26.6% to Ps.443 million from Ps.350 million. The average sales price per barrel net of discounts in 2001 dropped to Ps.18.4 from Ps.18.9. Daily oil deliveries increased by 29.8% to 65.8 thousand barrels from 50.7 thousand barrels as a result of the combined effect of: (1) monetization of reserves facilitated by the asset swap transaction, which contributed an incremental production of 8.6 thousand barrels per day, (ii) improved lifted volumes as a result of an aggressive program involving drilling and reactivation of production areas, and (iii) incorporation throughout 2001 of the production related to the 41% interest in the Santa Cruz I area, acquired in September 2000.

Natural gas sales revenues in 2001 increased by 56.9%, to Ps.113 million from Ps.72 million in 2000. In 2001, gas daily sales volumes increased by 69.7% to 282.9 million cubic feet from 166.7 million cubic feet, evidencing: (i) the addition of a 30% and 62.2% interest in Santa Cruz I and Santa Cruz II areas, which contributed 104 million cubic feet per day, and (ii) acquisition of a 41% interest in the Santa Cruz I, which added in 2001 an incremental volume of 22 million cubic feet per day. In the period under review, the average gas sales price declined to Ps.1.09 per thousand cubic feet from Ps.1.19 per thousand cubic feet in 2000 as a consequence of the increase in the Austral basin gas volumes.

Outside of Argentina

Oil and gas sales outside of Argentina totaled Ps.342 million in 2001 accounting for a 14% increase as compared to Ps.300 million, evidencing a 22.3% increase in oil and gas combined production, to 70.7 thousand barrels of oil equivalent per day, as compared to 57.8 thousand barrels of oil equivalent per day.

In Venezuela, oil and gas sales totaled Ps.220 million in 2001, accounting for a 29.4% increase as compared to Ps.170 million. During the period under review, daily average oil sales significantly increased by 27.8%, to 46.3 thousand barrels compared to 36.2 thousand barrels in the previous year. Oil production significantly increased as a result of intensive drilling and workover activities and development of new structures. In the period under review, the average price per barrel slightly increased to Ps.12.6 from Ps.12.5.

In Bolivia, oil and gas sales in 2001 increased to Ps.38 million from Ps.29 million in the previous year, mainly as a result of the increase in sales volumes. Oil and gas combined sales in 2001 increased by 36.8%, accounting for a daily average of 7.8 thousand barrels of oil equivalent compared to 5.7 thousand barrels of oil equivalent per day, boosted by the successful workover activities that improved lifted volumes of oil, and by gas exports to Brazil.

In Peru, oil and gas sales in 2001 declined by 16.8% to Ps.84 million compared to Ps.101 million in the previous year, evidencing a 12% drop in the oil average sales price to Ps.18.3 from Ps.20.8. In addition, oil and gas sales volumes in 2001 declined to 12.9 thousand barrels of oil equivalent per day compared to 13.7 thousand barrels obtained in the previous year due to the field natural decline as a consequence of the few investments made during the year.

Gross Profit:
The significant increase in the oil and gas sales volumes resulted in a gross profit increase of Ps.357 million in the business segment, a 14.8% increase compared to Ps.311 million in the previous year. However, the decline in sales prices and the increase in depreciations to Ps.235 million from Ps.157 million, in line with the investments made, resulted in a gross margin reduction to 40% from 43.3%. The lifting cost remained at Ps.2.7 per barrel, confirming the Company's low-cost producer nature. In addition, optimization of the operations efficiency and contribution of a growing gas production (with lower lifting costs) were offset by costs associated with gas reinjection activities in Venezuela and by the start-up of operations in Block 18 in Ecuador.

Administrative and Selling Expenses:

Administrative and selling expenses for this business segment increased to Ps.76 million in 2001 from Ps.65 million in the previous year in line with the significant increase in sales volumes.

Exploration expenses:
Exploration expenses totaled Ps.19 million in 2001 compared to Ps.7 million in the previous year. During 2001, 362 Km of 2D seismic lines were shot in Block 31 in Ecuador and 251 km^2 of 3D seismic lines were shot in Santa Cruz II Oeste exploratory area in Argentina. In addition, based on seismic data interpretation, the cost of 3 exploratory wells attributable to non-economically viable projects was charged to income.

Income from equity in earnings of affiliates:
In the year under review, income from equity in earnings of affiliates dropped to Ps.6 million from Ps.10 million. Income from equity in earnings of Petrolera Perez Companc dropped to Ps.4 million compared to Ps.6 million, basically evidencing a significant decline in crude oil sale prices to Ps.23.1 from Ps.29.4. Income from equity in earnings of Mata and Coroil amounted to Ps.2 million in both years. In 2000 equity in earnings of Andina Corporation posted a Ps.2 million gain.

Other operating expenses net:
Other operating expenses accounted for a Ps.2 million and Ps.3 million loss in both years, respectively, mainly attributable to project discontinuance costs.

Refining and Petrochemicals

Operating income for the Refining and Petrochemicals business segments is broken down as follows, both segments been shown separatety:

	Refining		Petrochemical		Eliminations		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Net sales	357	335	393	395	(15)	(13)	735	717
Costs of sales	(322)	(302)	(324)	(305)	15	13	(631)	(594)
Gross profit	35	33	69	90	-	-	104	123
Administrative and selling expenses	(27)	(18)	(43)	(42)	-	-	(70)	(60)
Equity in earnings of affiliates	6	4	-	1	-	-	6	5
Other operating (expenses) income, net	(6)	(4)	1	1	-	-	(5)	(3)
Operating income	8	15	27	50	-	-	35	65

Refining

Operating income totaled Ps.8 million in 2001 accounting for a significant 47% decline compared to Ps.15 million in 2000. Income for the previous year amounted to a Ps.19 million gain attributable to the crude oil hedging derivatives position.

Gross Profit:
Gross profit for the year 2001 increased by 6% to Ps.35 million from Ps.33 million in the previous year. The relevant gross margin averaged 9.8% in both years.

In 2001, the refining spread per barrel (average sales price less crude oil cost) increased by 39% to Ps.10.7 compared to Ps.7.7.

Sales:

Sales of refined products increased to Ps.357 million in 2001 from Ps.335 million in the previous year, accounting for a 6.6% growth mainly due to increased sales volumes. Such improvement was partially offset by reduced sales prices. In line with the crude oil price reduction, in 2001 sales prices of diesel oil, gasolines, aromatics and certain heavy products dropped by 3%, 2%, 7% and 13%, respectively.

In line with the strategy designed to maximize products contribution margins implying the optimization of crude oil volumes processed, and as a consequence of the beforementioned refining margin recovery, crude oil volumes processed in 2001 averaged 25.5 thousand barrels per day, 4.9% higher than the volumes processed in 2000.

During the year under review, Argentine industry business performance was severely affected by a highly recessive economic scenario. In the year 2001, domestic consumption of gasoline and diesel oil dropped by 10.1% and 5.5%, respectively, compared to 2000. However, the Company, by intensifying business actions and basically, by means of increased investments aimed at expanding the retail channel, succeeded in mitigating such trend with a subsequent improved market share. Diesel oil market share increased from 4.5% in 2000 to 5% in 2001, reaching a peak of 5.8% in April. In turn, the gasoline market share increased from 2.7% in 2000 to 2.8% in 2001. In the year under review, the retail network incorporated 22 new gas stations (two stations owned and directly operated by the Company), 4 diesel centers, 1 agro-service and 4 mobile gas stations.

Diesel oil total sales volumes increased by 8% mainly as a consequence of a record soybean harvest in the 2001 campaign. The geographic distribution of the retail network, concentrated in the central area of the soybean belt, allowed to capitalize on the said situation.
Gasoline total sales volumes dropped by 6.5% mainly as a consequence of the strong recession prevailing in the country and increased CNG consumption.

Aromatics sales volumes increased by 28.1% due to a change in motor gasoline formulation which resulted in a surplus of such products for marketing purposes.

Sales volumes from the reformer plant products increased by 29.8% due to an increase in the edible oil industry demand, the foreign market being the main sales target.

The kerosene market in 2001 significantly dropped since temperatures were higher than usual during winter months. The Company's sales dropped by 27% compared to 2000, in line with the market drop.

Asphalt sales volumes increased by 30% as a result of an effective business management that resulted in an increase in the relevant market share to 21% from 17% in 2000.

Administrative and selling expenses:
In 2001, administrative and selling expenses increased by 50%, to Ps.27 million from Ps.18 million, in line with the gas station retail network expansion and the increase in sales volumes and, to a lesser extent, due to increased allowances for customers' bad debts.

Income from Equity in earnings of Affiliates:
Income from equity in earnings of affiliates increased to Ps.6 million compared to Ps.4 million in the previous year. Income from equity in earnings of Refinor totaled Ps.3 million in both years. Equity in earnings of Empresa Boliviana de Refinación accounted for Ps.3 million and Ps.1 million gains, respectively. Such improvement is mainly attributable to higher margins as a consequence of higher discounts on crude oil purchase prices.

Other operating expenses:
Other operating expenses totaled Ps.6 million and Ps.4 million in 2001 and 2000, respectively. The underabsortion of fixed costs imposed by the optimization policy associated with crude oil volumes processed accounted for a Ps.4 million loss in both years.

Petrochemical

Operating income for the Petrochemical business segment dropped by 46% to Ps.27 million in 2001 from Ps.50 million in 2000. In 2001, the drop in styrene and polystyrene margins and, to a lesser extent, the reduction in styrenics sales volumes in Argentina adversely affected operating income both in Argentina and Brazil. Such reductions were offset by Innova increased sales in line with the start of the polystyrene plant operations in October 2000.

Gross Profit:
Gross profit dropped by 23.3% to Ps.69 million in 2001 from Ps.90 million in the previous year. The relevant gross margin on sales dropped to 17.6% from 22.8%. During the period under review international and domestic margins of the styrene and polystyrene business were significantly lower compared to the previous year. Though reduced crude oil prices allowed for a reduction in raw material prices (mainly benzene), styrene and polystyrene prices further dropped as a consequence of a reduced demand resulting from the U.S. economy slowdown. In this context, the international price differential between crystal polystyrene (South East Asia) and the benzene/ethylene raw material mix (U.S. Gulf Coast) fell 57% and the international price differential between styrene (U.S. Gulf Coast) and the benzene/ethylene raw material mix (U.S. Gulf Coast) dropped by 84%. In line with the international prices trend, polystyrene and styrene marketing spreads declined by 25% (to Ps.502 per ton) and 27% (to Ps.286 per ton) in Argentina, respectively, and 38% (to Ps.391 per ton) and 51% (to Ps.190 per ton) in Brazil.

Sales:
In 2001 sales totaled Ps.393 million, accounting for a 1% drop compared to Ps.395 million in the previous year.

Sales of styrenic products in Argentina dropped by 22% to Ps.133 million from Ps.171 million (including exports to Innova in the amount of Ps.4 million and Ps.10 million, respectively), as a consequence of a simultaneous decline in sales volumes and sales prices. Domestic and export styrenic sales volumes dropped by 15% and 63%, respectively. In turn, domestic and export polystyrene sales volumes declined by 5% and 26%, respectively. The Argentine market recessive scenario in 2001, reduced polystyrene exports to Brazil as a consequence of the start of commercial operations of Innova polystyrene plant and the high level of extra-zone exports in the previous year taking advantage of high international prices, were the main reasons for the drop in sales volumes. In 2001, this drop was offset by increased exports to the Mercosur and Chile. Styrene and polystyrene sales prices exhibited a 21% and a 19% drop, respectively.

In Brazil, Innova sales during 2001 totaled Ps.135 million accounting for a 26% increase compared to Ps.107 million. Start-up of the polystyrene plant commercial operations in October 2000 resulted in an increase in sales volumes in 2001 to 102 thousand tons from 35 thousand tons in 2000. In turn, styrene sales to the domestic market increased by 21.7%, to 73 thousand tons. In 2001, the Brazilian styrene and polystyrene market exhibited a 5% and 3.6% increase, respectively. Innova's low-cost producer nature as well as the plant strategic location and the effective business management, helped capitalize on the business opportunities and consolidate a leading position. In such respect, in 2001 Innova increased its share in the styrene market to 43% from 37% and in the polystyrene market to 33% from 18%. Conversely, styrene and polystyrene sales prices exhibited a 32% and 30% drop, respectively, while international prices declined by 38% and 34%, respectively.

In Brazil, during the year under review, polystyrene installed production capacity significantly increased. Dow Chemical and BASF expanded their 75 thousand and 80 thousand-ton plants, respectively. In addition, Videolar, a Brazilian producer, completed construction of a 120 thousand-ton plant in Manaos. Notwithstanding the magnitude of the new competitive projects, the Company considers they will not have any significant adverse effect on income. The Company believes it will maintain its current market share by reason of the geographic location of such plants and their target markets in addition to Innova's low-cost producer nature.

Fertilizers sales in the period under review slightly increased to Ps.129 million from Ps.127 million. Total sales volumes exhibited a 5.2% drop basically due to the effect of the extreme weather conditions that affected a significant portion of the "humid pampa" –Argentina's main agricultural area- during the last quarter of the year. In addition, the implementation of a more selective sales strategy, focused on prioritizing customer portfolio quality and on maximizing marketing margins, had a significant impact. Within such context, sales volumes of Company-manufactured products increased by 4% as a consequence of the implementation of a strategy involving higher value added products specialization.

Administrative and selling expenses:
Administrative and selling expenses totaled Ps.43 million and Ps.42 million in 2001 and 2000, respectively. Savings resulting from the *Real* devaluation were offset by increased logistic business expenses in connection with increased sales volumes.

Income from Equity in earnings of Affiliates:
In 2001, equity in earnings of Petroquímica Cuyo did not exhibit significant results, compared to a Ps.1 million gain in 2000. Reduced income results from the drop in polypropylene marketing margins in line with the drop in international margins. Average prices of polypropylene and compounds in 2001, dropped by 9% and 16%, respectively, compared to 2000.

Hydrocarbon Marketing and Transportation

Operating income for the Hydrocarbon Marketing and Transportation segment in 2001 dropped by 16.1% to Ps.47 million from Ps.56 million.

Operating income for this business segment is broken down as follows:

	TGS		Oldelval and Termap		Own Operation		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Net sales	0	0	0	0	38	35	38	35
Costs of sales	0	0	0	0	(28)	(28)	(28)	(28)
Gross profit	0	0	0	0	10	7	10	7
Administrative and selling expenses	0	0	0	0	(2)	(1)	(2)	(1)
Equity in earnings of affiliates	24	30	7	10	0	0	31	40
Other income net	8	9	0	0	0	1	8	10
Operating income	32	39	7	10	8	7	47	56

Company's own operations

Operating income from oil, gas and LPG brokerage services and liquid processing operations performed by the Company increased by 14.3% to Ps.8 million compared to Ps.7 million basically as a result of the operations scale growth in the processing activity. Sales revenues totaled Ps.38 million accounting for a 8.6% increase compared to Ps.35 million. Sales revenues derived from liquids processing activities increased by 76.9% to Ps.23 million, sales volumes increasing 91.8%, to 111,443 tons. The change in the product mix offset the 10% drop in liquid prices and accounted for a 42.9% increase in gross profit, to Ps.10 million from Ps.7 million, the relevant margin increasing to 26.3% from 20%.

Equity in earnings of TGS

Income from direct and indirect interest in TGS in 2001 declined by 20%, to Ps.24 million from Ps.30 million. The significant impact associated with the decision not to accrue the PPI rate adjustment in 2001and simultaneously reverse income for the year 2000, adversely affected income for the year under review, attenuating the significance of an improved operating and financial performance. In 2001 sales revenues totaled Ps.501 million accounting for a 4.4% increase compared to Ps.480 million in the previous year. Sales for the regulated business declined to Ps.382 million from Ps.384 million in 2000 (this latter amount including Ps.18 million for PPI adjustment). Average firm transportation capacity increased from 57.9 million cubic meters per day to 60.7 million cubic meters per day, evidencing the start of a significant expansion of the transportation system. Unregulated business increased by 24% to Ps.119 million, as a result of the LPG business restructuring whereby the Company held ownership of a portion of the liquids production. However, sales volumes decreased due to a lower gas richness resulting from the start up of competitive projects. Financial income (expenses) declined by approximately 7%, as a result of a reduction in net financial expenses and of increased interest capitalization.

In addition, in relation to consulting services provided to TGS's technical operator, the Company posted Ps.8 million and Ps.9 million gains, respectively.

Equity in earnings of Oldelval and Termap

In 2001, income from equity in earnings of Oldelval declined in 2001 to Ps.5 million from Ps.8 million, mainly as a result of the 15% drop in crude oil volumes transported to 72.8 million barrels, from 86.4 million barrels in the previous year, as a result of increased exports to Chile, which are transported through Oleoducto Trasandino. In addition, equity in earnings of Termap (which interest was sold in October 2001), contributed a Ps.2 million gain in both years.

Electricity

Operating income for the Electricity business segment in 2001 totaled Ps.99 million, accounting for a 6.5% increase compared to Ps.93 million in the previous year.

Operating income for this business segment is broken down as follows:

	Electricity Generation		Conuar/Fae		Distrilec/ Edesur		Citelec/ Transener		Others		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Net sales	120	124	38	28	0	0	0	0	6	6	164	158
Costs of sales	(85)	(85)	(26)	(20)	0	0	0	0	(2)	(3)	(113)	(108)
Gross profit	35	39	12	8	0	0	0	0	4	3	51	50
Administrative and selling expenses	(4)	(3)	(3)	(3)	0	0	0	0	0	0	(7)	(6)
Equity in earnings of affiliates	0	0	0	0	24	23	9	9	3	2	36	34
Other income net	0	0	1	0	17	14	1	1	0	0	19	15
Operating income	31	36	10	5	41	37	10	10	7	5	99	93

Electricity generation

Sales:
Electricity generation sales totaled Ps.120 million in 2001, 3.2% lower compared to Ps.124 million in the previous year.

In 2001, sales attributable to the Genelba Power Plant in 2001, dropped by 11.7% to Ps.91 million from Ps.103 million in the previous year, exhibiting a drop both in sales volumes and in energy prices. In 2001, energy deliveries totaled 3,979 GWh, 4.4% lower compared to 4,161 GWh in 2000. Reduction in sales volumes was mainly attributable to the plant's coming out of dispatch on account of high production cost within the marginal cost ranking in 2001. During the period under review, Genelba Power Plant reached a 92% availability, 4% higher compared to 2000, in line with compliance of the works scheduled under the equipment technical maintenance program. Average monomic price of energy and power delivered declined by 6.5%, resulting in an average of Ps.23 per MWh and Ps.24.6 per MWh, respectively. The high water supply exhibited during the year, in addition to increased nuclear supply and reduced exports to Brazil, resulted in reduced sales prices. However, the timely and flexible operation of the power plant helped mitigate a 14.8% drop at the dispatch node.

Sales attributable to Pichi Picún Leufú Hydroelectric Complex in 2001 increased by 38.1%, to Ps.29 million from Ps.21 million. In 2001 marketing activities increased by 33% to 1,313 GWh from 987 GWh, boosted by a high water supply in the Comahue Basin. However, restrictions on transportation capacity resulted in the application of area prices 20.2% lower than those for 2000, Ps.16.6 and Ps.20.8 per MWh, respectively. On account of the Complex's depressed energy sales prices and their future estimations, and in accordance with the provisions set forth in the Hydroelectric Complex Concession Contract, the Company posted a Ps.8 million gain, pursuant to the Energy Support Price Method.

Gross profit:
Gross profit from the generation activity in 2001 dropped by 10.3%, to Ps.35 million from Ps.39 million. The relevant margin declined to 29.2% from 31.5%, basically affected by lower prices. Profits recognized under the energy support price method for energy generated at the Pichi Picún Leufú Hydroelectric Complex, mitigated the price drop magnitude.

Nuclear fuel elements ("Conuar")

Sales:

Sales of nuclear fuel elements and other accounted for a 35.7% increase in 2001 to Ps.38 million from Ps.28 million. During 2001 fuel element deliveries to Atucha I and Embalse Nuclear plants were regularized. Such plants had temporary unscheduled shutdowns throughout 2000. Fuel elements deliveries totaled 151 units of the Atucha I type and 5,665 units of the Embalse type, accounting for 29% and 13.5% increases, respectively. Sales prices were similar to those for the previous year.

Gross profit:
Gross profit for 2001 increased by 50%, to Ps.12 million from Ps.8 million. The increased volume delivered pushed up the relevant gross margin to 31.6% from 28.6%.

Equity in earnings of Distrilec Inversora (Edesur's controlling Company)

Income from equity in earnings of Distrilec Inversora amounted to Ps.24 million and Ps.23 million, respectively, as a consequence of the implementation of an improved operating efficiency policy that resulted in a significant reduction in operating costs and selling expenses, partially offset by a contraction in sales. Income from services in 2001 slightly declined by 1.3%, to Ps.887 million compared to Ps.899 million in line with a 6% price drop, partially offset by a 2.5% slight increase in energy demand. The price drop was attributable to seasonal price quarterly adjustments provided for by the regulatory authority, in line with a drop in energy purchase costs as a consequence of the beforementioned high water supply.

In addition, income from advisory services provided to Edesur's technical operator increased to Ps.17 million from Ps.14 million.

Equity in earnings of Citelec (Transener's controlling Company)

Equity in earnings of Citelec accounted for a Ps.9 million gain in both years. Net sales revenues in 2001 declined by 6% to Ps.203 million compared to Ps.216 million in the previous year, due to a significant contraction of unregulated income. Regulated income increased as a consequence of the application of a semi-annual rate adjustment. Financial income (expenses) net, accounted for a Ps.39 million loss and were a 13.3% lower compared to Ps.45 million loss mainly attributable to a drop in the indebtedness level and in related costs.

In addition, income from advisory services provided to Transener totaled Ps.1 million in both years.

Equity in earnings of Yacylec

Income from equity in earnings of Yacylec amounted to Ps.3 million and Ps.2 million in 2001 and 2000, respectively.

Other Investments

Operating income for the Other Investments business segment totaled Ps.9 million in 2001 compared to Ps.4 million in 2000.

Operating income for this business segment is broken down as follows:

	Farming, Forestry and Agroindustry		Mining		Others		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Net sales	48	55	0	0	1	1	49	56
Costs of sales	(43)	(45)	0	0	0	0	(43)	(45)
Gross profit	5	10	0	0	1	1	6	11
Administrative and selling expenses	(8)	(7)	0	0	(1)	(1)	(9)	(8)
Equity earnings in affiliates	7	1	8	2			15	3
Other operating (expenses) income, net	(3)	(2)	0	0	0	0	(3)	(2)
Operating income	1	2	8	2	0	0	9	4

Farming, Forestry and Agroindustry

Operating income for this activity totaled Ps.1 million and Ps.2 million, in 2001 and 2000, respectively. Sales for the period under review declined to Ps.48 million compared to Ps.55 million in the previous year. Income from the farming activity in 2001 declined by 15.6%, to Ps.27 million from Ps.32 million. Livestock activity reduced sales resulted from the combined effect of lower volumes and a drop in prices due to the closing of foreign markets to Argentine exports. As regards the agricultural activity, adverse weather conditions in 2001 resulted in a reduced income from the wheat harvest. Income from the forestry activity dropped by 8.7%, to Ps.21 million from Ps.23 million mainly attributable to reduced volumes derived from the recessive effects of the construction industry and the decline in wood prices, which in turn resulted in reduced income from plantation valuation. On account of the drop in the local market, the Company is directing a greater portion of its industrial production to the foreign market, exhibiting an increase from 31% in 2000 to 37% in the year under review. Gross profit totaled Ps.5 million and Ps.10 million, in 2001 and 2000, respectively. The reduced activity level in addition to reduced sales prices resulted in a decline in the pertinent gross margins to 10.4% from 18.2%.

In 2001, income from equity in earnings of Pecom Agra increased to Ps.7 million from Ps.1 million, with a significant increase in the marketing margin as a result of the record soybean harvest and an efficient management of stocks that allowed to maximize marketing spreads.

Mining

Income from equity in earnings of Cerro Vanguardia increased to Ps.8 million in 2001 compared to Ps.2 million in the previous year as a consequence of the combined effect of: (i) reduced net financial liabilities in addition to a reduction in average indebtedness, and (ii) operating reorganizations and marketing changes, with a significant cost reduction. Cerro Vanguardia sales in both fiscal years totaled Ps.103 million. During 2001 and 2000, 289,504 ounces of gold and 2,016,774 ounces of silver, and 295,639 ounces of gold and 1,609,784 ounces of silver, respectively, were sold. The application of a differential rate of exchange on exports (convergence factor) offset a reduced income from gold sales.

Corporate

Administrative expenses for Corporate increased to Ps.65 million from Ps.51 million in the previous year mainly due to amortization of e-commerce projects and costs related to: (i) institutional advertising and launching of PECOM brand, (ii) development of continuous improvement processes designed to optimize administrative and system processes, and (iii) corporate reorganizations, and (iv) accrual of the long-term incentive plan.

Liquidity and capital resources

The Company's policy aims at maintaining high liquidity levels in order to minimize financial risks and have the flexibility required to overcome the difficulties derived from a high volatility affecting emerging capital markets.

In the light of the restrictions imposed in Argentina on banking deposits and on transfers abroad for payment of principal on financial loans and dividend distribution, the Company's financial management has prioritized a close monitoring of the liquidity levels in order to comply with the obligations assumed and in turn secure the flexibility necessary to implement its growth strategy.

Within a context characterized by a lack of credibility along with a significant increase in the country-risk indicator, in addition to the cut of the Argentine debt rating up to the subsequent declaration of default, the Company's efforts has been focused on materializing refinancing of liabilities by negotiating agreements with foreign commercial banks and multilateral agencies.

In such respect, during 2001 the Company placed long term debt amounting to Ps.460 million, Ps.220 of which were issued under program for the issue of corporate notes (*Negotiable Obligations under the Argentine Law*)

As of December 31, 2001 and 2000, the Company's cash totaled Ps.572 million and Ps.257 million, respectively. In 2001, liquidity has been mainly provided by cash from operations and, to a lesser extent, by divestment of non-core operations.

Operating Activities

In 2001, cash provided by operations, excluding cash flow from hedging derivative instruments increased to Ps.664 million from Ps.324 million in the previous year, boosted by the Company's new operations scope in addition to working capital optimization. In turn, negotiations were made with international lending institutions in connection with the assignment of a portion of the fees the Company will receive from PDVSA pursuant to the provisions set forth in the operation agreement in connection with the Oritupano Leona Area, which accounted for a Ps.109 million source, net.

In 2000, crude oil price hedging operations accounted for a Ps.76 million source materialized by means of the replacement of collaterals by Stand-by letters of credit.

Investment Activities

In 2001 cash used in investing activities increased to Ps.734 million from Ps.501 million.

Capital expenditures made in the Oil and Gas Exploration and Production core business totaled Ps.719 million (such amount including Ps.90 million for the acquisition of Ecuadortlc S.A.) and Ps.486 million (such amount including Ps.108 million for the acquisition of a 41% interest in Santa Cruz I area) in 2001 and 2000, respectively. Investments were mainly focused on improving production and reservoirs, basically through development drilling and workover activities as well as infrastructure works. In 2001, intense well drilling and workover activities were carried out and included drilling of 293 wells and repair of 455 units.

In line with the foreign operations growth objectives, investments made outside of Argentina totaled Ps.488 million and Ps.277 million, respectively, mainly in the Oil and Gas Exploration and Production business segment.

In 2001, sale of interest in Pampa del Castillo – La Guitarra area and in Terminales Marítimas Patagónicas accounted for a Ps.103 million source. In the previous year divestment of non-core assets (Servicios Especiales San Antonio and Piedras Coloradas and Cacheuta areas) accounted for a Ps.79 million source.

Financing Activities

In 2001, net cash provided by financing activities amounted to Ps.385 million compared to a Ps.142 million source in 2000.

Cash provided by long-term financing totaled Ps.460 million and Ps.428 million, respectively. In July 2001, the Company issued under the Program for the Issue of Corporate Notes of Ps.220 million, due July 2005, payable in quarterly installments as from January 2004, with a total financing cost of 9.3% per annum. In addition, such cash has been fully applied to pay off existing liabilities. In addition, cash provided by foreign credit lines amounted to Ps.131 million, cash provided by foreign trade financing totaled Ps.74 million and cash from the last tranche of the loan granted by the IFC to Innova amounted to Ps.35 million.

Payment of long-term loans totaled Ps.476 million and Ps.354 million, respectively. In 2001, the Ps.300 million syndicated loan, due December 2001, was fully paid off. In addition, lines of credit for foreign trade operations in the amount of Ps.162 million were paid off.

Cash provided by short-term financing amounted to Ps.466 million and Ps.134 million in both years. In November 2001, the Company issued short-term Corporate Notes due November 2002 in the amount of Ps.156.5 million, payable in one installment at maturity, with a 6.9% annual financing cost.

During both years dividends in the amount of Ps.65 million and Ps.66 million were distributed.

In accordance with the new economic measures implemented in Argentina, the Company must request the BCRA´s approval to make transfers abroad for payment of principal on financial loans and dividend distribution.

Quantitative and Qualitative Disclosures About Market Risk

The following quantitative and qualitative information is provided about Pecom Energía's exposure to market risks derived from the ordinary course of business.

This analysis comprises statements on future events which may not occur and imply risks and uncertainties. Actual results may significantly differ due to several factors.

Quantitative Disclosure

Set forth below is a chart which provides quantitative information about the Company's derivative financial instruments and other financial instruments as of December 31, 2001, which may be sensitive to changes in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk

	Collections (payments) Expected maturity							
	2002	2003	2004	2005	2006	Thereafter	Total	Estimated fair value
Sales Price Exposure								
Crude oil price swaps								
Contract volumes (million barrels)	11.7	---	---	---	---	---	11.7	
Average settlement prices (US$ per barrel)	18.60	---	---	---	---	---	---	
Notional amount (US$ million)	217	---	---	---	---	---	217	
Expected cash flow (US$ million)(1)	(22)	---	---	---	---	---	(22)	(22)
Crude oil price options (2)								
Contract volumes (million barrels)	---	29.2	---	---	---	---	29.2	
Average settlement prices (US$ per barrel)	---	20.56	---	---	---	---	---	
		27.23						
Notional amount (US$ million)	---	685	---	---	---	---	685	
Expected cash flow (US$ million)(1)	---	1	---	---	---	---	1	31
Swaps options (3)								
Contract volumes (million barrels)	---	12.8	11.0	7.3	---	---	31.1	
Average settlement prices (US$ per barrel)	---	20.08	20.18	21.2	---	---	---	
Notional amount (US$ million)	---	257	222	155	---	---	634	
Expected cash flow (US$ million)(1)	---	(13)	(10)	-	---	---	(23)	(68)
Crude oil price complex instruments (4)								
Contract volumes (million barrels)	4.9	1.9	---	---	---	---	6.8	
Average settlement prices (US$Ps.per barrel)	19.62	20.00	---	---	---	---	---	
Notional amount (US$ million)	97	37	---	---	---	---	134	
Expected cash flow (US$ million)(1)	(4)	(2)	---	---	---	---	(6)	(6)
Purchase Price Exposure								
Crude oil price options (5)								
Contract volumes (million barrels)	0.7	---	---	---	---	---	0.7	
Average settlement prices (US$ per barrel)	16.35	---	---	---	---	---	---	
Notional amount (US$ million)	12	---	---	---	---	---	12	
Expected cash flow (US$ million)(1)	-	---	---	---	---	---	-	(1)

(1) The expected cash flows were calculated based on the closing price of future contracts of Light Sweet Crude Oil on the New York Mercantile Exchange as of December 31, 2001.

(2) For 2003, transactions are purchased Put options and Producer Collars that provide a coverage with a minimum price of US$20.56 and a maximum price of US$ 27.23. Within such range the price floats at market value.

(3) The transactions included herein are sold swaptions.

(4) For 2002, transactions are Producer Reset Range Swaps. If the monthly average of relevant index price closes below the reset level, the settlement price will be the reset level. Pecom Energía has producer reset range swaps with reset levels at US$15 per barrel. Contracts for 2003 are Production Linked Puts. Such contracts have a contingent premium that is payable if the monthly average of relevant index prices closes above US$20.

(5) The transactions included herein are sold Puts.

Foreign Currency Exchange Rate Risk and Interest Rate Risk (figures in millions of pesos)

	Expected maturity							
	2002	2003	2004	2005	2006	Thereafter	Total	Estimated fair value
Short and long-term debt								
US Dollar								
Fixed rate	584	2	427	94	199	398	1,704	1,291
Average interest rate (%)	11.7	6.9	8.7	7.9	9.0	8.1		
Variable rate	413	82	37	28	25	26	611	611
Average interest rate (%)	5.0	5.3	4.8	4.3	4.4	4.6		
Italian Lira Converted to US$								
Fixed rate	173	-	-	-	-	-	173	156
Average interest rate (%)	8.4	-	-	-	-	-		
Japanese Yen Converted to US$								
Fixed rate	25	10	10	-	-	-	45	46
Average interest rate (%)	5.2	7.5	7.5	-	-	-		
Variable rate	25	55	10	-	-	-	90	91
Average interest rate (%)	4.2	4.9	5.6	-	-	-		
Bolívares Converted to US$								
Fixed rate	33	-	-	-	-	-	33	35
Average interest rate (%)	3.3	-	-	-	-	-		
Total	1,253	149	484	122	224	424	2,656	2,230

Qualitative Disclosures

Pecom Energía's results of operations and financial condition are mainly exposed to three market risk categories: commodity price risk, foreign currency exchange rate risk and interest rate risk. The Company periodically reviews the risks associated with its businesses at a senior management level, based on an approach that has evolved from an independent analysis of each business unit to a risk management strategy that monitors the overall asset portfolio risks. This strategy anticipates uncertainty sources that have an impact on the businesses and facilitates allocation of capital that optimizes the long-term return/risk ratio. This allows to efficiently grow in the operations vertical integration, balancing market risks in the business value chain. All this allows to improve the Company's risk perception.

Pecom Energía uses derivative financial instruments such as futures contracts, swaps contracts, options or other instruments in order to reduce its exposure to the above mentioned risks.

The beforementioned financial operations expose the Company to a credit risk. Such risk is mitigated by negotiating with entities having an international credit rating higher than "A" as per Standard & Poor's or "A2" as per Moody's Investors Service. In addition, the Company applies strict requirements for the approval of lines of credit, applies several procedures to assess such risks and seeks to reduce even more its credit exposure by using certain tools such as agreements for advance payment or collection of such operations. Such financial instruments are entered into subject to strict restrictions set by the senior executive management. The results of hedging operations are periodically reviewed by the Management in order to confirm they are effective and relevant consistent with market conditions.

In connection with interest in affiliates, the boards of directors of such companies formulate the relevant risk management policies.

Commodity Price Risk. In the Oil and Gas Exploration and Production and Refining businesses Pecom Energía is subject to the associated market risk in relation to price volatility, mainly of crude oil and by-products.

Pecom Energía uses several derivative financial instruments to reduce its exposure to the risks related to crude oil price volatility. Historically, Pecom Energía has prioritized a risk strategy that, basically through swaps and producer collars, was designed to set crude oil sales prices at certain intervals. In such respect, results of hedging derivative instruments are generally offset by similar changes in crude oil prices. Such policy, though it proved to be effective to comply with the proposed objectives, especially in 1998 when all-time minimum values were recorded, has prevented the Company from capitalizing on potential profits within a strengthened price scenario, such as that in 2000 and part of 2001. As from 2000, the Company has intensified the use of option contracts within its crude oil prices hedging strategy. Such contracts provide greater flexibility and a hedge against a drop in prices and do not limit the possibility of capitalizing on potential profits.

The chart above provides information regarding derivative contracts entered into by Pecom Energía in connection with its exposure to commodity price risks. In addition, the related company Cerro Vanguardia S.A. as a producer of gold is also exposed to the related price risk. On account of the price volatility of precious metals, the related company decided to enter into certain hedge contracts to protect its cash flow.

Foreign Exchange Risk. Pecom Energía's results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.

As of December 31, 2001, 100% of the Company's financial debt and a significant portion of the main related companies' debt was denominated in United States dollars, either directly or through the use of foreign currency futures contracts.

Historically, exposure of the peso to the United States dollar has not been hedged since under the *Convertibility Law*, effective as from 1991, the BCRA was obliged to sell dollars at a rate of exchange not exceeding one peso per dollar.

As of January 6, 2002, the Argentine Government enacted the Public Emergency and Foreign Exchange System Reform Law that involved a deep change in the economic model effective thus far and in the Convertibility System. Changes in the exchange parity will significantly impact the Company's results of operations and indebtedness.

In the economic, financial and regulatory scenario prevailing as of December 31, 2001, primary cash flow generation provided the Company with a specific hedge for the related risk. In such respect, a significant portion of the Company's and subsidiaries's income was directly or indirectly denominated in U.S. dollars. However, the new scenario prevailing in Argentina after the enactment of the Public Emergency and Foreign Exchange System Reform Law, limits the possibility to offset the impact of the peso devaluation. In such respect, measures such as the "pesification" of utility rates previously denominated in U.S. dollars and their subsequent renegotiation and the implementation of new taxes on hydrocarbon exports affect the possibility to offset the impact of the peso devaluation on the Company's cash flow.

For accounting purposes, and since the Company's financial statements are stated in pesos, the net effects of the Argentine currency devaluation would be subject to future inflation levels in Argentina. Under the Argentine accounting standards, to the extent changes in the price index applicable for the restatement exceed 8% per annum, financial statements must recognize the effects of changes in the currency purchasing power. Given Pecom Energía's monetary liability position, the application of adjustment for inflation would imply the recognition of a monetary gain that would mitigate devaluation results.

To a lesser extent, Pecom Energía's results are exposed to exchange rate fluctuations between the peso and other foreign currencies other than the U.S. dollar. A minor portion of the Oil and Gas Exploration and Production and Petrochemicals business segments' expenses are denominated in the local currencies of Venezuela, Brazil, Peru, Ecuador and Bolivia. Any possible appreciation of such currencies against the Argentine peso would have a slight negative impact on Pecom Energía's results.

Interest Rate Risks. Interest rate risk management mainly aims at reducing overall financial costs and adjusting risk exposure to the profile required. In order to reduce interest rate volatility, the Company enters into contracts whereby the financial cost of certain loans exposed to a floating interest rate is fixed.

As of December 31, 2001, 74% of the total financial debt was exposed to a fixed rate and 26% to a variable rate. The variable rate debt is mainly related to the LIBOR.

Stock Option Plans. The Company's Board of Directors has approved the implementation of a long-term incentive Program for the benefit of the Company's executive officers. Such program grants the right to exercise options to receive Perez Companc S.A.'s shares or its equivalent in cash.

Under this Program, the Board of Directors approved the 2001 and 2000 plans. The 2001 plan provides for the granting of: (i) 5,364,125 options to receive the value resulting from the positive difference between the average listed price of the Company shares in New York during the twenty days prior to exercise date and 1.64 Argentine pesos per share, for such number of options, and (ii) 596,014 options to receive the same number of shares at no cost for the beneficiaries. The 2000 plan provides for the granting of: (i) 3,171,137 options to receive the value resulting from the positive difference between the average listed price of the Company shares in New York during the twenty days prior to exercise date and 1.48 Argentine pesos per share, for such number of options, and (ii) 352,347 options to receive the same number of shares at no cost for beneficiaries.

The cost of these plans is periodically recognized on the basis of the accrual of the exercise right and adjusted in accordance with the listed price of the share.

In order to hedge the share appreciation risk, Pecom Energía acquired 9,483,623 shares from Perez Companc S.A. Consequently, the higher cost implied by this benefit, mainly related to the appreciation of Perez Companc S.A.'s share, is offset by changes in the market value of such shareholding.

Management and Administration

Board of Directors

The Company's management and administration is vested in the Board of Directors. Under Pecom Energía's bylaws, the Board of Directors, which meets formally at least once every three months, is composed of a minimum of three and a maximum of fifteen members (currently twelve members excluding alternate members). The Regular Shareholders' Meeting may appoint an equal or a lower number of alternate members to fill any vacancies that may occur, in the order of their appointment. Directors and the respective alternate directors are elected for a one-year term by the Shareholders at their Regular Meeting and may be reelected.

The following table sets out the current composition of the Company's Board of Directors approved at the Regular Shareholders' Meeting held on April 9, 2001.

Name	Position
J. Gregorio Perez Companc	Chairman
Oscar A. Vicente	Vice Chairman
Jorge Perez Companc	Director
Luis Perez Companc	Director
Nathaniel Davis	Director
Charles A. Gillespie Jr.	Director
Richard Huber	Director
Eliezer Batista	Director
Walter F.Schmale	Director
Carlos A. Cupi	Director
Mario C. Lagrosa	Director
Gustavo E. Yrazu	Director
María Carmen Sundblad de Perez Companc	Alternate Director
Matías Bauer	Alternate Director

Compensation

Compensation of the Board of Directors' members is fixed by the Regular Shareholders' Meeting in compliance with the Business Associations Law. The maximum amount of the compensation the Board of Directors' members may receive in every respect, including salaries and any other compensation for the performance of technical-administrative permanent functions may not exceed 25% of profits. Such amount will be 5% in the event no dividends are distributed to shareholders and will be increased pro rata on the basis of the distribution up to a 25% limit upon distribution of the aggregate profits. In the event one or more directors serve as members of a special committee or perform technical-administrative functions and profits are reduced or non-existent and consequently the preset limits are to be exceeded, compensations in excess may only be paid with the prior express approval of the Regular Shareholders' Meeting.

Executive Officers

The following table sets out the names and positions of Pecom Energía's executive officers.

Name	Position
Mario C. Lagrosa	Chief Executive Officer
Carlos M. Alvarez	Chief Financial Officer
Guillermo Daniel	Vice President of Oil and Gas Exploration and Production and Hydrocarbon Transportation Business Units
Haroldo Dahn	Vice President of Refining and Petrochemicals Business Units.
Rafael Fernández Morandé	Vice President of Electricity, Hydrocarbon Marketing and Other Investments Business Units
Pablo Ferrero	Vice President of Planning and Business Development
Daniel Maggi	Vice President of Human Resources
Antonello Tramonti	Vice President of Legal Affairs
Alberto Bethke	Vice President of Corporate Services
Carlos A. Anchorena	Vice President of Auditing
Mario Grandinetti	Vice President of External Communications
Rodolfo Labbé	Vice President of Quality, Environmental, Safety and Occupational Health

Compensation

Pecom Energía's executive officers receive a monthly and fixed compensation, a variable compensation and a benefit program. The monthly and fixed compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer's qualifications and experience. The variable compensation consists of a schedule of annual bonuses dependent upon operational results and individual objectives. The benefit package comprises, among other things, a long-term incentive plan whereby officers are granted the right and option to receive shares of Perez Companc S.A., or its equivalent in cash.

Decision-Making and Internal Control System

The Company's operational organization is divided into Business Units which are in turn supported by a Corporate Structure having different functions.

As far as decision-making is concerned, the Company is managed by an Executive Committee composed of nine members: the Chief Executive Officer, the Chief Financial Officer, three Business Unit Vice Presidents and the four Vice Presidents responsible for Corporate Functions (Planning and Business Development, Legal Affairs, Human Rersources and Corporate Services). The Company's Management team is also made up by the directors responsible for Staff Functions: Audit, External Communications and Quality, Environmental, Safety and Occupational Health.

Operations are managed through standardized processes facilitating and securing coordination among the Company areas. Delegation of authority is encouraged for the purpose of providing activities with an agile and efficient response. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company's Internal Control System is supported by coordination among the areas responsible for managing businesses and administer them on a centralized basis, always within the framework of the policies established by the Executive Committee.

Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, drawing up of periodical management control reports, performance appraisals and fluid communications strengthening the Internal Control System and securing an efficient administration.

Dividend Policy

Pursuant to the Business Associations Law, dividends may be lawfully distributed and paid only out of net and earned profits reflected in a balance sheet duly prepared and approved. The Company's Board of Directors may declare dividends in advance. In this case, each member of the Board of Directors and of the Statutory Audit Committee, as far as their functions are concerned, will be jointly, severally and unlimitedly liable for any payments made in excess of net and earned profits at fiscal year closing. The declaration, amount and payment of dividends to shareholders will be subject to approval by the Regular Shareholders' Meeting. Under the Company's bylaws, net income must be allocated as follows: (a) 5% to a legal reserve, until the legal reserve equals 20% of the subscribed capital; (b) up to 1.5% to Pecom Energía's Pension Fund, exclusively to such effect and as otherwise determined by the Board of Directors; c) to compensation of the members of the Board of Directors and Statutory Audit Committee; d) to dividends on preferred shares with priority of unpaid cumulative dividends, and to dividends on common shares, or to optional reserve fund, or to any other reserve, or to a new account, or as otherwise determined by the Shareholders' Meeting. Dividends must be paid pro rata to the respective paid-in capital within the year of their declaration. Dividends are distributed in proportion to the number of common shares held by each shareholder.

Pursuant to the Company stock exchange proposal, our controlling company Perez Companc S.A. has committed to vote at the Regular Shareholders' Meeting in favor of the distribution of cash dividends for a minimum amount of Ps.0.08 per each Class A or Class B share of the Company, provided such distribution is made in compliance with the applicable regulations. Implementation of this policy is dependent upon the financial situation, results of operations, cash requirements, retained earnings minimum requirements and other factors deemed relevant by Perez Companc's Board of Directors in connection with its stake in Pecom Energía.

Board of Director's Proposal

The Company's Board of Directors has decided to carry forward the unappropriated retained earnings balance to the next fiscal year.

Summarized Balance Sheet and Income Statement Structure

The information below for fiscal year ended December 31, 1997, does not consider deconsolidation of Servicios Especiales San Antonio S.A. since the same was not prepared on the same reporting basis as the information corresponding to fiscal years ended December 31, 2001, 2000, 1999 and 1998.

Consolidated Balance Sheet *(millions of argentine pesos and millions of U.S. dollars)*	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97
Current assets	1,303	1,071	1,018	1,101	950
Noncurrent assets	4,891	4,422	3,974	3,694	3,499
Total assets	6,194	5,493	4,992	4,795	4,449
Current liabilities	1,840	1,115	615	584	693
Noncurrent liabilities	1,517	1,582	1,804	1,915	1,563
Sub-Total	3,357	2,697	2,419	2,499	2,256
Minority interest in subsidiaries	20	19	17	20	28
Shareholders' equity	2,817	2,777	2,556	2,276	2,165
Total	6,194	5,493	4,992	4,795	4,449
Working capital	(537)	(44)	403	517	257

	For the fiscal year ended				
Consolidated Income statement *(millions of argentine pesos and millions of U.S. dollars)*	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97
Gross profit less administrative and selling expenses, and exploration expenses	276	298	178	148	239
Equity in earnings of affiliates	94	91	90	110	117
Other operating income, net	16	13	42	82	19
Gain (Loss) on holdings of YPF shares	-	-	33	(33)	63
Other (expenses) income, net	(13)	60	227	14	80
Financial income (expenses) and holding gains (losses)	(206)	(157)	(134)	(106)	(109)
Sub-total	167	305	436	215	409
Income tax	(61)	(19)	(103)	(15)	(40)
Minority interest in subsidiaries	(4)	(3)	5	5	(8)
Net income	102	283	338	205	361

RATIOS

	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97
a- *Current ratio* (Current assets / Current liabilities)	0.708	0.961	1.655	1.885	1.371
b- *Acid Test* ((Cash + Current Investments + Trade receivables) / Current liabilities)	0.534	0.616	1.026	1.262	0.909
c- *Total Indebtedness* (Total liabilities / Shareholders' equity)	1.192	0.971	0.946	1.098	1.042
d- *Current liabilities / Total liabilities*	0.548	0.413	0.254	0.234	0.307
e- *(Total liabilities + Minority interest) /Shareholders' equity*	1.199	0.978	0.953	1.107	1.055
f- *Income before Income tax and Minority interest / (Shareholders' equity - Net Income)*	0.062	0.122	0.197	0.104	0.227

LISTED PRICE OF PECOM ENERGIA'S SHARE

	1997	1998	1999	2000	2001	2002
January	7.47	6.57	4.07	3.98	4.28	6.00
February	7.66	6.58	4.07	4.70	3.70	6.30
March	7.73	6.77	4.70	4.01	3.95	
April	8.11	6.01	6.21	3.70	4.00	
May	7.65	5.51	6.04	3.62	3.85	
June	8.03	5.02	5.75	4.03	3.50	
July	8.21	5.80	5.65	4.00	3.20	
August	7.98	3.96	5.82	4.02	3.35	
September	8.06	4.07	6.05	3.80	2.82	
October	6.26	4.94	6.02	3.40	2.75	
November	7.14	5.20	5.31	3.63	2.62	
December	7.14	4.23	5.12	3.75	3.90 (1)	

(1) Listed price as of December 18, 2001, last business day of the month that it quoted on the Buenos Aires Stock Exchange (BCBA).

STATISTICAL DATA

	Fiscal year ended				
	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97
Crude oil sales (thousands of barrels)					
Argentina	24,006	18,546	18,486	22,662	21,998
Venezuela	16,889	13,243	11,517	10,523	7,903
Peru	4,219	4,512	4,716	4,927	5,351
Bolivia	522	426	176	159	56
Total	45,636	36,727	34,895	38,271	35,308
Natural gas sales (thousands of cubic feets)					
Argentina	103,259	61,020	58,623	63,204	63,297
Venezuela	7,960	4,935	3,803	-	-
Peru	3,020	3,032	2,792	2,619	2,377
Bolivia	13,949	9,855	6,762	8,937	3,523
Total	128,187	78,842	71,980	74,760	69,197
Petrochemical sales (tons)					
Fertilizer	487,791	514,812	570,129	526,193	508,993
SBR	47,648	53,944	55,044	56,469	54,827
Styrene	101,869	181,891	48,300	39,395	38,139
Polystyrene	159,602	96,186	76,683	86,196	66,574
Refining products sales (tons)					
Aromatics	64,856	50,637	74,064	108,145	79,181
Bencen	44,825	31,225	36,556	29,251	33,618
Gasoline	126,233	134,327	125,392	102,113	153,358
Gas Oil	734,214	688,348	828,034	821,726	851,850
Other middle distillates	24,023	30,425	52,328	45,653	72,245
Asfalts	79,374	60,679	81,144	107,506	92,070
Other heavy products	265,800	228,898	356,536	463,634	441,036
Electricity generation (gwh)					
Energy produced	4,732	4,869	4,017	-	-
Contracted sales	1,140	1,110	2,014	-	-
Spot sales	4,152	4,038	2,326	-	-
Total sales	5,292	5,148	4,340	-	-
LPG (tons)					
Sales of LPG	111,443	58,090	-	-	-

ANDERSEN

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

INDEPENDENT PUBLIC ACCOUNTANT'S REPORT

To the Board of Directors of
Pecom Energía S.A.:

We have audited the accompanying consolidated balance sheets of Pecom Energía S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years then ended, all expressed in Argentine pesos as described in Note 1.c) to the financial statements. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements as of December 31, 2001 and 2000, are presented in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Argentina, do not conform with accounting principles generally accepted in the United States of America. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the United States of America have not been quantified.

As described in note 17.e) to the accompanying financial statements, in the last few months, a significant change has been implemented in the economic model of Argentina, including the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of economic measures adopted by the Argentine Federal Government, which are detailed in note 16.e), have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities that are denominated in foreign currency and held in the country, the effects of which will be recognized in the financial statements for next year in accordance with Argentine generally accepted accounting principles; (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Central Bank; (d) the increase in domestic prices; and (e) renegotiation of public utilities agreements. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

As described in note 18, the economic measures described above have impacted significantly the economic and financial condition of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A. and its subsidiary Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A., Compañía de Inversiones de Energía S.A. and its subsidary Transportadora de Gas del Sur S.A., and Enron de Inversiones de Energía S.C.A., principally as they relate to the de-dollarization of their rates and renegotiation of concession agreements, negative exchange differences due to devaluation of local currency and the resulting likely effect that covenants of their debt contracts would not be met, and the need to refinance their debt. Managements of these companies are considering various actions, according to each case, which could be implemented in order to achieve the future cash flows necessary to enable them to meet their obligations by the related due dates, including refinancing their debt and satisfactorily renegotiating their concession agreements. Thus, the realization of carrying amounts of Pecom Energía S.A.'s total investments in such companies in the amount of $ 382 million as of December 31, 2001 depends on the success of the above actions. The accompanying financial statements do not include the adjustments that might result from the outcome of this uncertainty.

In our opinion, subject to the effect of such adjustments, if any, as might have been required had the ultimate realization of the investments in the above mentioned companies been known as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pecom Energía S.A. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Buenos Aires, Argentina
March 8, 2002

PISTRELLI, DIAZ Y ASOCIADOS
Member Firm of Andersen
C.P.C.E.C.F. Vol.1 - F°8

DANIEL G. MINENNA
Partner
C.P.A. Buenos Aires University
C.P.C.E.C.F. Vol.175 - F°221

PÉCOM ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Stated in millions of Argentine pesos - See Note 2.c)

	2001	2000	1999
Net sales	1,654	1,546	1,240
Costs of sales (Note 19.c)	(1,130)	(1,050)	(886)
Gross profit	524	496	354
Administrative and selling expenses (Note 19.e)	(229)	(191)	(163)
Exploration expenses (Note 19.e)	(19)	(7)	(13)
Equity in earnings of affiliates (Note 8.b)	94	91	90
Other operating income, net (Note 13.c)	16	13	42
Operating income	386	402	310
Other (expenses) income, net (Note 13.d)	(13)	60	227
Equity in earnings of YPF S.A.	-	-	33
Financial income (expense) and holding gains (losses) (Note 10)	(206)	(157)	(134)
Income before income tax and minority interest in subsidiaries	167	305	436
Income tax provision	(61)	(19)	(103)
Minority interest in subsidiaries	(4)	(3)	5
Net income	102	283	338

The accompanying notes are an integral part of these consolidated financial statements

PECOM ENERGIA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001, 2000 AND 1999

(Stated in millions of Argentine pesos - See Note 2.c)

	2001	2000	1999
CURRENT ASSETS			
Cash	41	27	17
Investments (Note 8.a)	540	247	237
Trade receivables	401	413	377
Other receivables (Note 13.a)	165	214	247
Inventories (Note 7)	156	170	140
Total current assets	1,303	1,071	1,018
NONCURRENT ASSETS			
Trade receivables	5	3	5
Other receivables (Note 13.a)	93	74	44
Inventories (Note 7)	97	93	77
Investments (Note 8.a)	1,138	1,257	1,218
Property, plant & equipment (Note 19.a)	3,550	2,990	2,621
Other assets	8	5	9
Total noncurrent assets	4,891	4,422	3,974
Total assets	6,194	5,493	4,992
CURRENT LIABILITIES			
Accounts payable	318	249	178
Short-term debt (Note 10)	1,253	725	283
Payroll and social security taxes	35	34	30
Taxes payable	33	63	94
Financial advances	-	-	8
Other liabilities (Note 13.b)	201	44	22
Total current liabilities	1,840	1,115	615
NONCURRENT LIABILITIES			
Accounts payable	2	9	12
Long-term debt (Note 10)	1,403	1,410	1,603
Other liabilities (Note 13.b)	92	138	151
Reserves (Note 11.f)	20	25	38
Total noncurrent liabilities	1,517	1,582	1,804
Total liabilities	3,357	2,697	2,419
MINORITY INTEREST IN SUBSIDIARIES	20	19	17
SHAREHOLDERS' EQUITY (per respective statements)	2,817	2,777	2,556
	6,194	5,493	4,992

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Stated in millions of Argentine pesos - See Note 2.c)

	2001					2000	1999
	Capital stock		Retained earnings				
	Capital stock	Additional paid-in capital on sales of own stock (a)	Legal reserve	Unappropriated retained earnings	Total	Total	Total
Balances at beginning of the year	779	26	147	1,825	2,777	2,556	2,276
Regular Shareholders' Meetings decisions of April 9, 2001 and April 21, 1999 and Regular and Special Shareholders' Meeting decisions of April 27, 2000:							
Distribution of unappropriated retained earnings:							
- Legal reserve	-	-	9	(9)	-	-	-
- Cash dividends (b)	-	-	-	(62)	(62)	(62)	(58)
Net income	-	-	-	102	102	283	338
Balances at end of the year	779	26	156	1,856	2,817	2,777	2,556

(a) See Note 4.i).

(b) Dividends of 63 in 1999, net of 5 paid in respect of own stock held by subsidiaries.

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (a)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Stated in millions of Argentine pesos - See Note 2.c)

	2001	2000	1999
Cash provided by operations:			
Net income	102	283	338
Reconciliation to net cash provided by (used in) operating activities:			
Minority interest in subsidiaries	4	3	(5)
Equity in earnings of affiliates	(94)	(91)	(90)
(Income) loss on current investments other than cash and cash equivalents	-	(3)	1
Gain on holding of YPF S.A. shares	-	-	(33)
Equity in non-operating loss of Distrilec Inversora S.A.	-	-	15
Dividends collected from affiliates (Note 8.c)	65	85	68
Depreciation of property, plant & equipment	308	221	189
Amortization of other assets	3	3	2
Loss from sale of oil and gas areas	-	7	5
Income from assets exchange	(114)	-	-
Impairment of allocated purchase price related to CIESA	92	-	-
Loss from sale of Pampa del Castillo - La Guitarra area and Terminales Marítimas Patagónicas S.A.	30	-	-
Income from sale of S.E. San Antonio S.A.	-	(47)	-
Income from sale of Nortel Inversora S.A.	-	-	(254)
Reserves	(3)	(11)	(10)
Change in restoration and abandonment costs estimate	-	-	(18)
Other	7	(6)	(4)
Changes in assets and liabilities:			
Trade receivables	7	(32)	(89)
Other receivables	33	(36)	(10)
Inventories	22	(48)	(9)
Accounts payable	79	49	(41)
Payroll and social security taxes	3	2	(2)
Taxes payable	(33)	(36)	76
Other liabilities	141	(17)	(4)
Interest payable	12	(2)	40
	664	324	165
Collections from (Payments of) derivative instruments	-	76	(76)
Net cash provided by operations	664	400	89
Cash (used in) provided by investing activities:			
Net (increase) decrease in investments other than cash and cash equivalents	(29)	6	(24)
Acquisition of property, plant & equipment and interest in companies and oil and gas areas	(773)	(578)	(499)
Contributions and advances to unconsolidated affiliates	(35)	(8)	(52)
Redemption of irrevocable contributions	-	-	11
Increase in other assets	-	-	(3)
Sale of YPF S.A.'s shares	-	-	223
Sale of interest in companies and oil and gas areas	103	79	447
Net cash (used in) provided by investing activities	(734)	(501)	103
Cash provided by (used in) financing activities:			
Net increase in short-term debt	466	134	15
Payments of long-term debt	(476)	(354)	(447)
Increase in long-term debt	460	428	331
Net increase in loans to unconsolidated affiliates	-	-	(3)
Cash dividends paid	(65)	(66)	(64)
Third parties contributions to consolidated affiliates	-	-	5
Net cash provided by (used in) financing activities	385	142	(163)
Increase in cash	315	41	29
Cash and cash equivalents at beginning	257	216	187
Cash and cash equivalents at end	572	257	216

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1. Mergers with subsidiaries

a) Pecom Energia's merger with Refinería San Lorenzo S.A. and PASA S.A.

The Special Shareholders' Meetings of Pecom Energía S.A. ("Pecom Energía" or "the Company") and Refinería San Lorenzo S.A. ("Refisan"), held on September 18, 2000, and June 30, 2000, respectively, approved the merger agreement whereby Refisan would be merged with and into Pecom Energía. As a result of such merger, Pecom Energía's shareholders equity increased by $1 through the issuance of one Class B share of a par value of $1 and entitled to one vote, in exchanged of 5,100 shares of Refisan, which constitutes the minority interest.

The Special Shareholders' Meetings of Pecom Energía and PASA S.A., held on September 18, 2000, and August 30, 2000, respectively, unanimously approved the preliminary merger agreement whereby PASA S.A.would be merged with and into Pecom Energía.

On September 30, 2000, the final agreement of the above mentioned mergers was executed and it fixed June 30, 2000, as the effective date of the mergers for accounting purposes.

b) Pecom Energia's merger with Petrolera Patagónica S.A., Südelektra Argentina S.A. and Quintana Exploration Argentina S.A.

The Special Shareholders' Meetings of Pecom Energía, Petrolera Patagónica S.A., Südelektra Argentina S.A. and Quintana Exploration Argentina S.A, held on December 17, 2001, unanimously approved the merger agreement whereby the latter companies would be merged with and into Pecom Energía. The agreement fixed December 31, 2001, as the effective date of such merged for accounting purposes.

2. Basis of presentation

Pecom Energía's consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina ("Argentine GAAP"), and the regulations of the Argentine Securities Commission ("Comisión Nacional de Valores" or "CNV").

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's individual financial statements is required. Consolidated financial statements need only be included as supplementary information. For the purpose of this statement, individual financial statements have been omitted since they are not required by the Securities and Exchange Commission of the United States of America ("SEC").

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), Pecom Energía has consolidated line by line its balance sheets as of December 31, 2001, 2000 and 1999, and its statements of income and cash flows for the years then ended, with the financial statements of the companies in which it holds more than 50% of the voting interest.

All significant intercompany accounts and transactions have been eliminated in consolidation. The participation of minority shareholders in subsidiaries has been given effect in the consolidated statements under minority interest.

Once the Company has ceased to have a controlling interest in a company, it modifies the comparative financial statements retroactively, deconsolidating the investment and accounting for it by the equity method.

The data reflecting subsidiaries and affiliates is disclosed in Note 19.f).

b) Financial statements used for consolidation

For consolidation purposes, the Company has used annual or special financial statements of the subsidiaries as of December 31, 2001, 2000 and 1999, adapted to the reporting period of the parent company. The financial statements of subsidiaries have been prepared or adapted to accounting policies consistent with those applied by the Company to prepare its own financial statements.

c) Restatement in constant money

The consolidated financial statements comprehensively recognize the effect of purchasing power changes through August 31, 1995, by applying the restatement method in constant pesos instituted by Technical Resolution No. 6 of the FACPCE. Pursuant to General Resolution No. 272 of the CNV, as from September 1, 1995, the Company has discontinued the application of this method, maintaining the restatements recorded up to that date.

This method is accepted by Argentine GAAP so long as the change in the price index applicable to the restatement does not exceed 8% per annum. The variation in this index in each of the fiscal years ended since September 1, 1995, has been below 8% (see Note 17).

The amounts in the financial statements are stated in millions of pesos and millions of U.S. dollars, because the current exchange rate of US$1 = $1 was in effect for all years presented (see Note 4.a).

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company's direct interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Foreign currency translation:

The Company applies Technical Resolution No. 13 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

3. Hedging and other derivatives

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

Therefore, gains or losses from the hedging instrument are recognized symmetrically with gains or losses from the hedged item. Thus, income or loss from derivative instruments agreed to hedge a special risk associated with a recognized asset or liability item are deferred and recorded when the gain or loss generated by the hedged position occurs. If the instrument is intended to hedge the effect of a future transaction, gains or losses are deferred and recognized as follows: (i) for the cases in which the hedged foreseen transaction will lead to recognize an asset or liability, the changes are included in the initial asset or liability measurement upon recognition of the asset or liability, and are recognized in income or loss to the extent the hedged item affects the income statement, (ii) for all other foreseen transactions, the changes are recognized in income or loss for the year in which the hedged items affect the income statement. When it is determined that the transaction originally forecasted will not take place, income or loss deferred is recognized in the period in which such determination takes place. Premiums paid are booked as assets and are amortized over the term of the option.

The use of derivative financial instruments exposes the Company to credit risk, which is mitigated by having as counterparties in the transactions entities with an international credit rating higher than "A" granted by Standard & Poor's or "A2" by Moody's Investors Service. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payments agreements for such operations and the offsetting of collections and payments.

The main operations are as follows:

a) Hedge of produced crude oil price

The Company, as a producer of crude oil, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

Income (loss) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of December 31, 2001, the Company and its subsidiaries have oil hedge agreements for year 2002, where hedging prices and volumes vary according to WTI price. The hedging volume for WTI oil prices below 15US$/bbl is about 45,500bbl/d with a hedging price of about 17,6US$/bbl. For WTI prices equal to or above 15US$/bbl, the hedging price is about 18.9US$/bbl.

For year 2003, hedging structure is more flexible. For WTI prices below 20US$/bbl, the hedging price is 19.9US$/bbl and the hedging volume amounts to 50,000 bbl/d. For WTI prices equal to or above 20US$/bbl and below 21US$/bbl, the hedging price is 19.8US$/bbl and the hedging volume decreases to 25,000 bbl/d. For WTI prices equal to or above 21US$/bbl and equal to or below 27US$/bbl, coverage is not applicable. For WTI prices above 27US$/bbl, the hedging volume increases to 35,000 bbl/d and the hedging price is 25.8US$/bbl. The premiums paid amount to 11 and its impact was distributed among each reported price. Additionally, there are options with a contingent premium whose value depends on the WTI price. The value of such premiums payable varies from 0 to 7 for a WTI among 20US$/bbl and 27US$/bbl, respectively. For WTI prices equal to or below 20US$/bbl, the contingent premium is zero.

For the period from January 2003 through December 2005, the Company and its subsidiaries carry sold options for an approximate volume of 31.1 million barrels (an average of 28,300 bbl/d) at an average exercise price of 20.4US$/bbl.

The accrued portion of the hedge instruments used by Pecom Energía and its subsidiaries represented a loss of 155, 226 and 21 in the years ended December 31, 2001, 2000 and 1999, respectively.

The unpaid accrued portion of hedging instruments used by Pecom Energía and its susidiaries, as of December 31, 2001, is 6. In addition, the fair value of the beforementioned contracts would represent a credit available to counterparties in the amount of 65. This does not amount to a definite liability for Pecom Energía and it does not necessarily constitute an indicator of future expense. The assessment of the effects of these positions should include the hedged exposure, since any possible change in its value would be offset by the appropriate appreciation of the hedged risk.

b) Hedge of crude oil purchases for refining

The Company, in its operation in refining segment, uses a variety of derivative financial instruments to reduce the impact of potential price changes on crude oil purchases.

The gains (losses) arising from the use of these instruments to hedge crude oil purchases are accounted for as appropriate, as a higher or lower cost of inventory purchases with the subsequent effect on the cost of sales.

The accrued portion of hedge instruments used during the years ended December 31, 2001, 2000 and 1999, charged to income as a (lower) higher cost of sales or booked as a (lower) higher inventory amounted to 0, (19) and 1, respectively.

As of December 31, 2001, the Company sold options at an average exercise price of 16.4US$/bbl that, if exercised by the counterparties, will give rise to the obligation to purchase, at the exercise prices agreed, a volume of 2,000 bbl/d in 2002.

c) Hedge of interest rates and foreign exchange rates

The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates and to changes in foreign exchange rates, other than US dollars.

As of December 31, 2001, the hedging instruments are as follows:

- Cross currency interest rate swap, in order to convert its total Italian lira debt into US dollars at a rate of 1,695 Italian lira per US dollar, and the floating Italian lira interest rate to a fixed US dollars rate of 8.3975% per annum (See Note 10.a).

- Agreement for the purpose of hedging Class C notes exposed to fluctuations in the LIBOR rate, fixes the rate at 7.93% per annum.

- Cross currency interest rate swap, in order to have protection with respect to interest rate and foreign exchange rate of debt in yens, converting such debt into US dollars at a rate of 113.94 yens per US dollar with a floating interest rate (LIBOR), for a face value of 90, and with a fixed interest rate of 7.5%, for a face value of 20.

- Hedging instruments for foreign exchange rate risk relative to prefinancing of exports in yens, at a rate of 122.1 yens per US dollar, for a face value of 26.

- Hedging instruments for foreign exchange rate risk relative to debt in bolivares at a rate of 839 bolivares per US dollar, for a face value of 33.

d) Other derivatives

The Company has entered into forward sales of US dollars in exchange for Argentine pesos for the purpose of taking advantage of arbitrage opportunities. As of December 31, 2001, the face value of these contracts amounts to 18 at a rate of 1.115 pesos per US dollar. In the year 2001 the related accrued gains from these forwards totalized 12.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each year, including accrued interest, if applicable. As of December 31, 2001, they were converted at Ps. 1= US$ 1 rate, the exchange rate effective on the last day before foreign-exchange transactions were suspended (December 23, 2001), in accordance with the provisions of Resolution MD No. 1/02 of the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) and of Resolution No. 392 of the CNV. The summary of accounts denominated in foreign currency is disclosed in Note 19.d). Exchange differences are credited or charged to income.

b) Inventories:

Crude oil stock: at reproduction cost, including gain (loss) from hedging instruments.

Materials: of high-turnover, at replacement cost; low-turnover materials of minor significance, at the last purchase price.

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable.

Timber: at current values, recognizing organic growth. The valuation of the natural growth of plantations was made taking into account the following stages:

- 1st Stage-Young plantings: valued at incurred cost, increased by an annual growth rate determined on the basis of the historical average growth of the Company's plantations.

- 2nd Stage-Mature plantings: valued separately, at market price less a 10% profit margin and the related felling, loading, freight and other related costs.

Forestry products: at replacement or reproduction cost, as applicable.

Farming products: a) seeding: at production cost.
b) livestock and cereals: at net realizable value.

The carrying amount of these assets does not exceed their recoverable value.

Timber and livestock that need more than one year from the date of the balance sheet to reach commercial status have been classified as non-current inventories.

c) Investments:

Listed government securities:

- Available for sale: at market value at the end of each year, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income.

- Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis. As of December 31, 2001, the market value of these securities amounted to 3 and their book value amounted to 6.

Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for a carrying value of 4 and a market value of 2. Such decree established that national and provincial debt in the form of government securities could be voluntarily converted into loans or federal bonds guaranteed by tax revenues. Should the Argentine Government not settle such securities duly and timely, creditors may offset unpaid balances against the tax obligations arising from the taxes used as a guarantee. As of the date of these financial statements, the formalities of the conversion process had not been officially established.

Certificates of deposit, unlisted government securities and loans to affiliates: at face value plus accrued interest.

Investments in mutual funds: at the Company's interest on the funds net assets, valued at market prices at the end of each year.

Shares — Participation in affiliates:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company's equity in affiliates, the Company has used annual or special financial statements from affiliates as of December 31, 2001, 2000 and 1999, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments. Equity in earnings of affiliates connected with events or transactions entered into as part of the normal course of business, although unusual in nature, are excluded from the determination of operating income and are disclosed as Other income (expenses)-net.

At the effectiveness of Law No. 25,063, dividends in cash and in-kind received by the Company for its investments in other companies in excess of the accumulated taxable income held by them upon its distribution will be subject to a 35% withholding income tax as sole and final payment.

As of December 31, 2001, the Company has not booked a charge for this tax because it estimates that dividends arising from equity method investees will not exceed taxable income.

The Company follows the policy of providing allowances for losses on its investments whenever recoverability becomes doubtful.

Shares — Other:

Perez Companc S.A.'s shares, acquired for the purpose of hedging mentioned in Note 14.b), at their listed price on the reference market at the end of the year.

Other shares, at acquisition cost or recoverable value, whichever is lower.

d) Property, plant & equipment:

At acquisition cost less related accumulated depreciation.

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the unit of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves, as estimated by the Company. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs are taken into account in determining amortization and depreciation rates, according to the units of production method.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2001, 2000 and 1999, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Oil and gas producing properties are regularly assessed for possible impairment on a field-by-field basis. The Company reviews its long-lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, the Company compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

The Company's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The carrying value of property, plant & equipment, taken as a whole, does not exceed its recoverable value.

e) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company's commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required. For oil and gas production properties, a provision is made through depreciation expenses for anticipated abandonment and restoration costs at the end of the property's useful life.

The Company records the gross amount of its liability based on its best estimate of future costs, using currently available technology and applying current regulations as well as the Company's own internal environmental policies.

f) Income tax, tax on minimum presumed income and royalties:

The Company follows the method of accruing income tax payable applying the effective statutory tax rate to the year's taxable income without considering temporary differences between the accounting and taxable income.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

Within the framework of Law No. 25,414, the Competitiveness and Employment Generation Agreement for the Chemical and Petrochemical industry was approved by Decree No. 1436/2001. Under such agreement, the Company obtained a 50% relief from tax on minimum presumed income.

As stated in Note 17.e), the negative impact arising from the exchange differences caused by the peso's devaluation on Pecom Energía's liability foreign-currency position, coupled with the uncertainty of the current Argentine economic conditions, negatively affected the recoverability expectations for the tax on mimimum presumed income credit. Therefore, the Company decided to expense the deferred balance of 47, disclosed under "Income tax" of the statement of income.

For the operations in Argentina, Venezuela, Peru and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 30% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and as from January 1, 2001, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

In the year ended December 31, 2001, the Company estimated a consolidated income tax charge in the amount of 14.

As of December 31, 2001, the Company has a consolidated tax loss carryforward that, calculated at the effective rate, represents a contingent asset of approximately 143, that may be applied to offset future taxable income in the amount of 22, 20 and 24 up to 2002, 2003 and 2004, respectively and 77 beyond 2004.

Law No. 25,239 and its Administrative Order No. 1,037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 22.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (See Note 19.e).

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company will pay the provinces of Neuquén and Río Negro, as from August 2003, hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

g) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company's management based on the opinion of the Company's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company's business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of Management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 11.

h) Minority interest in subsidiaries:

Minority interest in the consolidated balance sheets and in the consolidated statements of income and cash flows reflects the minority owners' share of shareholders' equity, results of operations and capital transactions, respectively, in subsidiaries.

i) Additional paid-in capital on sales of own stock:

The additional paid-in capital on sales of own stock, disclosed in the statement of changes in shareholders' equity, represents the difference between the selling price and the respective acquisition cost of Company's shares.

j) Revenue recognition:

Revenues are recognized when products are shipped or services are rendered and the risk of loss has been transferred to the customer.

k) Financial income (expense) and holding gains (losses):

The Financial income (expense) and holding gains (losses) account discloses the following items, as detailed in Note 10:

- Nominal interest income and expenses.

- Holding gains (losses) on revaluation of inventories at replacement cost and income (expenses) resulting from traslation of operations in foreign countries.

- The difference in the market value of temporary investments in securities.

5. Oil and gas areas and participation in joint ventures

As of December 31, 2001, the Company and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 19.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 19.h).

The production areas in Argentina and Peru indicated in Note 19.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. ("PDVSA") owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement. In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos ("Y.P.F.B.") with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$5.17 per barrel as of December 31, 2001, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$17.14 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas will be paid a fee for the operation services rendered, which will cover the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that will cover investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Assets exchange

In February 2001, the Company concluded an asset exchange, which had economic effects as from January 1, 2001, including the conveyance to the Company of interests in the Santa Cruz I (30%) and Santa Cruz II (62.2%) joint ventures. In exchange, the Company and its subsidiary, Perez Companc International S.A., conveyed their 50% interest in the Manantiales Behr and Restinga Alí areas, together with the 40.5% holding in Andina Corporation, holder of 50% of Empresa Petrolera Andina S.A. (Bolivia). In May 2001, the Federal Anti-trust Board approved such procedures. This transaction generated an income of 114.

Tinaco exploration block award

In June 2001, within the framework of the bidding process for gas areas called by the Government of Venezuela, the Company was awarded, through its subsidiary Perez Companc de Venezuela S.A., Tinaco exploration block. Such block is adjacent to San Carlos block. The offer submitted includes a 200-kilometer 2D seismic study within a period of four years. Should the commercial development of the area be obtained, royalties of 23.21% will be paid.

Acquisition of the interest in Block 18

In June 2001, the Company acquired 100% interest in Ecuadortlc S.A., the company which owns 70% of Block 18. Such block is an exploration area located in the northeast of Ecuador, which has a significant light crude oil potential. Currently, the block is in the exploration stage, which ends August 2002. The initial concession period for Block 18 will last twenty years as from the approval of the Development Plan by Ecuador's Energy and Mining Department. The price of the stock has been temporarily set at 52 and will be adjusted according to the royalty percentage to be established by Petroecuador for future exploitation of the area. Additionally, the Company paid off debt for 40 on behalf of Ecuadortlc S.A.

Sale of the Pampa del Castillo-La Guitarra field and equity interest in Terminales Marítimas Patagónicas S.A.

Pursuant to the Company's strategic objective of concentrating its oil and gas activities in Argentina in the Neuquina and Austral basins, the Company sold – in October 2001 – the operating rights over the Pampa del Castillo-La Guitarra field as well as its 13.79% equity interest in Terminales Marítimas Patagónicas S.A. The overall price for these transactions jointly was set at 103, which represented a loss of 30.

Investment commitments

The Company operates under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of December 31, 2001, are approximately 28 through 2005.

6. Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the year ended December 31, 2001, were made mainly to Petróleos de Venezuela S.A., Repsol-YPF Trading y Transporte S.A., Petroperú Petróleos del Perú S.A., Petrobras and EG3 S.A., and represented about 13%, 6%, 6%, 4% and 3%, respectively, of sales for the year, before computing any gain (loss) from hedging transactions.

Sales for the year ended December 31, 2000, were made mainly to Petróleos de Venezuela S.A., Petrobras, Petroperú Petróleos del Perú S.A. and Repsol-YPF Trading y Transporte S.A., and represented about 11%, 8%, 8% and 3%, respectively, of sales for the year, before computing any gain (loss) from hedging transactions.

Sales for the year ended December 31, 1999, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A, Petrobras, Shell C.A.P.S.A. and Exxon, and represented about 8%, 7%, 5%, 4% and 4%, respectively, of sales for the year, before computing any gain (loss) from hedging transactions.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories

	2001		2000		1999	
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Crude oil stock	5	-	14	-	13	-
Materials	63	1	47	1	45	1
Farming and forestry products	14	12	18	13	18	13
Timber	2	84	2	79	2	63
Work in progress and finished products - electricity	8	-	13	-	11	-
Work in progress and finished products - refining and petrochemical	59	-	73	-	49	-
Prepayments to vendors	5	-	3	-	2	-
	156	97	170	93	140	77

8. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of December 31, 2001, 2000 and 1999 and for the years then ended, are as follows:

a. *Investments*

	2001		2000	1999
	Cost	Book value	Book value	Book value
Current Investments				
Government securities	-	-	8	-
Certificates of deposit	11	11	200	191
Mutual Funds	520	520	26	27
Loans to unconsolidated affiliates (Note 15)	9	9	10	13
Other	-	-	3	6
	540	540	247	237
Noncurrent Investments				
Government securities	20	20	8	20
Shares - Perez Companc S.A. (1)	15	12	6	-
Loans to unconsolidated affiliates (Note 15)	31	31	34	31
Loans	63	63	44	22
Equity in affiliates (Note 19.b)	991	1,011	1,159	1,143
Other	1	1	6	2
	1,121	1,138	1,257	1,218

(1) See Note 14.b).

b. Equity in earnings of affiliates (1)

	2001	2000	1999
Cerro Vanguardia S.A.	8	2	7
Cia. de Inversiones de Energía S.A.	17	21	36
Citelec S.A.	9	9	5
Distrilec Inversora S.A.	24	23	21
Empresa Boliviana de Refinación S.A.	3	1	-
Enron de Inversiones de Energía S.C.A.	2	3	-
Oleoductos del Valle S.A.	5	8	9
Pecom Agra S.A.	7	1	2
Petrolera Perez Companc S.A.	4	6	3
Refinería del Norte S.A.	3	3	-
Transportadora de Gas del Sur S.A.	5	6	1
Yacylec S.A.	3	2	2
Other	4	6	4
	94	91	90

(1) Equity in non-operating earnings of affiliates are exposed in Other (expenses) income, net.

c. Dividends collected from affiliates

	2001	2000	1999
Citelec S.A.	7	7	-
Cia. de Inversiones de Energía S.A.	16	14	43
Distrilec Inversora S.A.	24	10	7
Oleoductos del Valle S.A.	3	8	8
Pecom Agra S.A.	2	5	-
Cerro Vanguardia S.A.	-	7	-
S.E. San Antonio S.A.	-	17	-
Transportadora de Gas del Sur S.A.	5	5	-
Petrolera Perez Companc S.A.	3	3	-
Yacylec S.A.	3	2	2
Other	2	7	8
	65	85	68

I. Interests in unconsolidated affiliates with transfer restrictions:

a) Distrilec Inversora S.A. ("Distrilec"):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. ("Edesur") only with the approval of the ENRE (Federal Power Regulation Authority).

The rates of Edesur, as well as of the companies indicated in sections b) to d) of this note, had been determined in U.S. dollars and were adjusted under the terms provided in the contract.

Subsequent to year-end, Public Emergency Law N° 25,561 was enacted and provided for, among other measures, the de-dollarization and the elimination of indexation clauses of utility rates, as described in Note 17.e).

b) Cía. de Inversiones de Energía S.A. ("CIESA"):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. ("TGS") may not sell over 49% of their shareholdings without the prior authorization of the regulatory agency.

In view of the effects of the peso's significant devaluation on CIESA's financial foreign-currency liability position, and the uncertainty of its income projections due to the new economic measures, the Company considered it appropriate to charge to expense the CIESA acquisition value exceeding the related book value, which implied recognizing a loss of 92, disclosed under "Other (expenses) income, net" account in the income statement.

The excess value mentioned above was determined in 1996 after successive acquisitions by which the Company obtained an additional 25% equity interest in CIESA.

c) Compañía Inversora en Transmisión Eléctrica Citelec S.A. ("Citelec"):

In its capacity as a shareholder of Citelec, the Company may not modify or sell its equity interest in the aforesaid company in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. ("Transener") nor sell its Class "A" shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

In addition, prior to August 2002, Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A. After that date, prior approval by the ENRE will be required.

d) Yacylec S.A. ("Yacylec"):

Yacylec's shareholders may only sell fully or partially their Class B shares, after the first secured transaction terminates on such shares given in collateral for loans taken by Yacylec from the International Finance Corporation of 7 and from Banco Exterior de España S.A. and Banco de Crédito Italiano of 4 each of them, in any cases with prior authorization of the ENRE.

e) Cerro Vanguardia S.A. ("Cerro Vanguardia"):

The shares of Cerro Vanguardia are pledged to secure the syndicated loan agreement between such company and a syndicate of financial institutions led by The Chase Manhattan Bank in the amount of US$135 million, which was entered into to finance the construction of the mineral benefits plant, infrastructure investments and operating expenses.

Under the terms of the syndicated loan, until the obligation is fully repaid, the Company and the Añglo Gold Group agree to keep (either individually or collectively) a direct or indirect share in the capital stock of Cerro Vanguardia of at least 51% and the Anglo Gold Group undertakes to keep at least a 25.5% equity interest in Cerro Vanguardia.

II. *Enecor S.A.*

Enecor S.A.'s shareholders are precluded from changing or selling the majority shareholding (Class "A" shares) until June 2003. During such period, only the Class "B" shares may be sold, in part or in full. Any share transfer requires prior approval by the ENRE.

III. *Interest in Oleoducto de Crudos Pesados Ltd. ("OCP") in Ecuador*

Through its subsidiary Perez Companc International S.A., the Company became shareholder of OCP, a company organized to build and operate a heavy crude oil pipeline in Ecuador, holding a 15% interest. The pipeline, which operation might start in 2003, will have a transportation capacity of 450,000 barrels per day. As to the future exploitation of Block 31, the Company has entered into an agreement with OCP for the transportation of 80,000 oil barrels per day.

9. Pichi Picún Leufú Hydroelectric Complex ("the Complex")

The Company has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, the Company accrued an income of 8.

Pecom Energía granted a bank guarantee in the amount of 25 to secure reimbursement of the amount received as described above, in the event that the concession granted to the Company has to be terminated for failure to comply with contractual duties.

10. Financing

The detail of debt as of December 31, 2001 2000 and 1999, is as follows:

	2001		2000		1999	
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Financial institutions	756	208	374	173	203	224
Investment agreement with I.F.C.	24	76	10	64	39	-
Debt with IIC	-	-	5	-	5	4
Syndicated loan	-	-	300	-	-	200
Notes	473	1,119	36	1,173	36	1,175
	1,253	1,403	725	1,410	283	1,603

Global Programs of nonconvertible notes

a) US$1.2 billion program

As of December 31, 2001, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company:

- Class D, for US$300 million, at a 9% fixed annual rate, payable in a single installment in January 2004.

- Class E, for US$177 million, in Italian liras at a three-month Euro Lire LIBOR plus 1.65% per annum, with maturity in a single installment in April 2002 (see cross currency interest rate swap in Note 3.c). In October 2001, the Company partially repurchased Class E notes, for a face value of US$ 4 million. This was approved by Pecom Energia's Board of Directors on November 5, 2001.

- Class F, for US$400 million, at a price of 99.918%, with a 8.125% fixed annual rate payable in a single installment in July 2007.

b) US$1 billion program

The Regular Shareholders' Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to US$1 billion equivalent of notes outstanding at any time (Negotiable Obligations under Argentine law). The program which will be in effect for 5 years allows for issuance of notes which will have maturities of not less than 30 days, in any of a number of specified currencies, at a fixed interest rate, variable interest rate or zero coupon basis. Unless otherwise provided in the terms of the notes, the notes to be issued will rank pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company. Subject to certain exemptions described in the Indenture, the Company shall not secure or give special guarantees over subsequent indebtedness, unless at the same time the notes under the Indenture are secured equally and ratably.

As of December 31, 2001, the following classes were outstanding under this program:

- Class B, for US$200 million, issued at a price of 99.301%, with a 9% fixed annual rate, payable in a single installment in May 2006.

- Class C, for US$220 million, with the last maturity in July 2005, which will be amortized quarterly as from 2004. Class C notes shall accrue interest at LIBOR plus 2.5% for the first year, 2.75% for the second year and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93% (see Note 3.c). Should the Argentine government impose restrictions on transfers of US dollars or render the Argentine currency unit non-convertible into US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company's choice. In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement. Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt. In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15US$/bbl. As regards the Company's exposure to the price of WTI, the effect of the above is economically and financially neutral.

- Class D, for US$157 million, at LIBOR plus 3.50% annual rate, payable in a single installment in November 2002.

c) US$200 million program

As of December 31, 2001, under the global medium-term program issued originally by PASA, a serie for US$97 million is outstanding at a 7.875% fixed annual interest rate, payable in a single installment in August 2002.

The Company's Regular Shareholders' Meeting held on April 9, 2001, provided for the settlement of this program so that only the effective issue will be maintained.

The proceeds from all issuances outstanding as of December 31, 2001, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances outstanding as of December 31, 2001, 2000 and 1999, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within "Other receivables" account.

Financing of the Genelba Electric Power Generation Plant

The investment was partially financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. The loans may be prepaid at any time at the Company's option. As of December 31, 2001, the amounts outstanding from the financing of the plant were US$98 million, of which US$29 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

Loan from International Finance Corporation ("IFC") to Innova S.A. ("Innova")

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, the Company guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, the Company, directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova's common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

Cross-default clauses

The Company's corporate bond programs, as well as certain loan agreements, include cross-default clauses whereby the trustee or creditor bank, as the case may be, may declare all the principal outstanding due and payable, in the event that the Company does not settle any indebtedness when due, provided that at the time such unsettled indebtedness exceed a certain amount in absolute values, which ranges from US$ 10 million to US$ 25 million, or, in relative terms, one per cent of shareholders' equity.

Long-term debt as of December 31, 2001, is made up of the following:

Type	Amount	Currency	Annual interest rate
Financial institutions	25	US$	Libor+ 0.125
	27	US$	Libor+ 1.75
	30	Yens (1)	Libor+ 2.2
	25	US$	Libor+ 2.25
	20	US$	Libor+ 3.505
	20	Yens (1)	Libor+ 2
	20	Yens (1)	Libor+ 1.625
	16	US$	Libor+ 0.75
	15	Yens (1)	Libor+ 1.50 to 2
Investment agreement with IFC	68	US$	Libor+ 3.25
	8	US$	Libor+ 2.125
Notes			
1997 Series Class D	300	US$	9.00
1997 Series Class F	400	US$	8.13
1999 Series Class B	199	US$	9.00
2001 Series Class C	220	US$	7.93
Other	10		
	1,403		

(1) See Note 3.c).

The maturities of long-term debt as of December 31, 2001, 2000 and 1999, are as follows:

	2001	2000	1999
From 1 to 2 years	149	352	307
From 2 to 3 years	484	68	311
From 3 to 4 years	122	332	20
From 4 to 5 years	224	22	330
Over 5 years	424	636	635
	1,403	1,410	1,603

Financial income (expense) and holding gains (losses) which include the financial cost of debt, are as follows:

	2001			2000			1999		
	Generated by			Generated by			Generated by		
	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Interest	29	(216)	(187)	40	(186)	(146)	35	(161)	(126)
Exchange differences	37	(39)	(2)	-	-	-	-	-	-
Taxes on indebtedness	-	(8)	(8)	-	(15)	(15)	-	(17)	(17)
Other financial income (expense), net	1	(10)	(9)	4	(6)	(2)	8	(5)	3
Holding gain	-	-	-	6	-	6	6	-	6
	67	(273)	(206)	50	(207)	(157)	49	(183)	(134)

11. Contingencies and environmental matters

a) Stamp Tax Contingency

During 1998, the Company received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Santa Cruz and Chubut with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention). However, more recently, in March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, whereby TGS expects the requests made by the Provinces of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution.

Company's management fully agrees with the unanimous rejection of these misguided rulings expressed by authoritative legal sources and will disallow the notices it has received on the basis of its belief that it was not subject to stamp tax. However, the Company will take every step necessary to avoid payment under these claims by the Provincial Tax Bureaus to eliminate this contingency.

The Company availed itself of the benefits under Decree No. 786/98 of the Province of Neuquén, and paid the tax obligations owed to tax authorities of such province at a reduced tax rate, no fines or interest being paid, thereby committing itself to the payment of stamp tax in relation to similar transactions in the future. The Company expect to reach similar agreements with the other provinces and without significant effects on the Company's financial position and the results of its operations.

b) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. The Company and its subsidiaries, have not incurred any material pollution liabilities as a result of its operations to date, and the Company believes that its current operations are in material compliance with applicable environmental requirements as these are currently interpreted and enforced. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had a material adverse impact on the Company's business.

The Company's management has produced policies, objectives and procedures relating to environmental care and control that are mandatory for its subsidiaries. Mandatory compliance with all applicable environmental legislation and rules is set out as a paramount principle in these policies. The Company and its major subsidiaries and affiliates have specialized environmental management departments that conduct studies and monitor compliance with the Company's policies.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide, and it retains a leadership position. In addition, the Company has obtained certifications in Quality (ISO 9001) and Occupational Health and Safety (IRAM 3800/OHSAS 18001).

The Company applies integrated quality, environmental protection and occupational health and safety management systems to coordinate efforts in the areas it operates or controls, and to measure compliance with Company's strategies and objectives.

c) TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro and Santa Cruz, for an approximate amount of 739 (including interests and penalties) with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

With regard to the inquiries made by the Provinces of Río Negro and Santa Cruz, the Federal Supreme Court granted the precuationary measure filed by TGS whereby it ruled that such provinces must give up any proceeding to collect stamp tax until the Court rules on the legitimacy of the provincial claim.

TGS's management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS's management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Agentine government. As regards the remaining assessments, TGS's management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in the interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d) *TGS rate adjustment*

As per the terms and conditions of the Concession Agreement, TGS may increase on a half-year basis the rates in accordance with the changes in the US Product Price Index ("PPI"). In January 2000, ENARGAS, TGS and other gas transportation and distribution companies agreed to defer the PPI adjustment related to the first half of 2000. Decree No. 669 was issued in August 2000, providing that: (i) the adjustment related to the first half of 2000 could be billed retroactively; and (ii) any PPI future adjustment should be deferred to July 2002. Decree No. 669 allowed TGS to bill the latter adjustment to its customers as from July 2002. Such decree also enabled TGS to bill its customers a compensatory interest for the deferral in the transfer of PPI adjustments.

In August 2000, the rate adjustment for the first half of 2000 (as indicated in Decree No. 669) was suspended by a court order on the basis that it was not in accordance with Convertibility Law. In addition, ENARGAS advised TGS that it had to accept the ruling and maintain the rates at the values effective during the first half of 2000 until a definitive ruling is issued. In October 2001, the Apellate Court confirmated the precautory measure, until a judgement is passed on substantive matters. TGS filed against that decision an extraordinary appeal with the Federal Supreme Court of Justice, tending to reverse the precautory measure.

In January 2002, Public Emergency and Exchange System Reform Law No. 25,561 was enacted (see Note 17.e). This Law forbids agreements executed by the Federal Administration, including public works and services, to include foreign currency adjustments and indexing provisions based on foreign-country price indexes or any other indexing mechanisms. Rates were thus fixed in pesos at the Ps. 1= US$ 1 exchange rate, the Federal Executive being empowered to renegotiate public utilities agreements. Furthermore, in February 2002, Decree No. 293/02, issued pursuant to the above law, set a 120-day term to carry out such renegotiation.

In view of the current circumstances, TGS Management decided to change the accounting treatment applied through September 30, 2001, to the adjustments TGS was owed due to the PPI changes that occurred since January 2000. Therefore, TGS decided to reverse revenues booked in 2000 and 2001, which amounted to 18 and 30, respectively.

The new accounting method adopted does not entail TGS surrendering the rights and remedies expressly afforded to it by the Regulatory Framework. The above rights shall be upheld and exercised in all administrative or court proceedings to which TGS will resort to such end, even within the renegotiation process mentioned in Law 25,561.

e) Warranties given

As of December 31, 2001, guarantees and collaterals, which are not disclosed in previous notes, amounts to 30.

f) Reserves for contingencies

The movements of reserves for contingencies were as follows:

Account		2001 Balances at beginning	2001 Net increase (decrease)		2001 Balances at end
Deducted from assets:					
For doubtful accounts		16	3	(1)	19
Materials' obsolescence		-	2	(2)	2
	2001	16	5		21
	2000	11	5		16
	1999	2	9		11
Included in liabilities:					
Labor and commercial contingencies		15	-		15
Provincial taxes		10	(5)	(3)	5
	2001	25	(5)		20
	2000	38	(13)		25
	1999	49	(11)		38

(1) Increase of 6 and a decrease of 3 due to utilization.
(2) Increase booked in Other operating income, net.
(3) Decrease of 2 due to utilization and reversal of 3.

12. Capital stock and restrictions on unappropriated retained earnings

As of December 31, 2001, the Company's capital stock totaled 779, fully subscribed, issued, paid-in, registered and authorized for public trading.

Changes in capital stock in the last three fiscal years:

	December 31,		
	2001	2000	1999
Common stock - face value $	1	1	1
Class A: 5 votes per share	-	-	-
Class B: 1 vote per share	779	779	779
	779	779	779

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until the reserve reaches 20% of capital stock. After the Regular Shareholders' Meeting's decisions of April 9, 2001, the Company's legal reserve amounted to 20% of the capital stock. The Company is restricted from distributing the legal reserve as a dividend.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

13. Other receivables, other liabilities, other operating (expense) income, net and other (expenses) income, net

	2001		2000		1999	
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
a) <u>Other receivables</u>						
Joint ventures	15	-	7	-	6	-
Related companies (Note 15)	2	-	3	-	5	-
Dividends to be collected	2	-	4	-	-	-
Tax credits	52	48	106	28	78	24
Advisory services to other companies	4	-	6	-	7	-
Receivable from the sale of SESASA	12	9	9	12	-	-
Premium and derivatives anticipated payments	-	11	12	11	75	-
Prepayments	-	-	-	-	15	-
Projects	1	-	5	-	5	-
Prepaid expenses and interests	17	9	11	6	7	8
Other	60	16	51	17	49	12
	165	93	214	74	247	44

b) Other liabilities	2001 Current	2001 Noncurrent	2000 Current	2000 Noncurrent	1999 Current	1999 Noncurrent
Unified Fund - Basic price of electric power (Note 9)	-	17	-	25	-	25
Sale of capital fees (1)	36	73	-	-	-	-
Related companies (Note 15)	3	-	14	-	-	-
Accrual for expenses	5	-	5	-	3	-
Payable for purchase of companies	101	-	1	101	-	101
Joint ventures	3	-	11	10	4	13
Other	53	2	13	2	15	12
	201	92	44	138	22	151

(1) In December 2001, the Company, through its subsidiaries Perez Companc de Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Services Agreement (see Note 5), in the amount of US$ 120 million. Capital fees assigned will be settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 28, 2002. This transaction, net of the discount made at LIBOR plus 2.75%, represents 109 in cash provided. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additonal capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned services agreement.

c) Other operating income, net	2001	2000	1999
Advisory services to other companies	26	24	30
Idle facilities	(5)	(4)	(1)
Expropriation claims	-	-	4
Change in restoration and abandonment costs estimate	-	-	18
Other	(5)	(7)	(9)
	16	13	42

d) <u>Other (expenses) income, net</u>

	2001	2000	1999
Income from assets exchange	114	-	-
Impairment of allocated purchased price related to CIESA (Note 8.I.b)	(92)	-	-
Income (loss) from sale of:			
Pampa del Castillo-La Guitarra y Terminales Marítimas Patagónicas S.A.	(30)	-	-
Servicios Especiales San Antonio S.A.	-	47	-
Nortel Inversora S.A.	-	-	254
Equity in non-operating loss of Distrilec Inversora S.A.	-	-	(15)
Taxes on bank transactions	(7)	-	-
Impairment of assets	(2)	-	-
Reversal of reserves	3	11	3
Restructuration	-	(2)	(10)
Renegotiation of agreements	-	6	-
Other, net	1	(2)	(5)
	(13)	60	227

14. Contribution, benefit pension and stock option plans

a) Contribution and benefit pension plans

- *Defined contribution plan:*

The Company sponsors a defined contribution plan that applies to all employees of Pecom Energía with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. As from January 2002, Pecom Energía has suspended this benefit due to the uncertainties posed by the Argentine economic conditions, as detailed in Note 17.e).

- *Defined benefit pension plan:*

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees. Perez Companc Foundation is the administrator of the fund. Assets of the fund are invested primarily in government treasury bonds, corporate bonds, mutual funds and time deposits.

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the years ended December 31, 2001, 2000 and 1999, the Board of Directors did not make use of this power. The Company charges to expenses its contributions to the fund.

b) Stock option plan

The Board of Directors of the Company approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors approved the Plans for year 2001 ("2001 Plan") and for year 2000 ("2000 Plan") focused on senior officers of the Company.

Both plans consist in granting the right to exercise certain options to receive Perez Companc S.A. shares or its cash equivalent at market, as described below:

2001 Plan

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of shares on the New York Stock Exchange ("NYSE") during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares ("appreciation rights").

   Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004.

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i. 3,171,137 options to receive the value arising from the positive difference between the average listed price of shares on the NYSE during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares ("appreciation rights").

   Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003.

ii. 352,347 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from May 29, 2004 ("full value").

   Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the excercise periods and adjusted in accordance with the listed price of the share.

To cover the share appreciation risk, the Company acquired 9,483,623 shares of Perez Companc S.A.

15. Balances and transactions with related companies

The outstanding balances as of December 31, 2001, 2000 and 1999, from transactions with related companies are as follows:

	2001					
	CURRENT					NONCURRENT
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Investments
Empresa Boliviana de Refinación S.A.	9	-	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	1	-	-
Cía. de Inversiones de Energía S.A.	-	-	-	-	3	-
Cerro Vanguardia S.A.	-	-	-	-	-	31
Transportadora de Gas del Sur S.A.	-	-	-	3	-	-
Refinería del Norte S.A.	-	1	1	2	-	-
Other	-	-	1	-	-	-
Total	9	1	2	6	3	31

	2000					
	CURRENT					NONCURRENT
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Investments
Empresa Boliviana de Refinación S.A.	10	-	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	1	-	-
Cerro Vanguardia S.A.	-	-	-	-	-	34
Transportadora de Gas del Sur S.A.	-	-	-	2	-	-
Petroquímica Cuyo S.A.	-	1	1	-	-	-
Refinería del Norte S.A.	-	-	1	2	-	-
Coroil S.A.	-	-	-	-	14	-
Other	-	-	1	-	-	-
Total	10	1	3	5	14	34

	1999				
	CURRENT				NONCURRENT
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Investments
Empresa Boliviana de Refinación S.A.	11	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	2	-
Cerro Vanguardia S.A.	-	-	-	-	31
Petrolera Perez Companc S.A.	-	-	-	2	-
Refinería del Norte S.A.	-	2	1	1	-
S.E. San Antonio S.A.	2	-	2	5	-
Estimulaciones y Empaques S.A.	-	-	-	2	-
Other	-	2	2	1	-
Total	13	4	5	13	31

The Company has purchase and sale transactions with its affiliates. All the transactions with affiliates are made in the ordinary course of business and on market terms. The principal transactions with affiliates for the years ended December 31, 2001, 2000 and 1999, were as follows:

	2001		2000		1999	
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	9	-	7	-	11	-
Transportadora de Gas del Sur S.A.	48	-	17	-	17	-
Petrolera Perez Companc S.A.	-	-	20	-	25	-
Petroquímica Cuyo S.A.	-	4	-	4	-	1
Refinería del Norte S.A.	17	-	17	3	15	8
Servicios Especiales San Antonios S.A.	-	-	-	-	15	-
Terminales Marítimas Patagónicas S.A.	2	-	1	-	2	-
Total	76	4	62	7	85	9

16. Business segment and geographic consolidated information

The Company determined its operating segments based on differences in the nature of their operations. The composition of segments and measure of segment results are consistent with that used by the Company's management in making strategic decisions.

The Company's business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, hydrocarbons marketing and transportation, refining, petrochemical and electricity.

The Oil and Gas Exploration and Production segment is the core of the Company's business. It is composed of Pecom Energía's directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Pecom Energía's operations in Refisan, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Pecom Energía's operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes own operations of hydrocarbons trading and liquids processing, and its interests in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A., Oleoducto de Crudos Pesados Ltd. and Terminales Marítimas Patagónicas S.A. (See Note 5).

The Electricity segment includes Pecom Energía's operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interests in Conuar S.A., FAE S.A., Edesur S.A. (through Distrilec Inversora S.A.), Transener S.A. (through Citelec S.A.), Enecor S.A. and Yacylec S.A.

The Company's operations also cover mining, agriculture, cattle raising and forestry, which have been grouped under "Other investments". Assets and operating income which could not be identified with any business segment, discontinued operations and inter-segments eliminations were grouped under "Corporate, Other Discontinued Investments and Eliminations".

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices. The Company assesses the performance of its business segments by taking operating income as a reference. The following items have not been included in operating income: financial income (expense) and holding gains (losses), other income (expense), net, income tax and minority interests in subsidiaries.

The following information shows total assets and operating income for each of the business segments identified by the Company's management. Affiliated sales are not segregated because they are made at market prices.

Total assets	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
2001	3,169	257	535	324	874	343	692	6,194
2000	2,358	258	578	400	868	330	701	5,493
1999	1,965	261	538	390	881	326	631	4,992

2001	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Statement of income								
Net sales	891	357	393	38	164	49	(238)	1,654
Costs of sales	(534)	(322)	(324)	(28)	(113)	(43)	234	(1,130)
Gross profit	357	35	69	10	51	6	(4)	524
Administrative and selling expenses	(76)	(27)	(43)	(2)	(7)	(9)	(65)	(229)
Exploration expenses	(19)	-	-	-	-	-	-	(19)
Equity in earnings of affiliates	6	6	-	31	36	15	-	94
Other operating income (expense), net	(2)	(6)	1	8	19	(3)	(1)	16
Operating income (loss)	266	8	27	47	99	9	(70)	386

2000	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Statement of income								
Net sales	719	335	395	35	158	56	(152)	1,546
Costs of sales	(408)	(302)	(305)	(28)	(108)	(45)	146	(1,050)
Gross profit	311	33	90	7	50	11	(6)	496
Administrative and selling expenses	(65)	(18)	(42)	(1)	(6)	(8)	(51)	(191)
Exploration expenses	(7)	-	-	-	-	-	-	(7)
Equity in earnings of affiliates	10	4	1	40	34	3	(1)	91
Other operating income (expense), net	(3)	(4)	1	10	15	(2)	(4)	13
Operating income (loss)	246	15	50	56	93	4	(62)	402

1999								
	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Statement of income								
Net sales	589	284	271	8	140	59	(111)	1,240
Costs of sales	(347)	(280)	(210)	(7)	(102)	(50)	110	(886)
Gross profit	242	4	61	1	38	9	(1)	354
Administrative and selling expenses	(55)	(19)	(28)	(2)	(7)	(7)	(45)	(163)
Exploration expenses	(13)	-	-	-	-	-	-	(13)
Equity in earnings of affiliates	3	-	1	47	29	9	1	90
Other operating income (expense), net	12	(1)	1	10	20	(1)	1	42
Operating income (loss)	189	(16)	35	56	80	10	(44)	310

The following information shows long-lived assets, total assets, net sales and operating income by geographic area.

2001	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	2,090	947	53	245	162	148	-	2	3,647
Total assets	4,057	1,221	97	260	212	183	164	-	6,194
Net sales	1,183	217	38	83	135	-	-	(2)	1,654
Operating income (loss)	247	125	8	17	(2)	(9)	-	-	386

2000	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	1,885	711	49	236	174	25	-	3	3,083
Total assets	3,879	999	213	256	222	23	51	(150)	5,493
Net sales	1,126	192	30	101	107	-	-	(10)	1,546
Operating income (loss)	256	102	5	33	7	-	-	(1)	402

1999	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	1,702	596	49	213	135	-	-	3	2,698
Total assets	3,628	818	186	233	154	-	55	(82)	4,992
Net sales	1,005	127	10	86	18	-	2	(8)	1,240
Operating income (loss)	263	43	(7)	15	(1)	-	(2)	(1)	310

17. Subsequent events

a) Assets swap

On March 5, 2002, Pecom Enegía's Board of Directors approved an agreement whereby:

i) Pecom Energía would sell to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million.
ii) IRHE (Argentine Branch) and GENTISUR S.A. would transfer to Pecom Energía:

- 0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;
- 7.5% interest in Compañía Inversora en Transmisión Eléctrica CITELEC S.A. ("Citelec"), parent of Transener S.A., in the amount of US$ 15 million.
- 9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, will be settled through a document maturing in October 2002, which will accrue interest at six-month LIBOR plus annual 3% spread.

The above transactions will require the approval by Pecom Energía's Regular Shareholders' Meeting, as the transaction qualifies as one entered into by related parties because IRHE (Argentine Branch), GENTISUR S.A. and Perez Companc S.A. have the same parent, as well as the Argentine Anti-trust Board opinion. In addition, Citelec's shares transfer will require the approval by the ENRE.

b) Issuance of Class "E" corporate bonds under the US$ 1 billion program

In January 2002, the Company issued Class "E" corporate bonds in the amount of 35, maturing on February 21, 2003, at a fixed rate of 6.75% per annum.

c) New accounting standards

On December 21, 2001, the CPCECABA approved new accounting standards (Technical Resolutions Nos. 16 to 19 of the FACPCE, with certain changes) that amend those currently effective regarding assets and liabilities valuation methods, the treatment of issues not included before, and new disclosure requirements to prepare financial statements. These standards are effective for fiscal years beginning July 1, 2002.

Among other issues, the new accounting standards provide: (i) express prohibitions to capitalize certain deferred charges and transition standards for the accounting treatment of intangible assets booked under previous standards which do not qualify as such under new ones, (ii) the mandatory application of the deferred tax method as well as measuring deferred assets and liabilities balances on a discounted basis, (iii) changes in the frequency and methodology to compare assets with recoverable values, (iv) changes in capitalizing financial costs arising from third-party capital to assets with prolonged production or construction processes, and (v) using discounted values to measure certain receivables and payables. Applying the new accounting standards may affect income (loss) for previous years.

The effects of applying the new standards on the Company's financial statements had not been evaluated as of the issuance date of these financial statements.

d) Devaluation of the Bolivar

On February 12, 2002, the Venezuelan Government decreed the currency floatation, thus annulling the bands system that governed exchange transactions since April 1996. Therefore, the exchange rate used to purchase and sell foreign currency was set based on the free market fluctuation generated by supply and demand. Over the first days of free US dollar fluctuation, there was a significant Bolivar devaluation. Since a significant part of the operating cash flow of Venezuelan operations is directly or indirectly denominated in US dollars, the Company does not estimate any material effects arising from this situation.

e) **Effect of the peso devaluation, inflation, and other changes in economic rules and regulations**

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. Exporters were allowed not to deposit with Argentine banks the funds from exports used to settle exports prefinancing.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 and Communiqué "A" 3425, as amended, of the Central Bank of Argentina (the BCRA) established an "official" exchange system, mainly for exports, certain imports, and bank debts, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at Ps 1.4 to US$ 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from Ps 1.60 to Ps 1.70 to US$ 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a) consolidation of exchange markets into a "free" market for negotiating foreign trade transactions and, with prior authorization of the BCRA, financial transactions. As of March 5, 2002, the exchange rate in such market ranged averaged Ps 2 to US$ 1, selling rate;
b) de-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Ps 1.40-to-US$ 1 exchange rate, and of all US dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the Ps 1-to-US$ 1 exchange rate. Deposits and loans switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" to be published by the BCRA and which will be applied as from the publication date of Decree No. 214/2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the BCRA;
c) de-dollarization of all private agreements entered into as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (b) above;
d) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;
e) de-dollarization of utility rates and elimination of indexing clauses, as well as renegotiation of the agreements executed between the Argentine Government and companies providing such services. Subsequently, Decree No. 293/02 established prolonged terms for such renegotiation process;
f) restriction on the free disposition of funds deposited with financial institutions;
g) prior authorization from the BCRA to transfer funds abroad on account of financial loan services, other than those granted by multilateral organizations and governmental credit agencies, and dividends distribution, regardless of the payment method (such payments may be made with funds freely available abroad);
h) implementation of exports withholdings: 20% on oil and gas, 5% on their derivatives, 10% on primary goods, and 5% on industrial or agricultural manufactured goods;
i) 180-day suspension of unjustified dismissals as from January 6, 2002; failure to meet this obligation will carry the penalty of having to pay twice the termination pay provided by current labor legislation;
j) 2-year suspension of the law on bank-deposits unseizability;
k) 180-day suspension, as from February 3, 2002, of all legal proceedings, precautionary measures, and foreclosure proceedings on loans, debt, deposits, or financial rescheduling affected by the new economic measures.

As of the date of these financial statements, the Federal Government is analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the domestic public debt swap will be switched into pesos and the way in which private external debt payments will be made.

As stated in Note 4.a), assets and liabilities in foreign currency as of December 31, 2001, were valued at the Ps 1-to-US$ 1 exchange rate.

The net position of assets and liabilities in foreign currency, that would generate effects assuming the devaluation occurred as of the date of these financial statements, is disclosed in Note 19.d) to these consolidated financial statements. Such position has not resulted in significant changes as of the date of these financial statements. The estimated impact of subsequent devaluations on the consolidated net position in foreign currency and on equity on the position in foreign currency of unconsolidated affiliates is a negative exchange difference of about 2,657, see the following table. This exchange difference will be accounted for in 2002, as provided by the accounting standards recently issued by the CPCECABA, which establish the capitalization of such exchange difference for certain assets and under certain conditions, subject to the approval by the CNV. As of the date of these financial statements, and because they are quite recent, the effects of applying the above standards could not be quantified.

The detail of consolidated assets and liabilities in foreign currency as of December 31, 2001, considering the exchange rate applicable as per transaction type, is as follows:

Description	Balance in pesos as of 12/31/01 (US$1 =Ps.1) (Note 19.d)	Applicable exchange rate	Positive (Negative) exchange difference
ASSET			
CURRENT ASSETS			
To be converted at the "official" exchange rate	5	1.40	2
To be converted at the "free market" exchange rate	805	2.00	805
De-dollarized at the Ps. 1 = US$ 1 exchange rate	70	1.00	-
Other assets (1)	134	1.01	1
Total current assets	1,014		808
NON CURRENT ASSETS			
To be converted at the "free market" exchange rate	152	2.00	152
De-dollarized at the Ps. 1 = US$ 1 exchange rate	9	1.00	-
Total non current assets	161		152
Total assets	1,175		960
LIABILITIES			
CURRENT LIABILITIES			
To be converted at the "official" exchange rate	(10)	1.40	(4)
To be converted at the "free market" exchange rate	(1,395)	2.00	(1,395)
De-dollarized at the Ps. 1 = US$ 1 exchange rate	(251)	1.00	-
Other liabilities (1)	(2)	1.00	-
Total current liabilities	(1,658)		(1,399)
NON CURRENT LIABILITIES			
To be converted at the "free market" exchange rate	(1,477)	2.00	(1,477)
De-dollarized at the Ps. 1 = US$ 1 exchange rate	(1)	1.00	-
Total non current liabilities	(1,478)		(1,477)
Total liabilities	(3,136)		(2,876)
Net position	(1,961)		(1,916)
Minority interest on net position			(6)
Effect of the devaluation on net position in foreign currency			(1,922)
Effect of the devaluation on interest in unconsolidated affiliates			(735)
Total effect			(2,657)

(1) Includes balances subject to renegotiation between the parties involved. The average exchange rate is reported at which such transactions will be converted as of date of these financial statements, according to Company estimations.

As provided in the Public Emergency and Exchange System Reform Law mentioned above, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date.

On the other hand, and as a consequence of the changes implemented, in January and February 2002, there was an increase in the Argentine consumer price index of 5.5% and 18.5%, respectively, according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

These increased wholesale prices show that Argentina no longer enjoys a monetary stability context and, therefore, the adjustment for inflation will have to be applied to financial statements so as to state them in constant pesos, in accordance with professional accounting standards, although this adjustment was suspended by Decree No. 316/1995 of the Federal Executive, which was issued together with the recently abrogated Convertibility Law.

The impact of accumulated inflation as of the date of these financial statements on monetary positions as of December 31, 2001 would be as follows:

Positive monetary effect on the net position of consolidated monetary assets and liabilities	390
Positive monetary effect on equity in monetary assets and liabilities of unconsolidated affiliates	152
Total	542

Should the above adjustment for inflation be applied, the Company's 2,817 shareholders' equity balance as of December 31, 2001, restated in constant pesos as of the date of these financial statements, would amount to 3,338.

18. Situation of the interest held in CIESA and Citelec in the face of the new economic context

The economic measures described in depth in Note 17.e) had a significant impact upon the economic and financial situation of the affiliates Citelec (and its subsidiary Transener), CIESA (and its subsidiary TGS) and Enron de Inversiones de Energía S.C.A. (which also holds an interest in TGS), mainly in the following aspects:

a) Rates de-dollarization and concession agreement renegotiation
Due to Law No. 25,561 being enacted, the rates applied by Transener and TGS formerly agreed upon in US dollars were converted into pesos at the Ps 1= US$ 1 exchange rate, eliminating all indexing mechanisms. On the other hand, this law empowers the Federal Executive to renegotiate public services agreements taking into account the impact of the rates on the competitiveness of the economy and on distribution of income, service quality and investment plans, when such aspects are contemplated in the contracts, the interest of users and access to the services, the security of the systems in question, and the profitability of the companies.

b) Negative exchange differences
The devaluation subsequent to year-end generated a significant exchange difference on the net monetary position in foreign currency of Transener, CIESA and TGS. The future effect of such exchange difference on the shareholders' equity of such companies may make it difficult for loan agreement clauses to be met.

c) Short-term debt
CIESA carries debt maturing in April 2002 for about US$ 220 million, whereas Transener faces debt maturities for about US$ 200 million over 2002, in both cases to be converted at the "free market" exchange rate, under exchange rules and regulations effective as of the date of these financial statements. In view of the situation described by the above paragraphs, these debt maturities will require, in some cases, debt refinancing or rescheduling.

The Management of these companies are considering various actions, according to each case, which could be implemented in order to achieve the future cash flows necessary to enable them to meet their obligations by the related due dates, including refinancing their debt and satisfactorily renegotiating their concession agreements.

Thus, the realization of carrying amounts of Pecom Energía total investments in such companies, in the amount of 382 as of December 31, 2001, depends on the success of the above actions. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

19. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.
b) Equity in affiliates.
c) Costs of sales.
d) Foreign currency assets and liabilities.
e) Consolidated detail of expenses incurred and depreciation.
f) Information about ownership in subsidiaries and affiliates.
g) Oil and gas areas and participation in joint ventures.
h) Combined joint ventures and consortia assets, liabilities and results.

a) Property, plant & equipment as of December 31, 2001, 2000 and 1999
(Stated in millions of Argentine pesos - See Note 2.c)

2001

	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electri-city	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	2,052	82	311	352	116	77	2,990
Net increase	821	12	6	6	4	19	868
Depreciation	235	7	29	22	4	11	308
Net book value at end of the year	2,638	87	288	336	116	85	3,550

2000

	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	1,711	82	275	366	118	69	2,621
Net increase	498	9	60	7	2	14	590
Depreciation	157	9	24	21	4	6	221
Net book value at end of the year	2,052	82	311	352	114	77	2,990

1999

	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	1,621	88	197	260	107	71	2,344
Net increase	233	3	90	121	13	6	466
Depreciation	143	9	12	15	2	8	189
Net book value at end of the year	1,711	82	275	366	118	69	2,621

b) Equity in affiliates
(Stated in millions of Argentine pesos - See Note 2.e)

	2001										2000	1999
					Information about the issuer							
	Description of securities					Last available financial statements						
Company	Face value	Amount	Cost	Book value	Main business	Date	Capital stock	Net income for the year	Equity		Book value	Book value
Petrolera Perez Companc S.A.	$ 1	96,050	1	18	Oil production	12/31/01	1	18	93		17	14
Distrilec Inversora S.A.	$ 1	241,341,830	313	330	Investor in Edesur S.A.	12/31/01	498	54	584		328	315
Pecom Agra S.A. (1)	$ 0.1	146,000	14	28	Agribusiness	12/31/01	-	21	57		22	26
Refineria del Norte S.A.	$ 10	2,610,809	29	36	Refining	09/30/01	92	7	128		35	33
Cia. de Inversiones de Energía S.A.	$ 1	129,429,046	273	186	Investor in T.G.S. S.A.	09/30/01	259	42	407		255	294
Oleoductos del Valle S.A.	$ 10	2,542,716	28	36	Oil transportation	12/31/01	110	22	155		34	34
Petroquímica Cuyo S.A.	$0.083	240,000,000	20	20	Petrochemical	12/31/01	50	-	65		20	21
Yacylec S.A.	$ 0.1	100,000,000	11	13	Electric transmission	12/31/01	45	12	57		12	12
Citelec S.A. (1)	$ 1	54,450,000	103	116	Investor in Transener S.A.	12/31/01	249	21	295		114	112
Cerro Vanguardia S.A.	$ 0.1	6,035,625	44	54	Mining	12/31/01	2	19	122		45	49
Terminales Marítimas Patagónicas S.A.	-	-	-	-	Oil storage and shipment	12/31/01	-	-	-		6	5
Norcable S.A.	-	-	-	-	Investor	-	-	-	-		-	2
Inversora Mata S.A.	Bs 1,000	490	25	32	Investor in Mata consortium	12/31/01	-	3	65		23	19
Coroil S.A.	Bs 1,000	490	19	23	Investor in Acema consortium	12/31/01	-	1	48		18	5
Andina Corporation S.A.	-	-	-	-	Investor in Empresa Petrolera Andina S.A.	-	-	-	-		110	107
Empresa Boliviana de Refinación S.A.	SBS 1,00	109,440	19	24	Refining	-	-	-	-		20	19
Transportadora de Gas del Sur S.A.	$ 1	39,527,875	49	54	Gas transportation	09/30/01	794	106	1,101		67	51
Mincorp Exploraciones S.A.	-	-	-	-	Mining	-	-	-	-		1	1
Enron de Inversiones de Energía S.C.A.	$ 1	18,882,578	28	26	Investor in T.G.S. S.A.	12/31/00	104	13	119		32	-
Oleoducto de Crudos Pesados Ltd.	US$ 0,01	31,500	15	15	Oil transportation	-	-	-	-		-	-
S.E. San Antonio S.A.	-	-	-	-	-	-	-	-	-		-	24
Total			991	1,011							1,159	1,143

(1) See Note 17.a).

c) **Cost of sales for the years ended December 31, 2001, 2000 and 1999**

(Stated in millions of Argentine pesos - See Note 2.c)

2001

	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electri-city	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	34	43	60	17	-	116	(7)	263
Costs (Section e)	512	21	63	56	19	28	-	699
Purchases, consumption and other	29	292	260	53	10	14	(237)	421
Inventories at end	(40)	(34)	(59)	(13)	(1)	(115)	9	(253)
Costs of sales	535	322	324	113	28	43	(235)	1,130

2000

	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electri-city	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	26	27	48	14	2	102	(2)	217
Costs (Section e)	380	24	59	52	11	29	-	555
Purchases, consumption and other	36	294	258	59	15	30	(151)	541
Inventories at end	(34)	(43)	(60)	(17)	-	(116)	7	(263)
Costs of sales	408	302	305	108	28	45	(146)	1,050

1999

	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electri-city	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	29	32	38	15	-	95	(2)	207
Costs (Section e)	322	24	39	33	5	29	-	452
Purchases, consumption and other	22	251	181	68	4	28	(110)	444
Inventories at end	(26)	(27)	(48)	(14)	(2)	(102)	2	(217)
Costs of sales	347	280	210	102	7	50	(110)	886

d) Foreign currency assets an liabilities as of December 31, 2001, 2000 and 1999
(Stated in millions of Argentine pesos - See Note 2.c)

CURRENT ASSETS		Foreign currency and amount	Exchange rate (1)	Book amount in local currency
Cash	US$	9	1.0000	9
	BS	814	0.0013	1
				10
Investments	US$	538	1.0000	538
	Rs	3	0.4309	1
				539
Trade receivables	US$	340	1.0000	340
	Rs	53	0.4309	23
	Bs	1,256	0.0013	2
				365
Other receivables	US$	70	1.0000	70
	BS	22,089	0.0013	29
	Rs	2	0.4309	1
				100
	TOTAL 2001			1,014
	TOTAL 2000			482
	TOTAL 1999			561
NONCURRENT ASSETS				
Trade receivables	US$	5	1.0000	5
Other receivables	US$	13	1.0000	13
	BS	23,048	0.0013	30
				43
Investments	US$	113	1.0000	113
	TOTAL 2001			161
	TOTAL 2000			145
	TOTAL 1999			82
	TOTAL ASSETS 2001			1,175
	TOTAL ASSETS 2000			627
	TOTAL ASSETS 1999			643
CURRENT LIABILITIES				
Accounts payable	US$	175	1.0000	175
	Rs	35	0.4309	15
	BS	27,193	0.0013	36
				226
Short-term debt	US$	1,238	1.0000	1,238
	BS	11,374	0.0013	15
				1,253
Payroll and social security taxes	BS	1,157	0.0013	2
	Rs	2	0.4309	1
				3
Taxes payable	Rs	2	0.4309	1
	BS	10,909	0.0013	14
				15
Other liabilities	Rs	3	0.4309	1
	BS	1,130	0.0013	1
	US$	159	1.0000	159
				161
	TOTAL 2001			1,658
	TOTAL 2000			894
	TOTAL 1999			409
NONCURRENT LIABILITIES				
Accounts payable	US$	2	1.0000	2
Long-term debt	US$	1,403	1.0000	1,403
Other liabilities	US$	73	1.0000	73
	TOTAL 2001			1,478
	TOTAL 2000			1,519
	TOTAL 1999			1,714
	TOTAL LIABILITIES 2001			3,136
	TOTAL LIABILITIES 2000			2,413
	TOTAL LIABILITIES 1999			2,123

US$ Milions of United States Dollars
BS Millions of Bolivares
Rs Milions of Reales
(1) Assets and liabilities exchange rate bank buys and sells, respectively. See Note 4.a)

e) Consalidated detail of expenses incurred and depeciation for the years ended December 31, 2001, 2000 and 1999

(Stated in millions of Argentine pesos - See Note 2.c)

	1999	2000	2001				
Account	**Total**	**Total**	**Total**	**Costs**	**Administrative and selling expenses**	**Exploration expenses**	**Costs capitalized in Property, plant & equipment**
Salaries and wages	120	122	134	45	86	3	-
Social security taxes	21	22	23	10	13	-	-
Other benefits to personnel	20	23	31	13	18	-	-
Taxes, charges and contributions	4	4	3	2	1	-	-
Fees and professional advisory	21	18	26	2	24	-	-
Depreciation of property, plant and equipment	189	221	308	286	22	-	-
Amortization of other assets	2	3	3	-	3	-	-
Oil and gas royalties	69	113	120	120	-	-	-
Spares and repairs	36	37	38	37	1	-	-
Geological and geophysical expenses	9	-	14	-	-	14	-
Transportation and freights	33	45	65	13	52	-	-
Construction contracts and other services	59	61	106	99	7	-	-
Fuel, gas, energy and other	14	15	20	19	1	-	-
Other operating costs and consumption	67	90	99	53	44	2	-
Allowances for doubtful accounts	-	7	6	-	6	-	-
Interests	7	2	-	-	-	-	-
Recovery of administrative expenses	(35)	(28)	(49)	-	(49)	-	-
Total 2001			947	699	229	19	-
Total 2000		755		555	191	7	2
Total 1999	636			452	163	13	8

f) Information about ownership in subsidiaries and affiliates as of December 31, 2001.

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Cía. Anónima Mixta San Carlos (Venezuela)	-	65.00	Oil and Gas Exploration and Production
Conuar S.A.	66.67	-	Electricity
Corod Producción S.A. (Venezuela)	90.00	-	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	100.00	-	Oil and Gas Exploration and Production
Enecor S.A.	69.99	-	Electricity
F.A.E. S.A.	-	45.32	Electricity
Genelba S.A. (1)	100.00	-	Other Investments
Innova S.A. (Brazil)	0.01	99.99	Petrochemical
PCI Power Edesur Holding Ltd. (Bermuda)	-	100.00	Electricity
Pecom Agropecuaria S.A.	99.99	0.01	Other Investments
Pecom Beteiligungs AG (Austria)	100.00	-	Corporate
Pecom Forestal S.A.	99.99	0.01	Other Investments
Pecom de Valores Internacional de España S.A. (Spain)	100.00	-	Corporate
Pecom Energía Operaciones S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Pecom Hispano Argentina S.A. (Spain)	100.00	-	Corporate
Pecom Energía Internacional S.A.	100.00	-	Corporate
Perez Companc International S.A. (Bolivia)	100.00	-	Corporate
Perez Companc Ecuador (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Ecuador (Cayman Islands)	-	100.00	Oil and Gas Exploration and Production
Perez Companc del Perú S.A. (Perú)	-	100.00	Oil and Gas Exploration and Production
Perez Companc del Perú (Cayman Islands)	-	100.00	Oil and Gas Exploration and Production
Perez Companc do Brasil (Brazil)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Brasil (Cayman Islands)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Pecomenergy S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Venezuela (Cayman Islands)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Venezuela Holdings (Cayman Islands)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Venezuela S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Petrolera Patagónica S.A. (2)	100.00	-	Oil and Gas Exploration and Production
Petrolera San Carlos (Cayman Islands)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Petroleum Commercial Supply, Inc. (USA)	-	100.00	Other Investments
Quintana Exploration Argentina S.A. (2)	100.00	-	Oil and Gas Exploration and Production
Quintana Minerals Argentina LLC (USA) (1)	100.00	-	Oil and Gas Exploration and Production
Quintana Minerals Santa Cruz LLC (USA) (1)	100.00	-	Oil and Gas Exploration and Production
Südelektra Argentina S.A.(2)	100.00	-	Oil and Gas Exploration and Production
World Energy Business S.A. (3)	-	100.00	Hydrocarbons Marketing and Transportation
World Fund Investment S.A. (Bolivia)	100.00	-	Corporate
World Fund Financial Services (Cayman Islands)	-	100.00	Corporate
Main affiliates			
Cerro Vanguardia S.A.	-	46.25	Other Investments
Cía. de Inversiones de Energía S.A.	25.00	25.00	Hydrocarbons Marketing and Transportation
Cía. Minera Dorado S.A.	-	49.99	Other Investments
Citelec S.A. (4)	42.49	-	Electricity
Coroil S.A. (Venezuela)	20.00	29.00	Oil and Gas Exploration and Production
Distrilec Inversora S.A.	38.50	10.00	Electricity
Edesur S.A.	-	27.33	Electricity
Enron de Inversiones de Energía S.C.A.	12.04	12.04	Hydrocarbons Marketing and Transportation
Empresa Boliviana de Refinación S.A. (Bolivia)	-	30.00	Refining
Inversora Mata S.A. (Venezuela)	49.00	-	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	-	Hydrocarbons Marketing and Transportation
Oleoducto de Crudos Pesados Ltd. (Cayman Islands)	-	15.00	Hydrocarbons Marketing and Transportation
Pecom Agra S.A. (4)	50.00	-	Other Investments
Pecomfianza S.G.R.	50.00	-	Corporate
Petrolera Perez Companc S.A.	19.21	-	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	40.00	-	Petrochemical
Refinería del Norte S.A.	28.50	-	Refining
Transba S.A.	-	24.86	Electricity
Transener S.A.	-	27.62	Electricity
Transportadora de Gas del Sur S.A.	3.31	31.69	Hydrocarbons Marketing and Transportation
Urugua-í S.A.	29.33	-	Electricity
Yacylec S.A.	22.22	-	Electricity

(1) In process of being liquidated.
(2) See Note 1.b)
(3) Ex Pecom Energy S.A.
(4) See Note 17.a)

g) Oil and gas areas and participation in joint ventures as of December 31, 2001.

NAME	LOCATION	WORKING INTEREST Direct	Indirect	OPERATOR	DURATION THROUGH
Production					
Argentina					
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	-	Pecom Energía	2016
Catriel Oeste	Río Negro	85.00%	-	Pecom Energía	2016
Jagüel de los Machos	Río Negro and La Pampa	100.00%	-	Pecom Energía	2015
Faro Vírgenes - U.T.E.	Santa Cruz	50.00%	-	Pecom Energía	2016
Puesto Hernández - U.T.E.	Mendoza and Neuquén	37.70%	-	Pecom Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	-	Pecom Energía	2015
Santa Cruz II - U.T.E. (1)	Santa Cruz	100.00%	-	Pecom Energía	2017
Río Neuquén	Neuquén and Río Negro	100.00%	-	Pecom Energía	2019
Entre Lomas (2)	Neuquén and Río Negro	3.85%	14.05%	P.P.C.	2016
Aguada de la Arena	Neuquén	80.00%	-	Pecom Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	-	Pecom Energía	2016
Santa Cruz I - U.T.E. (1)	Santa Cruz	71.00%	-	Pecom Energía	2016
Foreign					
Colpa - Caranda	Bolivia	100.00%	-	Pecom Energía	2029
Oritupano - Leona (3) (6)	Venezuela	-	54.00%	PC Venezuela	2014
Acema (4) (6)	Venezuela	-	86,23%	Coroil	2017
La Concepción (6)	Venezuela	-	90.00%	PC Venezuela	2017
Mata (5) (6)	Venezuela	-	86.23%	Inversora Mata	2017
Lote X (6)	Peru	-	100.00%	PC Perú	2024
Exploration					
Argentina					
Río Turbio (7)	Santa Cruz	96.68%	-	Pecom Energía	1999
Santa Cruz II - Oeste	Santa Cruz	100.00%	-	Pecom Energía	2006
Cuenca Marina 2A Norte-U.T.E.	Santa Cruz	50.00%	-	Pecom Energía	2005
Santa Cruz I - Oeste	Santa Cruz	100.00%	-	Pecom Energía	2006
Foreign					
San Carlos (8)	Venezuela	-	100.00%	PS Carlos	2005
Tinaco (1)(8)	Venezuela	-	100.00%	PC Venezuela	2005
Bloque 31 (8)	Ecuador	-	100.00%	Pecom Energía	2002
Tuichi	Bolivia	50.00%	-	Repsol YPF	2002
Lote 34 (6)	Peru	-	50.00%	Repsol YPF	2002
Lote 35 (6)	Peru	-	46.15%	Repsol YPF	2002
Lote XVI (6)	Peru	-	100.00%	PC Perú	2002
Lote 99 (1) (6)	Peru	-	100.00%	PC Perú	2003
Tucano (9)	Brazil	-	65.00%	P.C. do Brazil	2001
Bloque 18 (1)(10)	Ecuador	-	70.00%	Ecuadortlc	2002

(1) See Note 5.
(2) Indirect interest through Petrolera Perez Companc S.A.
(3) Indirect interest through Corod Producción S.A.
(4) Indirect interest through Coroil S.A.
(5) Indirect interest through Inversora Mata S.A.
(6) Indirect interest through Pecom de Valores Internacional de España S.A.
(7) The Company has requested that the lot be declared operational with commercial operation held in suspense.
(8) Indirect interest through Perez Companc International S.A.
(9) Indirect interest through Pecom Energia Internacional S.A.
(10) Indirect interest through Ecuadortlc S.A.

h) Combined joint ventures and consortia assets and liabilities as of December 31, 2001, 2000 and 1999 and results for the years then ended.
(Stated in millions of Argentine pesos - See Note 2.c)

Assets and liabilities	2001	2000	1999
Current assets	228	203	149
Noncurrent assets	1,147	928	573
Total assets	1,375	1,131	722
Current liabilities	185	144	57
Noncurrent liabilities	7	8	4
Total liabilities	192	152	61
Statements of income			
Net sales	401	366	227
Costs of sales	(194)	(162)	(134)
Gross profit	207	204	93
Administrative and selling expenses	(24)	(21)	(13)
Exploration expenses	(5)	-	(2)
Other operating income (expenses), net	2	1	(1)
Financial income (expense) and holding gain (losses)	1	(2)	(2)
Income tax provision	(7)	(7)	-
Net income	174	175	75

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(Not covered by the Independent Public Accountants' report)

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards N° 69 "Disclosures about Oil and Gas Producing Activities" and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in the Argentina and the rest of Latin America; the respective detail is disclosed in note 19.g. to the financial statements.

The amounts derived from minority interest in consolidated subsidiaries are not significant, therefore, they have not been included.

Amounts in millions pesos are stated as mentioned in note 2.c. to the financial statements.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2001, 2000 and 1999, for proved and unproved oil and gas properties, and the related accumulated depreciation, depletion and amortization (which includes the accrual for future abandonment costs).

	2001	2000	1999
	(in millions of pesos – note 2.c.)		
Consolidated companies:			
Proved properties:			
Equipment, camps and other facilities	795	692	585
Mining properties and wells	2,568	2,322	2,091
Unproved properties	341	202	168
Total capitalized costs	3,704	3,216	2,844
Accumulated depreciation, depletion and *amortization, and allowances which reduce the* value of assets	(1,066)	(1,164)	(1,133)
Subtotal of consolidated companies	2,638	2,052	1,711
Company's share in capitalized costs by unconsolidated affiliates	69	164	136
Total net capitalized costs	2,707	2,216	1,847

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2001, 2000 and 1999. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	2001			2000			1999		
	Argentina	Rest of Latin-America	Total	Argentina	Rest of Latin-America	Total	Argentina	Rest of Latin-America	Total
	(in millions of pesos – note 2.c.)								
Consolidated companies:									
Acquisition of properties:									
- Proved	213	32	245	125	8	133	-	7	7
- Unproved	79	60	139	26	6	32	-	-	-
Exploration costs	16	10	26	4	29	33	5	25	30
Development costs	226	335	561	160	190	350	94	98	192
Total costs incurred by consolidated affiliates	534	437	971	315	233	548	99	130	229
Company's share in costs incurred by unconsolidated affiliates	3	21	24	3	24	27	2	28	30
Total costs incurred	537	458	995	318	257	575	101	158	259

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for years ended December 31, 2001, 2000 and 1999. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the rates applicable at the end of each period on taxable income.

	2001			2000			1999		
	Argentina	Rest of Latin-America	Total	Argentina	Rest of Latin-America	Total	Argentina	Rest of Latin-America	Total
	(in millions of pesos – note 2.c.)								
Results of operations of consolidated companies:									
Net sales:									
- to third parties	322	353	675	269	323	592	273	223	496
- transfers to other operations	216	-	216	127	-	127	93	-	93
Total net sales	538	353	891	396	323	719	366	223	589
Production costs:									
- Operating costs	(120)	(70)	(190)	(92)	(58)	(150)	(79)	(63)	(142)
- Royalties and other	(99)	(44)	(143)	(80)	(46)	(126)	(41)	(24)	(65)
Total production costs	(219)	(114)	(333)	(172)	(104)	(276)	(120)	(87)	(207)
Exploration costs	(9)	(10)	(19)	(2)	(5)	(7)	(4)	(9)	(13)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(152)	(81)	(233)	(89)	(63)	(152)	(83)	(57)	(140)
Results of operations before income tax	158	148	306	133	151	284	159	70	229
Income tax	(57)	(26)	(83)	(44)	(7)	(51)	(53)	(4)	(57)
Results of operations - consolidated companies	101	122	223	89	144	233	106	66	172
Company's share in results of operations by unconsolidated affiliates	4	2	6	5	12	17	3	4	7
Total	105	124	229	94	156	250	109	70	179

Estimated oil and gas reserves

Proved reserves represent estimated quantities of oil (including crude oil, condensate and natural gas liquids) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with Rule 4-10 of Regulation S-X. The Company's reserve estimates as of December 31, 2001, 2000 and 1999, were audited by Gaffney, Cline & Associates Inc, international technical advisors. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2001, 2000 and 1999:

Proved reserves (developed and undeveloped)	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSAND OF BARRELS — CONSOLIDATED COMPANIES — ARGENTINA	REST OF LATIN-AMERICA	UNCONSOLIDATED COMPANIES — ARGENTINA	REST OF LATIN-AMERICA	TOTAL	NATURAL GAS IN MILLION OF CUBIC FEETS — CONSOLIDATED COMPANIES — ARGENTINA	REST OF LATIN-AMERICA	UNCONSOLIDATED COMPANIES — ARGENTINA	REST OF LATIN-AMERICA	TOTAL
Reserves as of December 31, 1998*	271,063	387,954	7,746	27,087	693,850	1,181,829	401,328	23,399	750,259	2,356,815
Increase(Decrease) originated in:										
Revisions of previous estimates	(1,535)	7,142	(25)	(7,060)	(1,478)	(106,470)	11,177	(194)	(223,599)	(319,086)
Improved recovery	*40,655*	*13,381*	*588*	*551*	*55,175*	*58,124*	*11,991*	*3,068*	-	*73,183*
Extensions and discoveries	2,151	151	-	7,120	9,422	4,436	-	-	431,401	435,837
Purchase of proved reserves in place	-	12,628	-	713	13,341	-	5,051	-	-	5,051
Sale of proved reserves in place	(730)	-	-	-	(730)	(3,763)	-	-	-	(3,763)
Year's production	(18,900)	(16,320)	(548)	(745)	(36,513)	(56,682)	(21,460)	(2,932)	(7,026)	(88,100)
Reserves as of December 31, 1999*	292,704	404,936	7,761	27,666	733,067	1,077,474	408,087	23,341	951,035	2,459,937
Increase (Decrease) originated in:										
Revisions of previous estimates	(1,692)	(14,598)	-	14,661	(1,629)	(47,184)	25,406	(910)	36,454	13,766
Improved recovery	12,599	33,661	1,082	1,003	48,345	26,372	26	4,239	-	30,637
Extensions and discoveries	7,032	67,065	-	2,249	76,346	26,152	5,199	-	182,820	214,171
Purchase of proved reserves in place	13,687	1,683	-	305	15,675	141,377	-	-	-	141,377
Sale of proved reserves in place	(19,316)	-	-	-	(19,316)	(4,896)	-	-	-	(4,896)
Year's production	(18,693)	(17,953)	(573)	(1,105)	(38,324)	(57,267)	(16,908)	(1,695)	(7,817)	(83,687)
Reserves as of December 31,2000*	286,321	474,794	8,270	44,779	814,164	1,162,028	421,810	24,975	1,162,492	2,771,305
Increase (Decrease) originated in:										
Revisions of previous estimates	(31,960)	(17,103)	(2,519)	(956)	(52,538)	(402,740)	48,114	(7,054)	-	(361,680)
Improved recovery	12,596	17,913	1,670	177	32,356	20,605	18,605	1,798	-	41,008
Extensions and discoveries	14,303	17,769	-	830	32,902	71,307	30,582	-	-	101,889
Purchase of proved reserves in place	24,115	18,398	-	-	42,513	376,365	-	-	-	376,365
Sale of proved reserves in place	(50,816)	-	-	(32,632)	(83,448)	(18,002)	-	-	(1,162,492)	(1,180,494)
Year's production	(24,122)	(21,645)	(578)	(432)	(46,777)	(98,206)	(24,058)	(1,590)	-	(123,854)
Reserves as of *December 31,2001**	230,437	490,126	6,843	11,766	739,172	1,111,357	495,053	18,129	-	1,624,539

(*)Includes proved developed reserves:

As of December 31, 1998	163,635	142,813	5,952	11,061	323,661	431,240	221,401	20,470	431,695	1,104,806
As of December 31, 1999	166,132	147,003	5,977	8,482	327,594	468,110	230,374	18,649	369,073	1,086,206
As of December 31, 2000	178,844	172,702	6,278	17,245	375,069	495,936	241,754	19,793	473,684	1,231,167
As of December 31, 2001	147,560	198,964	4,364	4,844	355,732	548,526	290,638	13,308	-	852,472

The estimated reserves were subjected to economic tests to determine economic limits. Such estimated reserves in Argentina, Peru and Bolivia, are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage. In Venezuela, the Company receives, for its interest in the "Oritupano-Leona" Block, a fee per barrel delivered to the Government of Venezuela. Additionally, the Company receives a fee for reimbursement of certain capital expenditures. In the Mata, Acema and La Concepción areas, the Company collects a variable fee per barrel delivered that contemplates production costs plus a mark-up. Under these contracts, the Venezuelan government maintains full ownership of all hydrocarbons in fields. The reserve volumes in Venezuela are computed by multiplying the Company's working interest by the gross proved recoverable volumes for the contract area. In accordance with the agreement governing current petroleum operations in Venezuela, the Company is exempt from production royalty payments.

Had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in "Rest of Latin America" would have decreased by approximately 14.6 %, 20.7 % and 24.3 %, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in "Rest of Latin America" would have decreased by approximately 30.1 %, 13.6 % and 14.8 % as of December 31, 2001, 2000 and 1999, respectively. The information in this paragraph was not audited by Gaffney, Cline & Associates.

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by Statement of Financial Accounting Standards N° 69, such future net cash flows were estimated using each year-end prices and costs held constant for the life of the reserves (except in such circumstances in which the sale of hydrocarbons is governed by contracts fixing the sale price or its escalation) and using a 10% annual discount factor. Future development costs include estimated drilling costs, exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company's reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows derived from the reserves of hydrocarbons.

	2001			2000			1999		
	Argentina	Rest of Latin-America	Total	Argentina	Rest of Latin-America	Total	Argentina	Rest of Latin-America	Total
				(in millions of pesos – note 2.c.)					
Consolidated companies:									
Future cash flows	4,985	6,944	11,929	7,878	7,812	15,690	7,849	6,837	14,686
Future production costs	(1,693)	(2,394)	(4,087)	(2,409)	(2,537)	(4,946)	(2,648)	(2,307)	(4,955)
Future development and abandonment costs	(609)	(1,119)	(1,728)	(654)	(1,164)	(1,818)	(696)	(992)	(1,688)
Future income tax	(606)	(762)	(1,368)	(1,427)	(1,103)	(2,530)	(1,306)	(932)	(2,238)
Future net cash flows	2,077	2,669	4,746	3,388	3,008	6,396	3,199	2,606	5,805
10% annual discount	(844)	(1,326)	(2,170)	(1,747)	(1,532)	(3,279)	(1,754)	(1,344)	(3,098)
Subtotal of consolidated companies	1,233	1,343	2,576	1,641	1,476	3,117	1,445	1,262	2,707
Company's share in standardized measure by unconsolidated affiliates	27	36	63	41	393	434	38	275	313
Total	1,260	1,379	2,639	1,682	1,869	3,551	1,483	1,537	3,020

As described in note 3 to the financial statements, the Company uses various derivative financial instruments to mitigate the impact of changes in crude oil prices. Through fiscal year 1999, the Company included in the standardized measure the effect of the derivatives outstanding at the end of each fiscal year. As from fiscal year 2000, the Company presents this measurement without including the effect of derivatives. In view of this situation, data for 1999 was adjusted retroactively so as to make them comparable. Had such instruments been considered, the effects on Future cash flows would have decreased 20, 381 and 333 for the years *2001, 2000 y 1999 respectively.*

As described in note 17.e to the financial statements, since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures. The standardized measure of future cash flows disclosed above does not include the effects of these measures.

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for each year ended December 31, 2001, 2000 and 1999:

CONSOLIDATED AND UNCONSOLIDATED COMPANIES

	2001			2000			1999		
	Argentina	Rest of Latin-America	Total	Argentina	Rest of Latin-America	Total	Argentina	Rest of Latin-America	Total
					(in millions of pesos – note 2.c.)				
Standardized measure at beginning of year	1,682	1,869	3,551	1,483	1,537	3,020	487	469	956
Changes related to oil & gas activities:									
Sales net of production costs	(450)	(261)	(711)	(424)	(264)	(688)	(253)	(166)	(419)
Net change in sales prices, net of future production costs	(617)	(477)	(1,094)	231	60	291	1,455	1,112	2,567
Changes in future development costs	(172)	(238)	(410)	(107)	(280)	(387)	(140)	(242)	(382)
Extensions, discoveries and improved recovery, net of future production and associated costs	194	197	391	199	716	915	350	268	618
Development costs incurred	229	356	585	163	209	372	96	126	222
Revisions of quantity estimates	(436)	(49)	(485)	(40)	(29)	(69)	(40)	(57)	(97)
Purchase of reserves in place	318	39	357	152	15	167	-	9	9
Sale of reserves in place	(212)	(366)	(578)	(122)	-	(122)	(2)	-	(2)
Net change in income taxes	305	209	514	(76)	(224)	(300)	(550)	(381)	(931)
Accretion of discount	210	215	425	204	207	411	63	62	125
Changes in production rates	219	(69)	150	55	(22)	33	45	270	315
Other changes	(10)	(46)	(56)	(36)	(56)	(92)	(28)	67	39
Standardized measure at end of year	1,260	1,379	2,639	1,682	1,869	3,551	1,483	1,537	3,020